Exhibit 99.4

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

DIRECTORS REPORT AND FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2024

CONTENTS

DIRECTORS AND OTHER INFORMATION FOR THE YEAR ENDED 31 DECEMBER 2024

Director

- Haggai Alon (appointed July 1, 2022), Chairman of the Board (commence March 6, 2026)
- Amir Bader (appointed August 19, 2022), Interim Chief Financial Officer
- Zeren Browne (appointed August 22, 2022), EVP, Chief Strategy Officer, M.G. of trueGold
- Pauline Khoo (depart May 31, 2024)
- Pebble Sia Huei – Chieh (appointed June 9, 2024)
- Ophir Sternberg, Chairman of the Board (depart March 6, 2026)
- Roger Meltzer (depart March 6, 2026)
- Thomas Hawkins (depart March 6, 2026)
- Richard Gordon Hayes (appointed March 6, 2026)
- Tan Cheong Hwai (appointed March 6, 2026)
- Daniel Marcel Peterlin (appointed March 6, 2026)

Company Secretary

Bradwell Limited

Company Number

722009

Registered Office and Business Address
Mespil Business Centre, Mespil House, Sussex Road, Dublin 4, Ireland, D04 T4A6

Auditors
Baker Tilly Ireland Audit Limited
Chartered Certified Accountants and Statutory Audit Firm

Scotch House
6/7 Burgh Quay
Dublin, D02 VK44

Bankers

National Australia Bank Limited

Solicitors

Arthur Cox
Ten Earlsfort Terrace, Dublin 2, D02 T380

DIRECTORS REPORT FOR THE YEAR ENDED 31 DECEMBER 2024

The Directors present their report and the audited financial statements for the year ended 31 December 2024.

Principal Activity and Review of the Business.

The principal activity of SMX (Security Matters) Public Limited Company (the "Company") is to act as the holding company for the SMX Group. The principal activities of the Group comprise the development and commercialization of proprietary marking, authentication, traceability and circular economy technologies designed to provide transparency, provenance and supply chain integrity solutions across a range of industries.

There has been no significant change in these activities during the financial year ended 31 December 2024.

SMX Group companies integrates chemistry, physics, and computer science to give materials memory and create a culture of transparency and trust across multiple industries. The Company's nearly 100 patents support unique marking, measuring, and tracking technologies allowing clients to seamlessly deploy transparency at all levels of development and provide stakeholders with a complete provenance of material composition and history, from virgin material to recycled, to address manufacturing challenges and ESG goals while maintaining sustainable growth. As a result, SMX's technologies are designed and developed to help companies address ESG commitments and transition more successfully to a low-carbon economy.

The Company's technology seeks to enable global companies across various industries to transition more successfully to a sustainable circular economy. By adopting our technology, they would be able to tangibly measure and track the raw material from origination, through the supply chain and at the end of life-where the amount of material recycled/reused from that product item can be measured and as well as the number of times that specific material/item has been recycled/reused.

The Company provides one solution to solve both authentication and track and trace challenges in order to uphold supply chain integrity and provide quality assurance and brand accountability to producers of goods. Its technology works as a track and trace system using a marker, a reader and an algorithm to identify embedded sub-molecular particles in order to track and trace different components along a production process (or any other marked good along a supply chain) to the end producer.

Its proprietary marker system embeds a permanent or removable (depending on the needs of the customer) mark on solid, liquid or gaseous objects or materials. One reader can detect embedded data in various materials, from metals to fabrics to food and plastics, with all data logged onto the same digital platform. This versatility across materials sets the SMX tech apart from competitors. Each marker is comprised of a combination of marker codes such that each marker is designed to be unique and unable to be duplicated. The marker system is coupled with an innovative patented reader that responds to signals from the marker and, together with a patented algorithm, captures the details of the product retrieved and stored on a blockchain digital ledger. Each marker can be stored, either locally on the reader and on private servers, cloud servers or on a blockchain ledger, to protect data integrity and custody.

History and Development of the Company

The Company was incorporated in 2014 to provide brand protection and supply chain integrity solutions to businesses. It provides these solutions through the commercialization of proprietary technology for tracking and tracing materials by observing and identifying unique markers (the "Source IP"). The Source IP originated from a government-supported research and development institute specializing in advanced nuclear and photonic technologies. In January 2015, SMX entered into a license agreement with the intellectual property holding company of that institute to license the Source IP and further develop and commercialize the technology (the "License Agreement"). Under the License Agreement, as amended, the Source IP may be utilized across a broad range of industries and applications.

The holding Company was formed on July 1, 2022, as a public limited company under the name Empatan Public Limited Company, incorporated in Ireland. The Company changed its name to SMX (Security Matters) Public Limited Company on February 17, 2023. Its affairs are governed by its Amended and Restated Memorandum and Articles of Association, the Irish Companies Act of 2014 (the "ICA"), and the laws of Ireland. The Company's principal executive office is located at Mespil Business Centre, Mespil House, Sussex Road, Dublin 4, Ireland, D04 T4A6.

On March 7, 2023, the Company consummated the Business Combination Agreement ("BCA") with Lionheart pursuant to which, among other things:

- Security Matters PTY proposed the Scheme and Capital Reduction which resulted in all shares in Security Matters Limited being cancelled in return for the issuance of the Company's Ordinary Shares, with the Company being issued the Security Matters Shares (this resulted in Security Matters PTY becoming a wholly owned subsidiary of the Company);

- Security Matters PTY proposed the Option Scheme, which resulted in the Security Matters PTY options held by participants in the Option Scheme being subject to a cashless exercise based on a Black-Scholes valuation, in exchange for Security Matters Shares. Under the Scheme those shares were cancelled and the participants received Ordinary Shares on the basis of the Scheme consideration;

- Security Matters PTY shareholders received consideration under the Scheme of 1 Ordinary Share per 10.3624 Security Matters Shares having an implied value of $10.00 per Ordinary Share and the Company became the holder of all of the issued shares in Security Matters PTY and Lionheart, with Security Matters PTY being delisted from the Australian Stock Exchange;

- Merger Sub merged with and into Lionheart, with Lionheart surviving the merger as a wholly owned subsidiary of the Company;

- Existing Lionheart stockholders received Ordinary Shares in exchange for their existing Lionheart shares and existing Lionheart warrant holders had their warrants automatically adjusted to become exercisable in respect of Ordinary Shares instead of Lionheart shares; and

- The Company's Ordinary Shares were listed on NASDAQ under the ticker SMX and the Public Warrants were listed under the ticker SMXWW.

As a result of the Business Combination, the Company owns the entire share capital of Security Matters PTY. Accordingly, for financial reporting purposes, Security Matters PTY (the legal subsidiary) is the accounting acquirer and the Company (the legal parent) is the accounting acquiree. The consolidated financial statements prepared following the reverse acquisition were issued under the name of the Company, but they were a continuance of the financial statements of Security Matters PTY and reflected the fair values of the assets and liabilities of the Company (the acquiree for accounting purposes), together with a deemed issuance of shares by Security Matters PTY at fair value based on the quoted opening share price of the Company in its first trading day following the closing of the Business Combination, and a recapitalization of its equity. This deemed issuance of shares is in fact both an equity transaction under IAS 32 (receiving the net assets of the Company) and an equity-settled share-based payment transaction under IFRS 2 (receiving the listing status of the Company). The difference between the fair value of the shares deemed to have been issued by Security Matters PTY and the fair value of the

Company's identifiable net assets represent a payment for the service of obtaining a Stock Exchange listing for its shares and it is therefore expensed immediately to profit or loss at the closing date.

Business Overview

Vision

The Company aims to be a leading provider of brand protection, authentication, and track-and-trace solutions for the anti-counterfeit and circular economy markets. Its technology supports supply chain integrity, product authenticity, sustainability initiatives, and the transition toward a circular economy aligned with UN Sustainable Development Goal 12.

Overview

The Company provides an integrated authentication and track-and-trace solution combining proprietary markers, readers, and blockchain-based technology. Its system enables manufacturers and brand owners to verify authenticity, monitor products and materials throughout the supply chain, and maintain secure records of product provenance, ownership, and movement.

Business Model

The Company is expanding globally across Asia, the Middle East, and Europe, targeting leading brands and manufacturers through direct sales and white-label partnerships. Revenue is generated through fixed-fee and volume-based arrangements.
The Company works directly with manufacturers and raw material suppliers to integrate its technology with minimal disruption to production processes. It is also expanding its platform through complementary technologies and end-to-end solution offerings.

Products and *Applications:*

Product

The Company's solution consists of three components:

1. Proprietary physical or chemical markers
2. Readers that detect and authenticate markers
3. A blockchain-enabled digital platform

Markers

Markers are unique molecular identifiers that can be applied to solids, liquids, or gases. They are designed to be invisible, secure, non-disruptive to the marked material, and resistant to duplication or counterfeiting. Depending on customer requirements, markers can be permanent or removable and can contain information relating to product origin, provenance, production details, and supply chain data.

Readers

The Company's readers detect and authenticate proprietary markers and provide product information without requiring laboratory testing. Readers are available in handheld and industrial formats for large-scale deployment.

Platform

The blockchain-enabled platform securely records authentication, ownership, location, and supply chain events. The platform creates a digital record of physical products, supporting authentication, traceability, supply chain management, and sustainability initiatives.
The Company is also developing capabilities to tokenize verified physical materials and create digital assets linked to authenticated physical products.

Applications

a. Process Tracing

Enables end-to-end visibility of materials and products throughout their lifecycle, supporting provenance verification, ESG reporting, and regulatory compliance.

b. ***Authentication***

Allow manufacturers and brand owners to verify product authenticity and combat counterfeiting, tampering, and diversion.

c. Sustainability and Circular Economics

Supports recycling, reuse, recycled-content verification, and improved material recovery through traceable product lifecycle management.

d. ***Automotive***

Provides material traceability and circularity solutions within automotive manufacturing and supply chains.

e. Cyber Hardware Security

Supports authentication and traceability of critical components across electronics, AI infrastructure, defense, communications, healthcare, energy, and autonomous vehicle sectors.

Results and Dividends

Key Factors Affecting Results for the year

The Company believes that its performance and future success depend on several factors that present significant opportunities for us but also pose risks and challenges, including those discussed below and in its SEC Annual Report on Form 20-F titled "*Risk Factors*."

Commercial Agreements

The Company's technology seeks to enable global companies across various industries to transition more successfully to a sustainable circular economy. By adopting our technology, they can be able to tangibly measure and track the raw material from origination, through the supply chain and at the end of life-where the amount of material recycled/reused from that product item can be measured and as well as the number of times that specific material/item has been recycled/reused.

Because the Company directs its sales efforts toward large multinational corporations and market-leading industry participants, its sales cycle may extend over several quarters. As a result, there is a risk that external events beyond the Company's control, including economic downturns, geopolitical instability, supply chain disruptions, cyber incidents, natural disasters, pandemics and other force majeure events, may delay or prevent the successful completion of sales opportunities and commercial agreements.

The Company has received interest in its technology from several international market-makers conglomerates as well as parties interested in making such technology a market standard, which will greatly assist the creation of future income. Any delays in the successful completion of projects or the creation of a market standard, as well as the materialization of any of the risks described in the section entitled "*Risk Factors*" above may impact the ability to generate revenue.

Components of Results for the year

The results of operations presented below should be reviewed in conjunction with the consolidated financial statements and notes included and in its SEC Annual Report on Form 20-F.

Revenue

The Company did not generate revenue during the years ended December 31, 2024 and December 31, 2023. To date, the Company has focused primarily on technology development, proof-of-concept projects and commercialisation activities. Management continues to invest in creating a scalable onboarding process for multinational customers and positioning the Company's technology for broader commercial adoption.

Operating Expenses

The Company's current operating expenses consist of the following components: research and development expenses, general and administrative expenses and selling and marketing expenses. The Company is working to maintain discipline on expenses over time.

Research and Development Expenses, Net

The Company's research and development expenses consist primarily of wage and salary related expenses, subcontractors and consultants, depreciation and amortisation of equipment, research expenses and share-based compensation expenses. The Company expects that its research and development expenses will increase as the Company continues to develop its products and recruit additional research and development employees.

The Company is engaged in Proof of Concept (POC) agreements according to which it receives funds for financing research and development expenses from prospective customers. Those funds are reimbursements for expenses and therefore are offset against the related R&D expenses in profit or loss.

General and Administrative Expenses

General and administrative expenses consist primarily of professional services fees, wages and salary related expenses, share-based compensation, facility-related costs and other general and administrative expenses. In the year ended December 31, 2024, general and administrative expenses also include the cost related to being a public NASDAQ company.

Selling and Marketing Expenses

Selling and marketing expenses consist primarily of wages and salary related expenses, digital advertising and marketing expenses.

Finance Income and Expenses

Finance expenses, net consists primarily of revaluation of financial liabilities and warrants at fair value, interest on borrowings, inducement expenses, exchange rate difference, and fees and commissions to banks.

Gain from Remeasurement of investment in associated company

Gain from remeasurement of investment in associated company arises due to the agreement the Company signed with trueGold on October 3, 2023, to acquire an additional 7.5% which increased the Company's holdings to 51.9% in trueGold and resulted in the Company gaining control over trueGold.

On July 10, 2024, in connection with the PMB LOI, Security Matters PTY's ownership in trueGold was increased from 51.9% to 52.9%.

Foreign Currency

The consolidated financial statements are prepared in US Dollars, which is the functional and presentation currency of the Company. Security Matters (SMX) PLC functional currency is US Dollar. The functional currency of Lionheart III Corp is US Dollar. The functional currency of SMX Fashion and Luxury is EURO. The functional currency of true Silver SMX Platform is Canadian Dollars. The functional currency of SMX (Security Matters) Ireland Limited is US Dollar. The functional currency of SMX Circular Economy Platform PTE, Ltd. is Singapore Dollar. Security Matters Pty Ltd.'s functional currency is Australian Dollars. The functional currency of Security Matters Ltd. (Israel) is New Israeli Shekels. The functional currency of Security Matters Canada Ltd. is Canadian Dollars. The functional currency of SMX Beverages Pty Ltd. is Australian Dollar. The functional currency of true-Gold Consortium PYT LTD. is Australian Dollar.

Transactions and balances in foreign currencies are converted into US Dollars in accordance with the principles set forth by International Accounting Standard (IAS) 21 ("The Effects of Changes in Foreign Exchange Rates"). Accordingly, transactions and balances have been converted as follows:

- Assets and liabilities - at the rate of exchange applicable at the reporting date;
- Expense items - at annual average rate at the statements of financial position date.
- Share capital, capital reserve and other capital movement items were at rate of exchange as of the date of recognition of those items.
- Accumulated losses was based on the opening balance for the beginning of the reporting period in addition to the movements mentioned above.
- Exchange gains and losses from the aforementioned conversion are recorded in exchange losses arising on translation of foreign operations in the consolidated statement of comprehensive loss.

Comparison of the Years Ended December 31, 2024, and December 31, 2023

The following table summarizes our historical results of operations for the periods indicated:

U.S. dollars in thousands (except of per share data)	Year Ended December 31, 2024	2023
	US$ in thousands.	
General and administrative expenses	12,729	16,567
Research and development expenses	3,059	2,711
Selling and marketing expenses	992	661
Impairment and Amortisation	11,085	-
Listing cost	-	16,802
Operating Loss	**(27,865)**	**(36,741)**
Finance expenses	13,493	7,891
Finance income	5,957	1,580
Gain from remeasurement of investment in associated company	-	22,164
Share of net profit (loss) of associate companies	-	(101)
Loss before income tax	**(35,401)**	**(20,989)**
Income tax	-	-
Loss for the financial year	(35,401)	(20,989)
Loss for the financial year attributable to:		
Equity holders of the Company	(31,092)	(20,914)
Non- controlling interest	(4,309)	(75)
Basic and diluted loss per share attributable to shareholders (US$ per share)**	**(248)**	**(16,557)**

** Comparative share and per-share information has been retrospectively adjusted to reflect the reverse share splits that became effective on July 15, 2024, and January 15, 2025, in accordance with IAS 33. The equity structure of prior periods also reflects the recapitalisation arising from the Business Combination.

General and Administrative Expenses

The Company's general and administrative expenses amounted to $12,729 thousand for the year ended December 31, 2024, a net decrease of $3,838 thousand, or 23%, compared to $16,567 for the year ended December 31, 2023. The net decrease was primarily attributable to a decrease of $4,735 thousand in transaction costs, a decrease of $261 in travel expenses, set-off with an increase of $858 in professional services expenses, and an increase of $482 in share-based compensation costs.

Research and Development Expenses, Net

The Company's research and development expenses for the year ended December 31, 2024, amounted to $3,059 thousand, representing an increase of $348 thousand, or 13%, compared to $2,711 thousand for the year ended December 31, 2023. The major changes in research and development expenses were an increase of $568 thousand in salaries and related expenses and materials and laboratory expenses that increased by $211 thousand, set-off with a $209 thousand decrease in subcontractors and consultant expenses, all due to rolling out of the Company's technology.

Selling and Marketing Expenses

The Company's selling and marketing expenses totalled $992 thousand for the year ended December 31, 2024, an increase of $331 thousand, or 50%, compared to $661 thousand for the year ended December 31, 2023, and was primarily due to an increase of $222 thousand in wages and salaries related due to hiring new professional

senior selling and marketing team and an increase of $74 thousand for marketing, consulting and digital media expenses.

Listing Cost

No listing cost was recognised during the year ended December 31, 2024. In the prior year, the Company recognised a one-time listing expense of $16.8 million arising from the reverse acquisition completed as part of the Business Combination. The expense represented the accounting charge recognised under IFRS 2 in connection with obtaining a public listing and is further described in Note 1 and the Reverse Acquisition section of the Critical Accounting Estimates note

Finance Income and Expenses

Finance income for the year ended December 31, 2024, totalled $5,957 thousand, compared to $1,580 thousand for the year ended December 31, 2023. Finance income primarily comprised fair value gains arising from the remeasurement of certain derivative financial liabilities, including conversion features embedded in convertible instruments and other financial liabilities measured at fair value through profit or loss, together with foreign exchange gains. [SMX (Secur...Audit Team | Word]

Finance expenses for the year ended December 31, 2024, amounted to $13,493 thousand, compared to $7,891 thousand for the year ended December 31, 2023. Finance expenses primarily comprised fair value losses on warrant liabilities, bridge loans, convertible instruments and related derivative liabilities, together with interest expense and foreign exchange losses. Further details of these instruments are provided in Notes 8, 9, 11 and 26.

The Company's finance expenses are an outcome of its achievement to raise more than $13 million during the year ended December 31, 2024. The Company's finance income for the year ended December 31, 2023, totalled $1,580 thousand, an increase of $1,552 thousand, or 5,543%. The increase is due to $927 thousand revaluation of public warrants financial liabilities at fair value and $377 thousand revaluation of convertible note. The Company's finance expenses for the year ended December 31, 2023, amounted to $7,891 thousand, an increase of $6,763 thousand, or 599.6%. The increase mainly attributed to a $3,704 thousand revaluation of the bridge loans and convertible notes, $2,005 thousand due to warrants revaluation, $1,000 thousand due to interest on borrowings, and $250 thousand from inducement expenses.

Amortisation and Impairment

In the fiscal year ending December 31, 2024, the Company recognised amortisation and impairment of its intangible assets, technology assets, and goodwill, as the intangible assets are now matured to commercial stage and in active use. Amortisation expenses totalled $2,075 thousand and the impairment amounted to $9,010 thousand.

Gain from Remeasurement of Investment in Associated Company

During the year ended December 31, 2023, the Company recorded a gain from remeasurement of investment in associated company amounted to $22,164 thousand and reflects the remeasurement of the investment in trueGold at fair value following the Company obtaining control over true-Gold, since before the transaction's completion the Company held 44.4% of the shares of true-Gold which were treated as a joint venture investment.

Share of Net Profit/Loss of Associated Companies

Shares of loss for the financial year of associated companies consists of equity profit or loss from associated joint venture activity for the year ended on December 31, 2024, amounted to nil, and for the year ended on December 31, 2023 amounted of $101 thousand loss. As of December 31, 2024, December 31, 2023, the carrying amount of the investment in associated companies is $105 thousand, and $115 thousand, respectively.

Income Tax

As of December 31, 2024, the Company estimated carry forward tax losses of approximately $69,363 thousand (December 31, 2023: $45,095 thousand) which may be carried forward and offset against taxable income for an indefinite period in the future. The Company and its subsidiaries did not recognise deferred tax assets relating to carry forward losses in the financial statements because their utilization in the foreseeable future is not probable.

Operating Loss

Operating loss for the year ended December 31, 2024, was $27,865 thousand, compared to an operating loss of $36,741 thousand for the year ended December 31, 2023, representing an improvement of $8,876 thousand, or 24%. The improvement was primarily attributable to the absence of the one-time listing expense of $16,802 thousand recognised in 2023 in connection with the Business Combination. This improvement was partially offset by the recognition of impairment and amortisation expense of $11,085 thousand during 2024 and increased investments in research and development and commercialisation activities.

For the year ended December 31, 2023, the Company reported an operating loss of $36,741 thousand. The 2023 results included a one-time expense of $16,802 thousand arising from the Company's 2023 Business Combination.

Loss for the financial year

The Company had a loss for the financial year of $35,401 thousand for the fiscal year ending December 31, 2024, compared to a loss for the financial year of $20,989 thousand, or 68.7%, for the fiscal year ending December 31, 2023. The year 2023 included a one-time gain from the remeasurement of investments in associated companies amounting to $22,164 thousand.

Dividend

The Directors do not propose a dividend for the year ended 31 December 2024 (2023: None)

Principal Risks and Uncertainties

Liquidity and Capital Resources

Overview

Since our inception through December 31, 2024, and thereafter, the Company has funded its operations principally through the issuance of Ordinary Shares, warrants, convertible notes, loans from investors and related parties, governmental grants and reimbursement from prospective customers for paid pilots and proof-of-concept projects. As of December 31, 2024, the Company had $2,343 thousand in cash and cash equivalents.

The table below presents our cash flows for the periods indicated:

U.S. dollars in thousands	**For Year Ended December 31, 2024**	**2023**
	US$ in thousands.	
Net cash used in operating activities	11,314	12,479
Net cash used in investing activities	190	1,036
Net cash provided by financing activities	13,110	11,954
Net increase (decrease) in cash and cash equivalents	1,606	(1,561)

Operating Activities

Net cash used in operating activities was $11,314 thousand during the year ended December 31, 2024, compared to net cash used in operating activities of $12,479 thousand during the year ended December 31, 2023. The cash used is mainly attributed to the loss for the financial year for the period which amounted to $35,401 thousand and adjusted mainly as non-cash, remeasurement at the amount of $6,813 thousand for impairment of goodwill, depreciation and amortisation remeasurement at the amount of $2,273 thousand of fixed assets and intangible assets, impairment of intangible assets remeasurement at the amount of $2,197, thousand financial expenses due to loans and financial derivatives and other financial instruments measured at fair value at the amount of $9,144 thousand and share-based compensation expenses at the amount of $3,657 thousand.

Investing Activities

Net cash used in investing activities was $190 thousand during the year ended December 31, 2024, consisted of capitalised development costs in the amount of $169 thousand and $21 thousand used for purchasing property, plant and equipment.

Net cash used in investing activities was $1,036 thousand during the year ended December 31, 2023, consisting of capitalised development costs in the amount of $976 thousand and $60 thousand used for purchasing property, plant and equipment.

Financing Activities

Net cash provided by financing activities was $13,110 thousand during the year ended December 31, 2024, consisting mainly of $12,647 thousand proceeds from issuance of shares, convertible notes and warrants, and a $1,000 loan.

Net cash provided by financing activities was $11,954 thousand during the year ended December 31, 2023, consisted mainly of $2,679 thousand in advance payment for equity, $2,356 thousand in net proceeds from issuance of promissory note, $2,919 thousand for net proceeds from issuance of shares in the Business Combination net , an aggregate of $2,630 thousand net proceeds from the issuance of shares and warrants, $642 thousand in exercise of warrants, $550 thousand in proceeds from issuance of bridge loans and warrants and $250 thousand in proceeds from the issuance of a convertible note.

Current Outlook

The Company has incurred and continues to incur losses and continues to generate negative cash flows from operations since the inception in 2015. Since the Company's inception, it has not generated significant revenue from the sale of technology.

As of December 31, 2024, and December 31, 2023, the Company had $2,343 thousand and $168 thousand, respectively, in cash and cash equivalents, which the Company has been using and continues to use for working capital and general corporate purposes since those dates. Since December 31, 2024, the Company has raised an additional approximately $1,625 thousand in funding from various investors. The Company does not have sufficient cash and cash equivalents, to fund its operations for the foreseeable future, and will require substantial infusion of capital to continue operations. In addition, as of December 31, 2024, the Company had outstanding approximately $9,221 thousand in existing payables and other liabilities related to expenses of the Business Combination, an additional approximately $8,717 thousand due and owing to other lenders and investors, and an additional other payables of approximately $2,781 thousand to be due and owing for employee salaries and other related expenses, and other accrued suppliers and services providers. The Company expects to fund the payment of such amounts out of ongoing activities of the Company and other capital raisings the Company is pursuing in 2025. Further, the Company's operating plans may change as a result of many factors that may currently be unknown to it, and it may need to seek additional funds sooner than planned. Our financial statements for the year ended December 31, 2024, contain an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern. This going concern assessment may prevent us from obtaining new financing on reasonable terms, if at all, and imperil our ability to continue operating as a going concern.

SEPA

On December 1, 2025, the Company entered into a Standby Equity Purchase Agreement (the "SEPA") with Target Capital 1 LLC (the "SEPA Investor"), pursuant to which the SEPA Investor has committed to purchase from the Company up to $100,000 thousand of the Company's Ordinary Shares in an equity line of credit (the "Equity Line"), subject to the terms and conditions specified in the SEPA. The SEPA was subsequently amended on December 9, 2025, to change certain terms and conditions originally contained in the SEPA.

On February 5, 2026, the Company and the SEPA Investor entered into a Second Amendment to Standby Equity Purchase Agreement (the "Amendment"), which increased the size of the commitment amount under the Equity Line from $100,000 thousand to $250,000 thousand. Subsequently, the SEPA Investor waived all further obligations of the Company to acquire or hold bitcoin or any other cryptocurrency, and all net proceeds under the SEPA may be used for the Company's working capital and general corporate purposes.

As of June 30, 2026, the Company had drawn down approximately $50,523 thousand net from the commitment amount under the SEPA and before agent fees of approximately $1,484 thousand and had issued an aggregate of 463,035 of its ordinary shares to the SEPA Investor as a result. The Company intends to continue to draw down under the Equity Line from time to time pursuant to the terms and conditions of the SEPA, as amended, and applicable law.

Accordingly, the remaining undrawn commitment under the facility amounted to approximately $199,477 thousand, subject to the terms of the agreement, market conditions and applicable regulatory limitations.

The Company has used and intends to use the net proceeds from the sale of its shares under the SEPA, for working capital and general corporate purposes, and to repay outstanding indebtedness and other liabilities of the Company.

As of June 30, 2026, the Company held cash and cash equivalents of $33,540.

As of June 30, 2026, the Company had outstanding trade payables, other payables and lease liabilities totaling $6,079, relating primarily to accrued employee compensation, accrued expenses including suppliers, service providers, and lease obligations, as well as $2,638 of convertible note, warrants and bridge loans liabilities owed to lenders and investors.

The Company expects to settle these obligations through additional capital raises that are planned for the remainder of 2026, including pursuant to the SEPA.

Management believes that the Company's existing liquidity provides sufficient funding to support its current operating plans. Continued execution of the Company's long-term commercialization strategy, strategic initiatives and planned growth is expected to require additional capital, including further drawdowns under the SEPA and/or other financing alternatives.

The Company's future capital requirements will depend on several factors, including:

- commercial scaling and initial deployment of the technology, along with the progress and costs of our research and development activities;
- the costs of filing, prosecuting, enforcing and defending patent claims and other intellectual property rights;
- the potential costs of contracting with third parties to provide marketing and distribution services for us or for building such capacities internally; and
- the magnitude of our general and administrative expenses.

Until the Company generates sustainable revenues and profitability, it expects to fund operations through capital raisings and shareholder support. There is no assurance that additional funding will be available on acceptable terms, or at all. The Company does not expect material proceeds from the exercise of outstanding warrants in the near term.

If additional capital is not secured, the Company may be required to delay, reduce, or discontinue certain research, development, commercialization, or business activities. Future financing may result in shareholder dilution, increased debt obligations, restrictive covenants, or other terms that could adversely affect the Company's operations and financial position.

The Company may also implement further cost-reduction measures, including reductions in administrative, sales, marketing, and other discretionary expenditures. While management believes these measures, together with available funding sources, may support ongoing operations, their successful implementation depends on factors outside the Company's control.

The Company expects to continue incurring losses in the foreseeable future as it advances product development and expands its commercial activities and corporate infrastructure.

Going Concern

The statements for the year ended December 31, 2024, contain an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern.

This going concern assessment may prevent us from obtaining new financing on reasonable terms, if at all, and imperil our ability to continue operating as a going concern.

Management has implemented and continues to execute a series of capital management and operational initiatives, including access to committed equity facilities, conversion of liabilities into equity, and ongoing engagement with strategic and financial investors. These measures are designed to enhance liquidity and support the Company's transition toward commercial deployment. While uncertainties remain inherent in the Company's stage of development, management believes these actions position the Company to support its ongoing operations.

Contractual Obligations

Equity Purchase Agreement and Amendment to Equity Purchase Agreement

In December 2025, the Company entered into a SEPA financing arrangement consisting of (i) convertible promissory notes and (ii) an equity line of credit. The facility was subsequently increased, bringing the total note financing to approximately $17.5 thousand and the equity line commitment to $250,000 thousand.
All SEPA Notes were converted into ordinary shares by January 2026 and were fully settled with no remaining liability as of June 30, 2026. During the six months ended June 30, 2026, the Company drew approximately $50,523 thousand (net of issuance discounts and before agent fees) under the equity line and issued 463,035 ordinary shares.

The Company may continue to access the remaining commitment, subject to the terms of the SEPA, market conditions, applicable regulatory requirements, and trading volume limitations. Proceeds are intended for working capital, repayment of indebtedness, and general corporate purposes. The remaining undrawn commitment as of June 30, 2026 was approximately $199,477 thousand. Proceeds are intended for working capital, repayment of indebtedness and general corporate purposes.

Abri Advisors Loan Agreement

On December 27, 2024, the Company borrowed $1.0 million from Abri Advisors Ltd. under a secured loan agreement. The loan was repayable on June 30, 2025, at $1.4 million plus interest, reflecting an original issue discount and a fixed interest rate. The agreement included customary default provisions, restrictions on incurring senior or pari passu debt, and required partial repayments from the proceeds of certain equity financings while the loan remained outstanding.

Private Placement Transaction - AEGIS

In September 2024, the Company completed a private placement that generated gross proceeds of $5.35 million, of which approximately $4.3 million was ultimately received after the release conditions for escrowed funds were not satisfied. The financing included ordinary shares (or pre-funded warrants) together with Series A and Series B warrants. The proceeds were used for working capital and general corporate purposes. The transaction was led by Aegis Capital Corp., with ClearThink Securities acting as co-placement agent.

Promissory Note Financing – August 2024

In August 2024, the Company issued a promissory note to 1800 Diagonal Lending LLC and received gross proceeds of approximately $195 thousand. The note had a principal amount of $224 thousand, including an original issue discount, and contained customary default and conversion provisions. The proceeds were used for working capital, and the Company paid approximately $18 thousand in placement agent fees. As of December 31, 2024, the carrying amount of the note was approximately $268 thousand.

Alpha July 2024 Securities Purchase Agreement

In 2024, the Company entered into financing arrangements with Alpha Capital, including convertible notes, warrants and an equity purchase facility. The Company received aggregate gross proceeds of approximately $2.7 million and secured a commitment for up to $30 million of additional equity financing.

In April 2025, the Company and Alpha entered into a settlement agreement under which the remaining indebtedness was converted into ordinary shares and all obligations between the parties were fully settled and released. As of December 31, 2025, all related notes and warrants had been exercised, converted, settled, or expired, and the equity purchase facility was terminated in May 2025.

PMB Partners

In July 2024, the Company restructured approximately $1.3 million of debt owed to PMB into an $800 thousand convertible note and a $500 thousand non-convertible note. As part of the restructuring, PMB exchanged its trueGold shares for Company ordinary shares and received additional ordinary shares in consideration for waiving certain rights and releasing collateral. In May 2025, the parties amended the notes to extend maturity to November 30, 2025, increase the interest rate to 18% per annum, and capitalize accrued interest into principal.

Share Issuances to Certain Debtholders

In July 2024, the Company issued ordinary shares and warrants to certain former debtholders in exchange for the settlement of outstanding liabilities. The transaction formed part of the Company's efforts to reduce debt and preserve cash resources.

$2,910,000 Offering - EF Hutton

In February 2024, the Company completed an underwritten public offering that raised gross proceeds of approximately $2.9 million and net proceeds of approximately $2.7 million. The offering included ordinary shares and pre-funded warrants, and the proceeds were used for working capital, sales and marketing, and repayment of certain liabilities. As of December 31, 2024, all shares and pre-funded warrants issued in the offering had been exercised or converted into ordinary shares.

Letter Agreement with Yorkville

In February 2023, the Company entered into a $25.0 million equity purchase agreement with Yorkville and received $3.5 million in prepaid advances, all of which were subsequently repaid or converted into ordinary shares. In February 2024, Yorkville provided an additional $2.0 million advance and received warrants. The Company terminated the Yorkville SEPA in April 2024.

Leases

SMX Israel is a party to a lease agreement dated January 14, 2020, and amended as of December 24, 2020 (the "Lease"). Under the Lease, SMX Israel is obligated to pay ILS 253 thousand plus VAT per year. The Lease will expire on May 31, 2027, with an additional option of 5 years, unless terminated by the landlord due to a requirement of a governmental authority to modify or terminate the Lease, pursuant to the terms of the lease.

Borrowings

LP Convertible Note

In January 2023, the Company issued a $250 thousand convertible note and related warrants to Lee Pinkerton. The note bears interest at 15% per annum and is convertible into ordinary shares. The transaction also included bonus and redeemable warrants, each exercisable over a five-year term following the Business Combination.

Bridge Loans

Between September 2022 and January 2023, Security Matters PTY raised approximately $3.9 million through bridge loans from private investors, with certain investors receiving warrants as part of the financing. In March 2023, $1.35 million of the debt was converted into ordinary shares, with the remaining repayment obligations deferred.

In September 2023, the Company raised approximately $2.6 million through a convertible note and warrants issued to an institutional investor. By December 31, 2024, the note had been fully converted and all related warrants had been exercised into ordinary shares.

Kamea

In September 2023, the Company agreed with Kamea Fund to convert approximately $657 thousand of indebtedness into ordinary shares. Under the arrangement, the Company may remain liable for any shortfall if Kamea's proceeds from the shares are less than the converted debt amount. As of December 31, 2024, the estimated fair value of this contingent obligation was $21 thousand.

Government Grants

As of December 31, 2024, and December 31, 2023, the Company has a contingent liability of $177 thousand and $153 thousand, respectively, for government grants it received for the use of research and development activities from Israel Innovation Authority (IIA). The Company is subject to paying 3% of its relevant revenues for the first three years, and 4% of the relevant revenues for further years, until repayment of the entire grant.

Isorad License Agreement

Under a 2015 technology license agreement, the Company obtained rights to Isorad's technology in exchange for royalties and certain financing-related payments. As of December 31, 2024, the Company recognized a technology license asset and corresponding liability of approximately $158 thousand.

Warrant Reset Offer

In December 2023, the Company completed a warrant inducement transaction under which certain holders exercised warrants at a reduced exercise price, generating approximately $1.0 million in gross proceeds. In consideration, the Company issued new warrants, a portion of which were exercised in January 2024 for ordinary shares.

Quantitative and Qualitative Disclosures about Market Risk

The Company is exposed to market risks in the ordinary course of business. Market risk represents the risk of loss that may impact on our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily with respect to the ILS, AUD, EUR and SGD, which is discussed in detail in the following paragraph.

Foreign Currency Exchange Risk

Currency Fluctuations

The Company's operating expenses are denominated in ILS, AUD, EURO and SGD, and therefore are currently subject to foreign currency risk. The Company have been affected by changes in some of such rates compared to the U.S. dollar, as of December 31, 2024, the ILS increased against the U.S. dollar by approximately 0.6%, the AUD decreased against the U.S. dollar by approximately 8.5%, the EUR decreased against the U.S. dollar by approximately 5.5% and the SGD decreased against the U.S. dollar by approximately 2.6%.

The Company's policy is not to enter into any currency hedging transactions, and the Company cannot assure you that the Company will not be adversely affected by currency fluctuations in the future.

Credit Risk

Credit risk is a risk of financial loss if a counterparty or customer fails to meet its contractual obligations. The Company closely monitor the activities of our counterparties and control the access to its intellectual property which enables it to ensure a prompt collection. Our main financial assets are cash and cash equivalents as well as other receivables and represent the Company's maximum exposure to credit risk in connection with its financial assets. Wherever possible and commercially practical, the Company holds cash with major and sound financial institutions in Israel and Australia.

Liquidity Risk

Liquidity risk is the risk that the Company will encounter in meeting our obligations associated with our financial liabilities that are settled by delivering cash or another financial asset.
The Company seeks to minimize that risk by maintaining sufficient cash and other highly liquid current assets and by having available an adequate amount of committed credit facilities.
For more details, please refer to the section titled, "*Liquidity and Capital Resources*".

Classification of Yahaloma as a Joint Venture

The Company exercised significant judgment in assessing the nature of its interest in Yahaloma and determining the appropriate accounting treatment in accordance with IFRS 11 *Joint Arrangements*.
In performing this assessment, the Company considered the contractual arrangements between the parties, the governance structure of the arrangement, and the decision-making rights granted to the investors. The Company concluded that decisions regarding the relevant activities of Yahaloma require the unanimous consent of the parties sharing control and that the parties have rights to the net assets of the arrangement rather than direct rights to specific assets and obligations for specific liabilities.
Based on this assessment, the Company determined that Yahaloma meets the definition of a joint venture under IFRS 11. Accordingly, the Company's interest in Yahaloma is accounted for using the equity method in accordance with IAS 28 *Investments in Associates and Joint Ventures*.
The determination of whether an arrangement is an associate, joint operation or joint venture requires the exercise of judgment and consideration of the specific facts and circumstances of the arrangement. The Company reassesses this conclusion if relevant facts and circumstances change.

Research and Development, Patents and Licenses, Etc.

The Company continues to advance its molecular marking, traceability and digital certification technologies across multiple industries, including plastics, rubber, metals, textiles, electronics, fashion, precious metals and recycling. Recent milestones include successful commercial-scale trials in plastics and natural rubber, the development of blockchain-enabled supply chain solutions, expansion into textile and cotton traceability, and strategic collaborations with industry and research partners. The Company's technology portfolio is supported by more than 20 patent families and over 100 patents worldwide.

Critical Accounting Estimates

Reverse Acquisition Transaction

The result of the merger between the Company and Security Matters PTY is that legally the Company owns the entire share capital of Security Matters PTY.

Accordingly, for financial reporting purposes, Security Matters PTY (the legal subsidiary) is the accounting acquirer, and the Company (the legal parent) is the accounting acquiree. The consolidated financial statements prepared following the reverse acquisition are issued under the name of the Company, but they are a continuance of the financial statements of Security Matters PTY and reflect the fair values of the assets and liabilities of the Company (the acquiree for accounting purposes), together with a deemed issuance of shares by Security Matters PTY at fair value based on the quoted opening share price of the Company in its first trading day following the closing of the business combination transaction ($11,599 thousand), and a recapitalization of its equity. This deemed issuance of shares is in fact both an equity transaction under IAS 32 (receiving the net assets of the Company) and an equity-settled share-based payment transaction under IFRS 2 (receiving the listing status of the Company). The difference, in the amount of $16,802 thousand, between the fair value of the shares deemed to have been issued by Security Matters PTY and the fair value of the Company's identifiable net assets represent a payment for the service of obtaining a stock exchange listing for its shares and it is therefore expensed immediately to profit or loss at the closing date.

The Company is initially consolidated in the financial statements from the Closing Date of the Business Combination. Substantially all of the assets and liabilities of the Company were comprised of marketable securities held in a trust account ($4,921 thousand) and trade and other payables and warrants ($10,127 thousand) respectively, with fair values that were equivalent to their carrying amounts. Below are the implications of the accounting treatment on the financial statements:

1. The assets and liabilities of Security Matters PTY have been recognised and measured in the consolidated financial statements of the Company for the year ended December 31, 2023, at their pre-combination carrying amounts.

2. The retained earnings and other equity balances recognised in the consolidated financial statements of the Company for the year ended December 31, 2023, are the retained earnings and other equity balances of Security Matters PTY immediately before the Business Combination.

3. The amount recognised as issued equity instruments in the consolidated financial statements of the Company for the year ended December 31, 2023, has been determined by adding to the issued equity of Security Matters PTY immediately before the Business Combination the fair value of the deemed issuance of shares, as described above. However, the equity structure (the number and type of shares issued) reflects the equity structure of the Company, including the shares issued by the Company through recapitalization. Accordingly, the equity structure of Security Matters PTY (issued capital and addition paid in capital) in comparative periods is restated using the exchange ratio established in the Business Combination to reflect the number and nominal value of shares of the Company issued in the reverse acquisition transaction.

4. The statement of comprehensive loss in the consolidated financial statements of the Company for the year ended December 31, 2023, reflects that of Security Matters PTY for the full period together with the post-acquisition results of the Company from the Closing Date. Loss per share of Security Matters PTY for periods prior to the acquisition date is restated such the denominator of the historical loss per share calculation is adjusted by multiplying the weighted-average shares used in each historically reported loss per share calculation by the exchange ratio established in the Business Combination.

trueGold Business Combination

On October 3, 2023, the Company has signed an agreement with trueGold shareholders to acquire an additional 7.5% which increased the Company's holdings to 51.9% in true-Gold and resulted in the Company's gain of control over trueGold. trueGold uses the Company's advanced next-generation technology to invisibly mark and store multiple data types at a molecular level as well as its blockchain digital platform. This strategic transaction through gaining control of trueGold diversifies the Company's operations into trueGold's pioneering ventures in research and development and revenue commercialization.

The Company previously held 44.4% of the shares of trueGold which, up to the acquisition date and the beginning of consolidation, were treated as an investment in a joint venture which accounted for under the equity method. At the time the transaction was completed, and control was obtained, the balance of the investment was remeasured at fair value of $22,164 thousand and a gain was recognised in the amount of $22,164 thousand, which was recorded in the statement of comprehensive loss (the carrying amount of the previous investment in true-Gold was approximately nil). This fair value amount was added to the consideration transferred for the calculation of goodwill, as described below.

The Company has elected to measure the non-controlling interests in trueGold at full fair value which includes also the non-controlling interests' share in the entire goodwill of trueGold. The fair value of the non-controlling interests in trueGold was based on the fair value of trueGold as a whole, as described above, and was estimated using the discounted cash flow method of the income approach, as trueGold is a private company and therefore quoted market prices of its share were unavailable. The fair value has been determined by management with the assistance of a valuation performed by an external and independent valuation specialist using valuation techniques and assumptions as to estimates of projected net future cash flows of trueGold and estimate of the suitable discount rate for these cash flows. The significant assumptions used in estimating the fair value of trueGold are:

1. After-tax net cash flow discount rate (weighted average cost of capital) of 24.8%.
2. Terminal value cash flow multiple of 4.59 and terminal growth rate of 3%.
3. Discount for lack of marketability of 25.2% (or $11.17), resulting in a fair value of $33.12 per ordinary share of true-Gold).

The total cost of the business combination comprised a full forgiveness of the outstanding payables from trueGold to the Company which amounted to AUD 475 thousand (approximately $307 thousand) at acquisition date. The calculating of any goodwill upon acquisition included also the fair value of the previous investment in trueGold.

On July 10, 2024, the Company entered into the PMB LOI. Under the PMB LOI, the Company restructured $1.3 million of its debt owed PMB. Subsequently, the Company entered into the PMB Definitive Agreements reflecting the terms of the PMB LOI. PMB exchanged its shares in trueGold, for 1,022 (1%) Company shares, and the Company's ownership percentage in trueGold increased from 51.9% to 52.9%.

Directors and Secretary

The following sets forth certain information, as of May 14. 2025, concerning our executive officers and members of the Board.

Director

- Haggai Alon (appointedJuly 1, 2022), Chairman of the Board (commence March 6, 2026)
- Amir Bader (appointed August 19, 2022), Interim Chief Financial Officer
- Zeren Browne (appointed August 22, 2022), EVP, Chief Strategy Officer, M.G. of trueGold
- Pauline Khoo (depart May 31, 2024)
- Pebble Sia Huei – Chieh (appointed June 9, 2024)
- Ophir Sternberg, Chairman of the Board (depart March 6, 2026)
- Roger Meltzer (depart March 6, 2026)
- Thomas Hawkins (depart March 6, 2026)
- Richard Gordon Hayes (appointed March 6, 2026)
- Tan Cheong Hwai (appointed March 6, 2026)
- Daniel Marcel Peterlin (appointed March 6, 2026)

Secretary
Bradwell Limited

Shareholding as of the date of this report

Director	Shares quantity	Option quantity
Haggai Alon	277,440	-
Amir Bader	35,511	-
Zeren Browne	28,752	3,847
Pebble Sia Huei – Chieh	23,752	3,758
Ophir Sternberg	98	-
Richard Gordon Hayes	23,752	-
Tan Cheong Hwai	23,752	-
Daniel Marcel Peterlin	28,752	-

Future Developments

The company plans to continue its present activities and current trading levels. Employees are kept as fully informed as practicable about developments within the business.

Post Balance Sheet Events

Post balance sheet events are disclosedin the financial statements (see Note 28).

Auditors

The auditors, Baker Tilly Ireland Audit Limited, (Chartered Certified Accountants & Statutory Audit Firm) were appointed on June 10, 2026, have indicated their willingness to continue in office in accordance with the provisions of section 383(2) of the companies Act 2014.

Taxation Status

The Company is a public limited company incorporated in Ireland and listed on Nasdaq. Management does not consider the Company to be a close company for the purposes of the Taxes Consolidation Act 1997.

Statement on Relevant Audit Information

In accordance with section 330 of the Companies Act 2014, so far as each of the persons who are Directors at the time of this report is approved are aware, there is no relevant audit information of which the statutory auditors are unaware. The Directors have taken all steps that they ought to have taken to make themselves aware of any relevant audit information and they have established that the statutory auditors are aware of that information

Accounting Records

To ensure that adequate accounting records are kept in accordance with Sections 281 to 285 of the Companies Act 2014, the Directors have employed appropriately qualified accounting personnel and have maintained appropriate computerised accounting systems.

Political Donations

The company made no political donations during the current or preceding financial year.

Signed on behalf of the board:

Signed by:
E43F00A6B3B1444...

Haggai Alon
CEO and Director

Date:_ October 5, 2026

Signed by:
02764850373E4ED...

Amir Bader
Interim CFO and Director

Date:_ October 5, 2026

DIRECTORS' RESPONSIBILITIES STATEMENT FOR THE YEAR ENDED 31 DECEMBER 2024

The Directors are responsible for preparing the Directors' Report and the financial statements in accordance with applicable Irish law and regulations.

Irish company law requires the Directors to prepare financial statements for each financial year. Under the law the Directors have elected to prepare the financial statements in accordance with the Companies Act 2014 and International Financial Reporting Standards (IFRS) as adopted by the European Union". Under company law, the Directors must not approve the financial statements unless they are satisfied that they give a true and fair view of the assets, liabilities and financial position of the company as at the financial year end date and of the profit or loss of the company for the financial year and otherwise comply with the Companies Act 2014.

In preparing these financial statements, the Directors are required to:

- select suitable accounting policies for the company financial statements and then apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- state whether the financial statements have been prepared in accordance with applicable accounting standards, identify those standards, and note the effect and the reasons for any material departure from those standards; and
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the company will continue in business.

The Directors are responsible for ensuring that the company keeps or causes to be kept adequate accounting records which correctly explain and record the transactions of the company, enable at any time the assets, liabilities, financial position and profit or loss of the company to be determined with reasonable accuracy and enable them to ensure that the financial statements and Directors' report comply with the Companies Act 2014 and enable the financial statements to be audited. They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Signed on behalf of the board:

Signed by:
E43F00A6B3B1444...

Haggai Alon
CEO and Director

Date:_ October 5, 2026

Signed by:
02784850373E4ED...

Amir Bader
Interim CFO and Director

Date:_ October 5, 2026

Independent auditor's report to the members of SMX (Security Matters) PLC

For the purpose of this report, the terms "we" and "our" denote Baker Tilly Ireland Audit Limited ("Baker Tilly") in relation to Irish legal, professional and regulatory responsibilities and reporting obligations to the members of SMX (Security Matters) PLC. For the purposes of the table on pages 24 to 25 that sets out the key audit matters and how our audit addressed the key audit matters, the terms "we" and "our" refer to Baker Tilly. The Group financial statements, as defined below, consolidate the accounts of SMX (Security Matters) PLC and its subsidiaries (the "Group"). The "Parent Company" is defined as SMX (Security Matters) PLC, as an individual entity. The relevant legislation governing the Parent Company is the Irish Companies Act 2014 ("Companies Act 2014").

Opinion

We have audited the financial statements of SMX (Security Matters) PLC for the year ended 31 December 2024.

The financial statements that we have audited comprise:

- the Consolidated Statement of Financial Position;
- the Consolidated Statement of Comprehensive Loss;
- the Consolidated Statement of Changes in Equity ;
- the Consolidated Statement of Cash Flows
- Parent Company Statement of Financial Position, and
- related notes 1 to 24 to the consolidated financial statements, including material accounting policies.

The financial reporting framework that has been applied in the preparation of the Group and Parent Company's financial statements is Irish Law and International Financial Reporting Standards ('IFRS') as adopted by the European Union.

In our opinion the financial statements:

- give a true and fair view of the assets. Liabilities and financial position of the the Group and of the Parent Company as at 31 December 2024 and of its loss for the year then ended;
- have been properly prepared in accordance with IFRS as adopted by the European Union; and
- have been prepared in accordance with the requirements of the Companies Act 2014.

Basis for opinion

We conducted our audit in accordance with International Standards on Auditing (Ireland) (ISAs (Ireland)) and applicable law. Our responsibilities under those standards are further described in the Auditor Responsibilities for the Audit of the Financial Statements section of our report. We are independent of the Group and the Parent Company in accordance with the ethical requirements that are relevant to our audit of the financial statements in Ireland, including the Ethical Standard for Auditors (Ireland) issued by the Irish Auditing and Accounting Supervisory Authority (IAASA) as applied to listed entities, and we have fulfilled our other ethical responsibilities in accordance with these requirements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Material uncertainty relating to going concern

We draw attention to Note 1.D and Note 2 in the financial statements, which describe the matters relating to the Group's and Parent Company's ability to continue as a going concern. As disclosed in those notes, the Group and Parent Company has incurred significant operating losses, has accumulated losses, has not generated sustainable recurring revenue and remains dependent on future financing and the successful execution of its funding strategy. These events and conditions, together with the other matters set out in Note 1.D and Note 2, indicate the existence of a material uncertainty that may cast significant doubt on the Parent Company's ability to continue as a going concern. Our opinion is not modified in respect of this matter.

Our evaluation of the Directors' assessment of the Group's and the Parent Company's ability to continue to adopt the going concern basis of accounting included:

- Obtaining an understanding of the controls and governance over the going concern assessment.
- Evaluating the directors' assessment of going concern, including cash flow forecasts to 30 September 2027 and whether available liquidity is sufficient to fund forecast operating expenditure and debt repayments throughout the assessment period.
- Assessing the reasonableness of management's forecasts of cash flows, including testing their mechanical accuracy and performing sensitivity analysis.
- Performing a "stand back" review to assess whether the overall conclusion on going concern was consistent with audit evidence obtained.
- Evaluating the adequacy and consistency of disclosures in the financial statements relating to going concern and material uncertainty.

In auditing the financial statements, we have concluded that the directors' use of the going concern basis of accounting in the preparation of the financial statements is appropriate.

Our responsibilities and the responsibilities of the directors with respect to going concern are described in the relevant sections of this report.

Overview of our audit approach

Scope	Our audit was scoped by obtaining an understanding of the Group, including the Parent Company, and its environment, including the Group's system of internal control, and assessing the risks of material misstatement in the financial statements. We also addressed the risk of management override of internal controls, including assessing whether there was evidence of bias by the directors that may have represented a risk of material misstatement. In devising our audit plan we assessed the financial statements by classes of transactions, accounts balances and disclosures to determine the risks of material misstatement and the levels of testing to be performed. Where these were disaggregated across separate components which were determined not to represent significant risks of material misstatement, these were subject to analytical procedures.

Materiality	**2024**	**2023**	
Group	$419,515	$498,479	2.5 % (2023: 2.5%) of recurring expenses
Parent Company	$248,000	$364,000	2.5 % (2023: 2.5%) of recurring expenses

Key audit matters	
Recurring	Valuation of intangible assets

Key Audit Matters

Key Audit Matters are those matters that, in our professional judgement, were of most significance in our audit of the financial statements of the current period and include the most significant assessed risks of material misstatement (whether or not due to fraud) that we identified. These matters included those matters which had the greatest effect on: the overall audit strategy; the allocation of resources in the audit; and directing the efforts of the engagement team. These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. In addition to the matter described in the Material Uncertainty related to going concern section, we have determined the matters described below to be the key audit matters to be communicated in our report.

Valuation of intangible assets	
Key audit matter description	At 31 December 2024, the Group recognised goodwill of US$26.1 million and intangible assets of US$12.3 million, comprising internally generated development costs, acquired technology licences and other capitalised intellectual property. During the year, the Group recognised amortisation and impairment charges totalling US$11.1 million, including impairment of goodwill and certain intangible assets. There is a risk that the carrying value of goodwill and intangible assets is not recoverable and that any impairment charge is not appropriately determined. The assessment involves significant management judgement and estimation, particularly in relation to the assumptions used in the discounted cash flow models supporting the impairment assessment, including forecast cash flows, growth assumptions and discount rates. Given the Group has not generated sustainable recurring revenue and the goodwill and intangible asset balances represent a significant proportion of total assets, the valuation was particularly sensitive to assumptions regarding future commercialisation, revenue generation and discount rates, requiring significant audit judgement. Given the level of estimation uncertainty associated with these assumptions, we considered the valuation of goodwill and intangible assets to be a key audit matter. Refer to the accounting policies in note 2,3 and 7 of the financial statements.

How the scope of our audit responded to the key audit matter	Our audit procedures included: • Performed a walkthrough of the intangible asset recognition and valuation process to understand the methodology adopted for the valuation of intangible assets; • Reviewing management's impairment assessment and evaluating the discounted cash flow model used to determine the recoverable amount of goodwill and intangible assets; • Challenging the key assumptions applied by management, including forecast cash flows, growth rates and discount rates; • Engaging our valuation specialists to assess the reasonableness of the valuation methodology and key assumptions used; • Testing the capitalisation of development expenditure and assessing compliance with the recognition criteria of IAS 38; • Assessing whether indicators of impairment existed and reviewing the sensitivity analyses prepared by management; and • Reviewing the adequacy of the related financial statement disclosures.
Key observations	No material misstatement was identified.

Our application of materiality

Our definition of materiality considers the value of error or omission on the financial statements that, individually or in aggregate, would change or influence the economic decision of a reasonably knowledgeable user of those financial statements. Misstatements below these levels will not necessarily be evaluated as immaterial as we also take account of the nature of identified misstatements, and the particular circumstances of their occurrence, when evaluating their effect on the financial statements as a whole. Materiality is used in planning the scope of our work, executing that work and evaluating the results.

Materiality in respect of the Group was set at $419,515 (2023: $498,479) which was determined on the basis of 2.5% (2023: 2.5%) of the Group's recurring expenses. Materiality in respect of the Parent Company was set at $ 248,000 (2023: $364,000), determined on the basis of 2.5% (2023: 2.5%) of the Parent Company's recurring expenses. Recurring expenses were considered the most appropriate benchmark for determining materiality as expenses are a key area of the financial statements and the Group remains in the development stage and has not yet generated significant revenue . The Group's and Parent Company's performance and cash burn are primarily monitored through its operating expenditure, making this the metric most relevant to users of the financial statements in assessing the Group's financial position, performance and ability to continue as a going concern.

Performance materiality is the application of materiality at the individual account or balance level, set at an amount to reduce, to an appropriately low level, the probability that the aggregate of uncorrected and undetected misstatements exceeds materiality for the financial statements as a whole.

Performance materiality for the Group was set at $251,709 (2023: $299,087) and at $148,800 (2023: $218,400) for the Parent Company which, in both cases, represents 60% (2023: 60%) of the above materiality levels.

The determination of performance materiality reflects our assessment of the risk of undetected errors existing, the nature of the systems and controls and the level of misstatements arising in previous audits.

We agreed to report any corrected or uncorrected adjustments exceeding $20,976 (2023: $24,923) and $12,400 (2023: $18,200) in respect of the Group and Parent Company respectively, which is set at 5% (2023: 5%) of materiality, to the Board of Directors as well as differences below this threshold that in our view warranted reporting on qualitative grounds.

Overview of the scope of the Group and Parent Company audits

Our assessment of audit risk, evaluation of materiality and our determination of performance materiality sets our audit scope for each company within the Group. Taken together, this enables us to form an opinion on the consolidated financial statements. This assessment takes into account the size, risk profile, organisation / distribution and effectiveness of group-wide controls, changes in the business environment and other factors such as recent internal audit results when assessing the level of work to be performed at each component.

In considering the risk of material misstatement to the consolidated financial statements, we gave specific consideration to the classes of transactions, account balances and disclosures (COTABDs) within those financial statements, and their distribution between the components of the group. Our audit procedures were then tailored based upon this distribution and our assessments of risk.

In assessing the risk of material misstatement to the consolidated financial statements, and to ensure we had adequate quantitative and qualitative coverage of significant accounts in the consolidated financial statements, of the 11 reporting components of the group, we identified 5 components in the Republic of Ireland, Israel and Australia which represent the principal business units within the Group.

Full scope audits - Of the 5 components selected, audits of the complete financial information of all 5 components were undertaken, these entities were selected based upon their size or risk characteristics.

The group audit team determined the overall plan, issuing detailed instructions to, and analysing the audit findings of, the component auditor in Israel through a combination of group planning meetings and calls, provision of group instructions, review and challenge of related component interoffice reporting and of findings from their working papers and weekly interaction on audit and accounting matters which arose. The component auditor based in Israel performed the audit procedures for all components within the scope of the group audit.

Of the Group's 11 reporting components, audits of the complete financial information of five components were undertaken based on their size and risk characteristics. Analytical procedures were performed over the financial information of the remaining six components, which were not individually significant to the Group and did not require audits of their complete financial information. Taken together, this work provided the audit coverage necessary for the purposes of the Group audit.

The control environment

We evaluated the design and implementation of those internal controls of the Group, including the Parent Company, which are relevant to our audit, such as those relating to the financial reporting cycle.

We deployed our internal IT audit specialists to get an understanding of the general IT environment.

Climate-related risks

In planning our audit and gaining an understanding of the Group and Parent Company, we considered the potential impact of climate-related risks on the business and its financial statements. We obtained management's climate-related risk assessment, along with relevant documentation relating to management's assessment and held discussions with management to understand their process for identifying and assessing those risks.

We have agreed with management's assessment that climate-related risks are not material to these financial statements.

Reporting on other information

The other information comprises the information included in the annual report other than the financial statements and our auditor's report thereon. The directors are responsible for the other information contained within the annual report. Our opinion on the financial statements does not cover the other information and, except to the extent otherwise explicitly stated in our report, we do not express any form of assurance conclusion thereon. Our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the course of the audit, or otherwise appears to be materially misstated. If we identify such material inconsistencies or apparent material misstatements, we are required to determine whether this gives rise to a material misstatement in the financial statements themselves. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact.

We have nothing to report in this regard.

Opinions on other matters prescribed by the Companies Act 2014

In our opinion, based on the work undertaken in the course of the audit:

- the information given in the directors' report for the financial year for which the financial statements are prepared is consistent with the financial statements; and
- the directors' report has been prepared in accordance with applicable legal requirements.

We have obtained all the information and explanations which, to the best of our knowledge and belief, are necessary for the purposes of our audit.

In our opinion the accounting records of the Parent Company were sufficient to permit the financial statements to be readily and properly audited; and the financial statements are in agreement with the accounting records.

Matters on which we are required to report by exception

Based on the knowledge and understanding of the Group and the Parent Company and their environment obtained in the course of the audit, we have not identified any material misstatements in the directors' report.

The Companies Act 2014 requires us to report to you if, in our opinion, the requirements of any of sections 305 to 312 of the Act, which relate to disclosures of directors' remuneration and transactions are not complied with by the Parent Company. We have nothing to report in this regard.

Responsibilities of directors

As explained more fully in the directors' responsibilities statement, the directors are responsible for the preparation of the financial statements and for being satisfied that they give a true and fair view, and for such internal control as the

directors determine is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, the directors are responsible for assessing the Group's and the Parent Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the Group or Parent Company or to cease operations, or have no realistic alternative but to do so.

Auditor responsibilities for the audit of the financial statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with ISAs (Ireland) will always detect a material misstatement when it exists.

Misstatements can arise from fraud or error and are considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

A further description of our responsibilities for the financial statements is located on the IAASA's website at: https://iaasa.ie/publications/description-of-the-auditors-responsibilities-for-the-audit-of-the-financial-statements/. This description forms part of our auditor's report.

Extent to which the audit was considered capable of detecting irregularities, including fraud

Irregularities, including fraud, are instances of non-compliance with laws and regulations. We design procedures in line with our responsibilities, outlined above, to detect material misstatements in respect of irregularities, including fraud.

These audit procedures were designed to provide reasonable assurance that the financial statements were free from fraud or error. The risk of not detecting a material misstatement due to fraud is higher than the risk of not detecting one resulting from error and detecting irregularities that result from fraud is inherently more difficult than detecting those that result from error, as fraud may involve collusion, deliberate concealment, forgery or intentional misrepresentations. Also, the further removed non-compliance with laws and regulations is from events and transactions reflected in the financial statements, the less likely we would become aware of it.

Identifying and assessing potential risks arising from irregularities, including fraud

The extent of the procedures undertaken to identify and assess the risks of material misstatement in respect of irregularities, including fraud, included the following:

- We considered the nature of the technology sector in which the Group and the Parent Company operates, the control environment, business performance including remuneration policies and the Group's, including the Parent Company's, own risk assessment that irregularities might occur as a result of fraud or error. From our sector experience and through discussion with the directors, we obtained an understanding of the legal and regulatory frameworks applicable to the Group focusing on laws and regulations that could reasonably be expected to have a direct material effect on the financial statements, such as provisions of the Companies Act 2014, Irish tax legislation or those that had a fundamental effect on the operations of the Group.

- We enquired of the directors and management concerning the Group's and the Parent Company's policies and procedures relating to:
  - identifying, evaluating and complying with the laws and regulations and whether they were aware of any instances of non-compliance;
  - detecting and responding to the risks of fraud and whether they had any knowledge of actual or suspected fraud; and
  - the internal controls established to mitigate risks related to fraud or non-compliance with laws and regulations.

- We assessed the susceptibility of the financial statements to material misstatement, including how fraud might occur by evaluating management's incentives and opportunities for manipulation of the financial statements. This included utilising the spectrum of inherent risk and an evaluation of the risk of management override of controls. We determined that the principal risks were related to posting inappropriate journal entries to reduce costs, creating fictitious transactions to hide losses or to improve financial performance, and management bias in accounting estimates particularly in determining valuation of intangible assets.

Audit response to risks identified

In respect of the above procedures:

- we corroborated the results of our enquiries through our review of the minutes of the Group's and the Parent Company's audit committee meetings, inspection of the regulatory correspondence and correspondences from the regulators;
- audit procedures performed by the engagement team in connection with the risks identified included:
  - reviewing financial statement disclosures and testing to supporting documentation to assess compliance with applicable laws and regulations expected to have a direct impact on the financial statements.
  - testing journal entries, including those processed late for financial statements preparation, those posted by infrequent or unexpected users, those posted to unusual account combinations;
  - evaluating the business rationale of significant transactions outside the normal course of business, and reviewing accounting estimates for bias;
  - enquiry of management around actual and potential litigation and claims.
  - challenging the assumptions and judgements made by management in its significant accounting estimates, in particular those relating to the determination of valuation of intangible assets as reported in the key audit matter section of our report; and
- The Statutory Auditor considered the experience and expertise of the engagement team to ensure that the team had the appropriate competence and capabilities; and
- we communicated relevant laws and regulations and potential fraud risks to all engagement team members, and the component auditors and remained alert to any indications of fraud or non-compliance with laws and regulations throughout the audit.

Other requirements

We were appointed by the Directors on June 10, 2026. The period of total uninterrupted engagement including previous renewals and reappointments of the firm is 2 years.

We did not provide any non-audit services which are prohibited by the IAASA's Ethical Standard to the Group or the Parent Company, and we remain independent of the Group and the Parent Company in conducting our audit.

Use of our report

This report is made solely to the Parent Company's members, as a body, in accordance with section 391 of the Companies Act 2014 (Ireland). Our audit work has been undertaken so that we might state to the Parent Company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Parent Company and the Parent Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Ahmer Khan
Statutory Auditor
for and on behalf of
Baker Tilly Ireland Audit Limited
Chartered and Certified Accountants & Statutory Audit Firm
1st Floor, Scotch House,
6/7 Burgh Quay
Dublin

Date: 06 October 2026

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	Note	December 31, 2024	December 31, 2023
		US$ in thousands	
Non-current assets			
Intangible assets, net	3,7	12,328	16,486
Goodwill	3,7	26,144	32,957
Property, plant and equipment, net	5	268	411
Right of use assets	14	348	389
Investment in associated company	6	105	115
Total non-current assets		**39,193**	**50,358**
Current assets			
Cash and cash equivalents		2,343	168
Other current receivables	4	1,993	634
Total current assets		**4,336**	**802**
Creditors: Amounts falling due within one year			
Current liabilities			
Trade payables		9,432	10,515
Other payables	15	4,350	2,483
Short term loan	12	1,000	-
Convertible notes	8	3,651	377
Warrants - derivative financial liability	11	1,384	1,143
Pre-paid advance	13	-	700
Bridge loans liabilities	9	902	1,750
Convertible promissory note	8	-	1,013
Lease liabilities	14,26	81	41
Total current liabilities		**20,800**	**18,022**
Net Current Liabilities		**(16,464)**	**(17,220)**
Creditors: Amounts falling due after one year			
Non-Current liabilities			
Lease liabilities	14	337	411
Bridge loans liabilities	9	-	483
Total non-current liabilities		**337**	**894**
Net Assets		**22,392**	**32,244**
Equity			
Issued capital and additional paid-in capital	17	89,976	62,901
Foreign currency translation reserve		(1,797)	(491)
Transaction with non-controlling interest reserve		258	-
Accumulated losses		(82,026)	(50,934)
Total equity attributable to owners of the parent		**6,411**	**11,476**
Non- controlling interest		15,981	20,768
Total equity		**22,392**	**32,244**

Signed by:
02764850373E4ED...

Amir Bader
Interim Chief Financial Officer

Signed by:
E43F00A6B3B1444...

Haggai Alon
Chief Executive Officer

October 5, 2026

These financial Statements were authorised for issue by the signees on May 14, 2025

The accompanying notes are an integral part of the financial statements.

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

			Year ended
		December 31, 2024	December 31, 2023
	Note	US$ in thousands	
General and administrative expenses	18	12,729	16,567
Research and development expenses	19	3,059	2,711
Selling and marketing expenses	20	992	661
Impairment and amortization	7	11,085	-
Listing expenses		-	16,802
Operating loss		**(27,865)**	**(36,741)**
Finance expenses		13,493	7,891
Finance income		5,957	1,580
Gain from remeasurement of investment in associated company		-	22,164
Share of net profit (loss) of associated companies	6	-	(101)
Loss before income tax		**(35,401)**	**(20,989)**
Income tax	21	-	-
Net loss		**(35,401)**	**(20,989)**
Other comprehensive loss			
Items that may be reclassified subsequently to profit or loss:			
Exchange differences arising on translation of foreign operations		(1,265)	(283)
Total comprehensive loss		**(36,666)**	**(21,272)**
Net loss attributable to:			
Equity holders of the Company		(31,092)	(20,914)
Non- controlling interest		(4,309)	(75)
Basic and diluted loss per share attributable to shareholders (US$ per share)	18	(1) **(248)**	(1) **(16,557)**

(1) The share and per share information in these financial statements reflects the 1-for-75 and 1 for 28.5 reverse share splits became effective on July 15, 2024, and January 15, 2025, respectively, of the Company's issued and outstanding Ordinary Shares (the "Reverse Stock Splits"). See also note 1.F and 1.G.

The accompanying notes are an integral part of the consolidated financial statements.

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
US$ in thousands

	Issued capital and Additional Paid-in capital	Transaction with non-controlling interest	Foreign currency translation reserve	Accumulated loss	Total equity attributable to owners of the parent	Non-controlling interests	Total equity
Balance as of January 1, 2024	**62,901**	**-**	**(491)**	**(50,934)**	**11,476**	**20,768**	**32,244**
Comprehensive loss							
Net loss for the financial year	-	-	-	(31,092)	(31,092)	(4,309)	(35,401)
Other comprehensive loss	-	-	(1,306)	-	(1,306)	41	(1,265)
Total comprehensive loss	-	-	(1,306)	(31,092)	(32,398)	(4,268)	(36,666)
Issuance of ordinary shares, net	1,684	-	-	-	1,684	-	1,684
Share-based compensation	3,657	-	-	-	3,657	-	3,657
Conversion of convertible notes into ordinary shares	7,529	-	-	-	7,529	-	7,529
Conversion of bridge loan into ordinary shares and warrants	128	-	-	-	128	-	128
Conversion of pre-paid advanced into ordinary shares	527	-	-	-	527	-	527
Issuance of investment units	2,699	-	-	-	2,699	-	2,699
Exercise of warrants and options into ordinary shares, net	10,590	-	-	-	10,590	-	10,590
Transaction with non-controlling interests	261	258	-	-	519	(519)	-
Balance, December 31, 2024	**89,976**	**258**	**(1,797)**	**(82,026)**	**6,411**	**15,981**	**22,392**

The accompanying notes are an integral part of the consolidated financial statements.

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
US$ in thousands

	Issued capital and Additional Paid-in capital	Transaction with non-controlling interest	Foreign currency translation reserve	Accumulated loss	Total equity attributable to owners of the parent	Non-controlling interests	Total equity
Balance as of January 1, 2023	**32,713**	**-**	**(537)**	**(30,020)**	**2,156**	**-**	**2,156**
Comprehensive loss							
Net loss	-	-	-	(20,914)	(20,914)	(75)	(20,989)
Other comprehensive loss	-	-	46	-	46	17	63
Total comprehensive loss	-	-	46	(20,914)	(20,868)	(58)	(20,926)
Issuance of ordinary shares, net	4,896	-	-	-	4,896	-	4,896
Recapitalization due to issuance of ordinary shares following the SPAC transaction, net	11,460	-	-	-	11,460	-	11,460
Share-based compensation	3,269	-	-	-	3,269	-	3,269
Conversion of financial liabilities into ordinary shares	5,955	-	-	-	5,955	-	5,955
Exercise of options into ordinary shares	10	-	-	-	10	-	10
Issuance of ordinary shares and warrants B, net	1,837	-	-	-	1,837	-	1,837
Conversion of warrants A into ordinary shares	1,008	-	-	-	1,008	-	1,008
Exercise of warrants B into ordinary shares, net	888	-	-	-	888	-	888
Issuance of warrants B after reset	865	-	-	-	865	-	865
Non-controlling interests arising from initially consolidated companies	-	-	-	-	-	20,826	20,826
Balance as of December 31, 2023	**62,901**	**-**	**(491)**	**(50,934)**	**11,476**	**20,768**	**32,244**

The accompanying notes are an integral part of the consolidated financial statements.

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31, 2024	Year ended December 31, 2023
	US$ in thousands	
Cash flows from operating activities:		
Loss before tax for the year	(35,401)	(20,914)
Share based compensation	3,657	3,269
Depreciation and amortisation	2,273	225
Decrease (increase) in other current receivables	140	2,938
Impairment of intangible assets	2,197	-
Impairment of goodwill	6,813	-
Increase (decrease) in trade payables	(2,780)	2,074
Increase (decrease) in other payables	1,761	(235)
Increase in other liabilities	-	19
Revaluation of financial liabilities at fair value	1,890	1,496
Interest expenses and revaluation of convertible notes	6,818	3,899
Financial expenses due to bridge loans principal amounts	435	-
Remeasurement of investment in associated company	-	(22,164)
Provision of borrowing to related parties	-	-
Share in (earnings) losses of associated companies, net	-	101
Issuance of ordinary shares due to underwriter fees	238	11
Issuance cost due to inducement Alpha warrant B's exercise price	184	-
Issuance of ordinary shares due to commitment fee	460	-
SPAC transaction - listing costs	-	16,802
Net cash flow used in operating activities	**(11,314)**	**(12,479)**
Cash flows from investing activities:		
Purchase of property, plant and equipment	(21)	(60)
Capitalised development cost	(169)	(976)
Net cash flow used in investing activities	(190)	(1,036)
Cash flows from financing activities:		
Payments of borrowings to related parties	-	-
Payment of lease liabilities	(80)	(42)
Repayment of bridge loans	(34)	(30)
Repayment of pre-paid advances/Advance payment for equity, net	(423)	2,679
Proceeds from issuance of ordinary shares and pre-funded warrants	6,945	2,630
Exercise of warrants and pre-funded warrants into ordinary shares	2,399	642
Proceeds from issuance of convertible notes and warrants	3,303	2,606
Proceeds from short term loan	1,000	-
Proceeds from issuance of bridge loans and warrants	-	550
Issuance of shares in the SPAC transaction, net	-	2,919
Net cash flow provided by financing activities	**13,110**	**11,954**
Increase (decrease) in cash and cash equivalents	**1,606**	**(1,561)**
Cash and cash equivalents at beginning of year	**168**	**1,398**
Exchange rate differences on cash and cash equivalent	569	331
Cash and cash equivalents at end of year	**2,343**	**168**

The accompanying notes are an integral part of the consolidated financial statements.

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31 2024	Year ended December 31 2023
	US$ in thousands	
Appendix A – Non-cash transactions during the year:		
Conversion of financial liability into ordinary shares	645	5,330
Conversion of bridge loans into ordinary shares and warrants	128	5,192
Conversion of convertible notes and warrants into ordinary shares	8,530	175
Exercise of cashless options into ordinary shares	314	2,925
Exercise of warrants and pre-funded warrants into ordinary shares	4,824	1,008
Issuance cost	152	-
Other current receivable in connection to exercise of Series A Common Warrant	1,510	-
Elimination of carrying value of previously held associate investment on business combination (see note 3)	-	(22,164)

The accompanying notes are an integral part of the consolidated financial statements.

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY
PARENT COMPANY STATEMENTS OF FINANCIAL POSITION

	Note	December 31, 2024	December 31, 2023
		US$ in thousands	
Non-Current assets			
Intercompany balances with subsidiaries and related parties*		17,979	9,730
Investment in subsidiaries **		5,526	17,749
Total non-current assets		**23,505**	**27,479**
Current assets			
Cash and cash equivalents		-	4
Other current receivables	4	1,612	133
Total current assets		**1,612**	**137**
Creditors: Amounts falling due within one year			
Current liabilities			
Trade payables		8,114	8,614
Other payables	15	2,116	1,569
Short term loan	12	1,000	-
Convertible notes	8	3,651	377
Warrants - derivative financial liability	11	1,384	1,143
Pre-paid advance	13	-	700
Bridge loans liabilities	9	902	1,750
Convertible promissory note	8	-	1,013
Total current liabilities		**17,167**	**15,166**
Net Current Assets		**(15,555)**	**(15,029)**
Creditors: Amounts falling due after one year			
Non-current liabilities			
Bridge loans liabilities	9	-	483
Total non-current liabilities		-	**483**
Net Assets		**7,950**	**11,967**
Equity			
Issued capital and share premium	17	89,976	62,901
Loss for the period		(31,092)	(20,914)
Accumulated losses prior years		(50,934)	(30,020)
Total equity		**7,950**	**11,967**

*** Intercompany balances with subsidiaries and related parties:**

Intercompany receivables represent funding advanced by the Parent Company to subsidiaries to support operating activities, working capital requirements, research and development expenditure and other strategic initiatives across the Group.
As of 31 December 2024, intercompany receivables amounted to $17,979 (2023: $9,730). These balances are included within non-current assets in the Parent Company Statement of Financial Position.
The balances are generally unsecured, non-interest-bearing and do not have fixed repayment dates. Repayment is dependent upon the relevant subsidiary generating sufficient future cash flows, obtaining external financing or otherwise having the financial capacity to settle the balances. Accordingly, the balances are considered long-term in nature and form part of the Group's ongoing funding arrangements.

Expected Credit Loss Assessment:

The Company assessed the intercompany receivables for impairment in accordance with the expected credit loss ("ECL") requirements of IFRS 9.

In performing the assessment, management considered:

- the financial position and net asset value of the underlying subsidiaries;
- approved business plans and forecast cash flows;
- expected future financing activities available to the subsidiaries;
- the Parent Company's history of providing continued financial support to Group entities;
- the strategic importance of the subsidiaries to the Group's operations and commercialisation strategy; and
- the absence of any history of non-recovery of intercompany funding within the Group.

Management concluded that the Parent Company has both the intent and ability to continue supporting the subsidiaries and that the subsidiaries are expected to realise sufficient future funding and/or cash flows to meet their obligations when due.

Based on this assessment, no material expected credit loss allowance was recognised as at 31 December 2024 (2023: nil), as the estimated probability of default and loss given default were not considered material in the context of the Group's ongoing funding and support arrangements. Accordingly, the carrying amount of the intercompany receivables approximates their recoverable amount.

**** Investment in subsidiaries:**

The Parent Company has elected to account for investments in subsidiaries using the equity method in accordance with IAS 27 *Separate Financial Statements*. Under the equity method, investments are initially recognised at cost and subsequently adjusted for the Parent Company's share of the post-acquisition profit or loss and other comprehensive income of the investees. Dividends received reduce the carrying amount of the investment.

The balance comprises the Parent Company's investments in subsidiaries accounted for using the equity method.
Movement in Investments in Subsidiaries

US$ in thousands	2024
Balance at 1 January 2024	17,749
Share of losses and other equity-accounted movements recognised during the year	(12,223)
Balance at 31 December 2024	5,526

Management assessed whether indicators of impairment existed at 31 December 2024 and concluded that no material impairment charge was required.

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US$ in thousands)

NOTE 1 - GENERAL:

A. SMX (Security Matters) Public Limited Company ("Security Matters" or the "Company" and together with its subsidiaries, the "Group" or the "consolidated entity") was incorporated on July 1, 2022, under the laws of Ireland with registered number 722009 and its registered office at Mespil Business Center, Mespil House, Sussex Road, Dublin 4, Ireland, D04 T4A6. The Company was incorporated in 2022 as part of the Business Combination (see Note 1.B).

The Company provides one solution to solve both authentication and track challenges in order to uphold supply chain integrity and provide quality assurance and brand accountability to producers of goods. Its technology works as a track and trace system using a marker, a reader and an algorithm to identify embedded sub-molecular particles in order to track and trace different components along a production process (or any other marked good along a supply chain) to the end producer. Its proprietary marker system embeds a permanent or removable (depending on the needs of the customer) mark on solid, liquid or gaseous objects or materials. Each marker is comprised of a combination of marker codes such that each marker is designed to be unique and unable to be duplicated. The marker system is coupled with an innovative patented reader that responds to signals from the marker and, together with a patented algorithm, captures the details of the product retrieved and stored on a blockchain digital ledger. Each marker can be stored, either locally on the reader and on private servers, cloud servers or on a blockchain ledger, to protect data integrity and custody.

B. The SPAC transaction:

On March 7, 2023 (the "Closing Date") the Company completed its SPAC transaction (the "Business Combination") with Lionheart III Corp ("Lionheart"), following that Lionheart and Security Matters PTY Ltd. (formerly named Security Matters Limited, which was incorporated in May 2018 under Australian law) became the Company's wholly-owned subsidiaries and the Company listed its ordinary shares and public warrants on the NASDAQ stock market under the tickers SMX and SMXWW, respectively. On July 26, 2022, Security Matters PTY Ltd. and Lionheart, a publicly traded special purpose acquisition company (SPAC), entered into a business combination agreement (the "BCA") and accompanying scheme implementation deed ("SID"). Under the BCA, the existing Lionheart shareholders received the Company's shares and warrants in exchange for their existing Lionheart shares and warrants and all shares existed in Security Matters PTY Ltd. were cancelled in return for the Company's shares and resulting in Security Matters PTY Ltd. becoming a wholly owned subsidiary of the Company. Security Matters PTY Ltd. shareholders received consideration of 1 ordinary share per 10.3624 Security Matters PTY Ltd. shares, having an implied value of $10.00 per ordinary share and the Company became the holder of all of the issued shares in Security Matters PTY Ltd. and Lionheart, with Security Matters PTY Ltd. being delisted from the Australian Stock Exchange.

The Business Combination resulted in 97.58% redemption by Lionheart's public shareholders which resulted in leaving $3,061 of funds remaining in the trust account.

The result of the merger between the Company and Security Matters PTY Ltd. as described in this Note, is that legally the Company owns the entire share capital of Security Matters PTY Ltd.

Accordingly, for financial reporting purposes, Security Matters PTY Ltd. (the legal subsidiary) is the accounting acquirer, and the Company (the legal parent) is the accounting acquiree. The consolidated financial statements prepared following the reverse acquisition are issued under the name of the Company, but they are a continuance of the financial statements of Security Matters PTY Ltd. and reflect the fair values of the assets and liabilities of the Company (the acquiree for accounting purposes), together with a deemed issuance of shares by Security Matters PTY Ltd. at fair value based on the quoted opening share price of the Company in its first trading day following the closing of the business combination transaction ($11,599), and a recapitalization of its equity. This deemed issuance of shares is in fact both an equity transaction under IAS 32 (receiving the net assets of the Company) and an equity-settled share-based payment transaction under IFRS 2 (receiving the listing status of the Company). The difference, in the amount of $16,802, between the fair value of the shares deemed to have been issued by Security Matters PTY Ltd. and the fair value of the Company's identifiable net assets represent a payment for the service of obtaining a stock exchange listing for its shares and it is therefore expensed immediately to profit or loss at the closing date.

The Company is initially consolidated in the financial statements from the closing date of the Business Combination. Substantially all of the assets and liabilities of the Company were comprised of marketable securities held in a trust account ($4,921) and trade and other payables and warrants ($10,127) respectively, with fair values that were equivalent to their carrying amounts. Below are the implications of the accounting treatment on the financial statements:

1. The assets and liabilities of Security Matters PTY Ltd. have been recognised and measured in these consolidated financial statements at their pre-combination carrying amounts.
2. The retained earnings and other equity balances recognised in those consolidated financial statements are the retained earnings and other equity balances of Security Matters PTY Ltd. immediately before the Business Combination.
3. The amount recognised as issued equity instruments in these consolidated financial statements has been determined by adding to the issued equity of Security Matters PTY Ltd. immediately before the Business Combination the fair value of the deemed issuance of shares, as described above. However, the equity structure (the number and type of shares issued) reflects the equity structure of the Company, including the shares issued by the Company through recapitalization. Accordingly, the equity structure of Security Matters PTY Ltd. (issued capital and addition paid in capital) in comparative periods is restated using the exchange ratio established in the Business Combination to reflect the number and nominal value of shares of the Company issued in the reverse acquisition transaction.
4. The statement of comprehensive loss reflects that of Security Matters PTY Ltd. for the full period together with the post-acquisition results of the Company from the Closing Date. Loss per share of Security Matters PTY Ltd. for periods prior to the acquisition date is restated such the denominator of the historical loss per share calculation is adjusted by multiplying the weighted-average shares used in each historically reported loss per share calculation by the exchange ratio established in the Business Combination.

C. The TrueGold acquisition:

On October 3, 2023, the Company signed an agreement with True Gold Consortium Pty Ltd.'s ("TrueGold") shareholders to acquire an additional 7.5% which increased the Company's holdings to 51.9% in TrueGold and resulted in the Company's gaining control over TrueGold. In July 2024, the Company's ownership percentage in TrueGold increased from 51.9% to 52.9%. See also note 3.

D. Going Concern:

As of 31 December 2024, the Group had accumulated losses of approximately US$82.0 million, incurred a net loss of US$35.4 million during the year ended 31 December 2024 and continued to generate negative cash flows from operating activities. The Group has not yet generated sustainable recurring revenues and remains dependent upon obtaining additional financing to fund its operations and meet its obligations as they fall due. As of 31 December 2024, the Group had cash and cash equivalents of US$2.343 million.

In assessing the Group's and the Parent Company's ability to continue as a going concern, management prepared cash flow forecasts covering a period of at least twelve months from the date of approval of these financial statements. The forecasts include the Group's expected operating expenditures, committed contractual obligations, debt service requirements and other unavoidable cash outflows.

Management's assessment assumes the continued implementation of financing and liquidity initiatives, including equity raisings, debt restructuring, conversions of liabilities into equity where agreed with counterparties, and other capital management measures. Subsequent to 31 December 2024 and prior to the authorization of these financial statements, the Group completed a number of financing transactions and debt restructuring activities as disclosed in Note 28, which have been considered in management's assessment.

Management has also considered reasonably possible downside scenarios, including delays in obtaining additional financing, slower-than-expected commercial progress and higher-than-forecast operating cash outflows. Under such scenarios, additional funding would be required earlier than currently anticipated.

Accordingly, while management believes that the going concern basis of preparation remains appropriate, the Group's ability to continue as a going concern is dependent upon the successful execution of its funding strategy and continued access to external financing. These events and conditions indicate the existence of a material uncertainty which may cast

significant doubt on the Group's and the Parent Company's ability to continue as a going concern and, therefore, the Group and the Parent Company may be unable to realise their assets and discharge their liabilities in the normal course of business.

The financial statements have been prepared on a going concern basis and do not include any adjustments that would result if the Group or the Parent Company were unable to continue as a going concern.

E. Company group structure:

The Group consists of eight wholly owned subsidiaries and two majority-owned subsidiaries, all of which are consolidated in the Group financial statements.

Controlled entity	Country of Incorporation	Percentage Owned December 31, 2024	Percentage Owned December 31, 2023
Security Matters PTY Ltd. (Formerly - Security Matters Limited)	Australia	100%	100%
Lionheart III Corp	USA	100%	100%
SMX (Security Matters) Ireland Limited	Ireland	100%	100%
SMX Fashion and Luxury	France	100%	100%
TrueSilver SMX Platform Ltd.	Canada	100%	100%
SMX (Security Matters) Israel Ltd. (Formerly - Security Matters Ltd.)	Israel	100%	100%
Security Matters Canada Ltd.	Canada	100%	100%
SMX Beverages Pty Ltd.	Australia	100%	100%
SMX Circular Economy Platform PTE, Ltd.	Singapore	70%*	100%
True Gold Consortium Pty Ltd.	Australia	52.9%**	51.9%**
SMX Circular Economy FZCO **	UAE	-	-

In addition, the Group has the following investment in a joint venture:

Entity	Country of Incorporation	Percentage Owned December 31, 2024	Percentage Owned December 31, 2023
Yahaloma Technologies Inc.	Canada	50%	50%

The proportion of ownership interest is equal to the proportion of voting power held.

* At the end of year 2024, SMX Circular Economy Platform PTE Ltd. issued shares to third-party investors, reducing the Group's ownership interest from 100% to 70%. The Group retained control of the entity throughout the period and therefore continued to consolidate the entity. The transaction was accounted for as an equity transaction with owners in accordance with IFRS requirements governing changes in ownership interests that do not result in a loss of control. The resulting 30% interest held by third parties is presented as a non-controlling interest within equity.

The Group also has a non-controlling interest in SMX Circular Economy Platform PTE Ltd., arising from the issuance of shares to third-party investors at the end of year 2024, which reduced the Group's ownership interest from 100% to 70%. The accumulated non-controlling interest in SMX Circular Economy Platform PTE Ltd. amounted to $335 at 31 December 2024. Management has concluded that this non-controlling interest is not individually material to the Group and therefore the detailed disclosures required by IFRS 12.12 have not been provided separately.

**Owned by Security Matters PTY Ltd. (formerly - Security Matters Limited). In July 2024, ownership in the subsidiary increased from 51.9% to 52.9%. See also note 3.

The Group's principal subsidiary with a material non-controlling interest is True Gold Consortium Pty Ltd., an entity incorporated in Australia. At 31 December 2024, the Group held a 52.9% ownership interest in True Gold Consortium Pty Ltd. (2023: 51.9%). The remaining 47.1% ownership interest was held by non-controlling shareholders. The non-controlling interest recognised in respect of True Gold Consortium Pty Ltd. amounted to $15,646 at 31 December 2024 (2023: included within

total NCI of $20,768). The change in ownership interest during 2024, from 51.9% to 52.9%, was accounted for as an equity transaction in accordance with IFRS 10 because control was retained both before and after the transaction. The Group allocates profits or losses and other comprehensive income to non-controlling interests based on the ownership interests held.

True Gold Consortium Pty Ltd. - Summarised financial information:

Statement of comprehensive income

	Year ended December 31,	
	2024	**2023**
Revenue	-	-
Operating loss	(955)	(804)
Finance (expenses) income	(75)	74
Loss before tax	(1,031)	(730)
Income tax	-	-
Loss for the year	(1,031)	(730)
Other comprehensive income (loss)	86	(124)
Total comprehensive loss	(945)	(854)

Statement of financial position

	December 31,	
US$ in thousands	**2024**	**2023**
Total assets	9	28
Total liabilities	1,234	2,108
Total Equity	(1,225)	(2,080)

Non-controlling interest information

	Year ended December 31,	
	2024	**2023**
NCI ownership percentage	47.1%	48.1%
Loss allocated to NCI	(486)	(351)
Other comprehensive income allocated to NCI	41	(60)
Total comprehensive loss allocated to NCI	(445)	(411)
Accumulated NCI (see comment i below)	15,646	20,769

(i) The accumulated non-controlling (NCI) interest includes the non-controlling shareholders' share of goodwill recognised under the full goodwill method upon acquisition and therefore does not correspond directly to a percentage of the subsidiary's net assets at the reporting date.

***On March 26, 2025, subsequent balance sheet date, the Company established a fully owned entity incorporated in Dubai Multi Commodities Centre Authority, United Arab Emirates.
See also note 28.

F. On July 15, 2024, the Company's Ordinary Shares began trading on the Nasdaq Capital Market post-reverse share split of 75:1 under the symbol "SMX," with a new CUSIP number of G8267K208 and ISIN code IE000IG23NR9. Approved by shareholders and Board of Directors on June 11, 2024. This reverse split consolidated every 75 shares into one new ordinary share and was aimed at meeting Nasdaq's minimum bid price requirement of $1.00 per share, reducing the number of outstanding shares from approximately 44.8 million to approximately 597 thousand. Fractional shares resulting from the split were aggregated and sold at market prices. Additionally, the nominal value of the Ordinary Shares increased from $0.0022 to $0.165. The Company's options, warrants, and convertible securities were adjusted proportionately, and the Public Limited Company Constitution was amended to reflect these changes. All share, options and warrants amount in these December 31, 2024, financial statements are presented post this reverse share split. See note 22.

G. On January 15, 2025, after the balance sheet date, the Company's Ordinary Shares began trading on the Nasdaq Capital Market post-reverse share split of 28.5:1 under the symbol "SMX," with a new CUSIP number of G8267K158 and ISIN code IE000WZ90ZV5. Approved by shareholders and Board of Directors on December 10, 2024. This reverse split consolidated every 28.5 shares into one new ordinary share and was aimed at meeting Nasdaq's minimum bid price requirement of $1.00 per share, reducing the number of outstanding shares from approximately 33,155 thousand to approximately 1,163 thousand. Fractional shares resulting from the split were aggregated and sold at market prices. Additionally, the nominal value of the Ordinary Shares increased from $0.165 to $4.70250014886352. The Company's options, warrants, and convertible securities were adjusted proportionately, and the Public Limited Company Constitution was amended to reflect these changes. All share, options and warrants amount in these December 31, 2024, financial statements are presented post this reverse share split. See note 22.

H. In Accordance with Section 322 of the Companies Act 2014, for the year ended 31 December 2024, the remuneration of the Company's statutory auditor, exclusive of VAT, was $236 and other non-audit services were $91.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS:

The significant accounting policies followed in the preparation of the financial statements, on a consistent basis, are:

Basis of preparation

These financial statements have been prepared on a going concern basis in accordance with the Companies Act 2014 and International Financial Reporting Standards (IFRS) as adopted by the European Union. The financial statements have been prepared under the historical cost convention except for certain financial liabilities which are measured at fair value.

Principles of consolidation

The consolidated financial statements incorporate the assets, liabilities and results of SMX (Security Matters) Public Limited Company and all entities controlled by the Company as of and for the years ended December 31, 2024, and 2023. SMX (Security Matters) Public Limited Company and its subsidiaries together are referred to as the "Company" or the "consolidated entity".

Subsidiaries are entities over which the Company has control. The Company controls an entity when it is exposed, or has rights, to variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are consolidated from the date on which control is obtained and continue to be consolidated until the date that control ceases.

Business combinations are accounted for using the acquisition method. The consideration transferred is measured at fair value, and the identifiable assets acquired and liabilities assumed are recognised at their acquisition-date fair values in accordance with IFRS 3.

Intercompany balances, transactions, income and expenses are eliminated in full on consolidation. Unrealised gains and losses arising from intra-company transactions are also eliminated unless the transaction provides evidence of an impairment of the transferred asset.

The financial statements of subsidiaries are adjusted, where necessary, to ensure consistency with the accounting policies adopted by the Company.

Investments in associated companies and Joint ventures

Associates are entities over which the Company has significant influence but not control or joint control. Significant influence is the power to participate in the financial and operating policy decisions of an investee but is not control or joint control over those policies. In assessing significant influence, the Company considers the presumption of significant influence arising from ownership of 20% or more of the voting rights of an investee, together with other relevant indicators, including representation on the board of directors, participation in policy-making processes, material transactions between the parties, interchange of managerial personnel, the provision of essential technical information and the existence of potential voting rights.

Joint arrangements are arrangements over which two or more parties have joint control. Joint control exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control. In assessing joint control, the Company considers the contractual arrangements, governance structure and decision-making rights associated with the arrangement to determine whether unanimous consent is required for decisions relating to the relevant activities. The Company assesses the rights and obligations arising from a joint arrangement in accordance with IFRS 11 to determine whether the arrangement is a joint operation or a joint venture.

Interests in associates and joint ventures are accounted for using the equity method and are initially recognised at cost, including directly attributable transaction costs. Under the equity method, the carrying amount of the investment is adjusted to recognise the Company's share of the profit or loss and other comprehensive income of the associate or joint venture after the date of acquisition. Distributions received from associates and joint ventures reduce the carrying amount of the investment.

The consolidated financial statements include the Company's share of the profit or loss, other comprehensive income and movements in equity of associates and joint ventures from the date significant influence or joint control commences until the date significant influence or joint control ceases.

When the Company's share of losses in an associate or joint venture equals or exceeds its interest in that entity, the Company does not recognise further losses unless it has incurred legal or constructive obligations or has made payments on behalf of the associate or joint venture.

The Company evaluates at each reporting date whether there is objective evidence that an investment in an associate or joint venture is impaired. If such evidence exists, the Company recognises an impairment loss in accordance with IAS 28 *Investments in Associates and Joint Ventures*.

The determination of whether the Company has significant influence over an investee or joint control over an arrangement requires the exercise of judgment based on the specific facts and circumstances of each investment. Significant judgments relating to the assessment of significant influence and joint control are disclosed in the Significant Judgments and Estimates note.

Reverse acquisition transaction

Business combinations involving a listed shell company and an operating business are assessed to determine the accounting acquirer in accordance with IFRS 3 *Business Combinations*. Where the legal acquiree is determined to be the accounting acquirer, the transaction is accounted for as a reverse acquisition.

In a reverse acquisition, the consolidated financial statements are issued under the name of the legal parent but are treated as a continuation of the financial statements of the accounting acquirer. The identifiable assets acquired and liabilities assumed of the accounting acquiree are recognised and measured at their acquisition-date fair values, while the assets and liabilities of the accounting acquirer continue to be recognised at their pre-combination carrying amounts.

Where the accounting acquiree does not meet the definition of a business under IFRS 3, the transaction is accounted for as a share-based payment transaction in accordance with IFRS 2. Any excess of the fair value of the deemed consideration transferred over the fair value of the identifiable net assets acquired is recognised as an expense representing the service received, including access to a stock exchange listing.
The equity structure presented in the consolidated financial statements reflects the legal capital structure of the legal parent, including the shares issued as part of the transaction, while the retained earnings and other reserves reflect those of the accounting acquirer immediately before the transaction.

Significant judgment – determination of accounting acquirer and accounting treatment of the reverse recapitalization transaction

The Company exercised significant judgment in determining the accounting acquirer and the appropriate accounting treatment for the transaction completed on 7 March 2023.

Management concluded that Security Matters Pty Ltd was the accounting acquirer despite being the legal acquiree. In reaching this conclusion, management considered factors including the relative voting rights of shareholders following the transaction, the composition of the Board of Directors and senior management, and the ability to direct the relevant activities of the combined entity.

Management further assessed whether Security Matters Public Limited Company constituted a business as defined in IFRS 3 and concluded that it did not. The Company determined that substantially all of the value acquired related to cash, marketable securities and the stock exchange listing, and that the entity did not possess the inputs and substantive processes necessary to meet the definition of a business.

Accordingly, the transaction was not accounted for as a business combination under IFRS 3. Instead, it was accounted for as a share-based payment transaction in accordance with IFRS 2, whereby the excess of the fair value of the deemed consideration transferred over the fair value of the identifiable net assets acquired was recognised as a listing expense. The determination of the accounting acquirer and the assessment of whether the legal acquirer constituted a business required significant judgment and had a material effect on the Company's financial statements.

Foreign currency

The consolidated financial statements are prepared in US Dollars, which is the functional and presentation currency of the Company. Security Matters (SMX) PLC functional currency is US Dollar. The functional currency of Lionheart III Corp is US Dollar. The functional currency of SMX Fashion and Luxury is EURO. The functional currency of True Silver SMX Platform is Canadian Dollars. The functional currency of SMX (Security Matters) Ireland Limited is US Dollar. The functional currency of SMX Circular Economy Platform PTE, Ltd. is Singapore Dollar. Security Matters Pty Ltd.'s functional currency is Australian Dollars. The functional currency of SMX (Security Matters) Israel Ltd. is New Israeli Shekels. The functional currency of Security Matters Canada Ltd. is Canadian Dollars. The functional currency of SMX Beverages Pty Ltd. is Australian Dollar. The functional currency of True Gold is Australian Dollar.

Transactions and balances in foreign currencies are converted into US Dollars in accordance with the principles set forth by International Accounting Standard (IAS) 21 ("The Effects of
Changes in Foreign Exchange Rates"). Accordingly, transactions and balances have been converted as follows:

- Assets and liabilities – at the rate of exchange applicable at the reporting date.
- Income and expense items are translated at the exchange rates prevailing on the dates of the transactions. For practical reasons, average exchange rates for the period are used where such rates approximate the actual exchange rates at the dates of the transactions.
- Share capital, capital reserve and other capital movement items were at the rate of exchange as of the date of recognition of those items.
- The accumulated loss was based on the opening balance for the beginning of the reporting period in addition to the movements mentioned above.
- Exchange gains and losses from the aforementioned conversion are recognised in the statement of other comprehensive losses in the Foreign Currency Translation Reserve.

Issue of a unit of financial instruments

Issue of financing arrangements containing multiple instruments

The Group periodically enters into financing arrangements that may comprise financial liabilities measured at amortised cost, financial liabilities measured at fair value through profit or loss ("FVTPL"), derivative financial liabilities and equity instruments.

Where a financing arrangement contains more than one component, each component is identified and accounted for in accordance with its applicable classification and measurement requirements under IAS 32 and IFRS 9.

Compound financial instruments

For compound financial instruments containing both a liability and an equity component, the liability component is measured first at the fair value of a comparable liability that does not contain the equity conversion feature. The equity component is recognised as the residual amount of the proceeds received after deducting the fair value of the liability component.

The liability component is subsequently measured at amortised cost using the effective interest method. The equity component is not subsequently remeasured.

Convertible instruments containing derivative conversion features

Where a conversion feature does not qualify for equity classification under IAS 32, the Group assesses whether the conversion feature should be separated from the host liability as an embedded derivative in accordance with IFRS 9.

Where separation is required, the derivative conversion feature is recognised as a financial liability measured at fair value through profit or loss and is remeasured at each reporting date, with changes in fair value recognised in profit or loss. The host liability is accounted for separately in accordance with its applicable classification.

Where the relevant criteria of IFRS 9 are met, the hybrid instrument may be designated and measured in its entirety at fair value through profit or loss.

Financial liabilities measured at fair value through profit or loss

Financial liabilities classified or designated as FVTPL, including certain warrant liabilities, derivative conversion features and other embedded derivatives that do not qualify for equity classification, are initially recognised at fair value and subsequently remeasured at fair value through profit or loss at each reporting date.

Financial liabilities measured at amortised cost

Financial liabilities classified as amortised cost are initially recognised at fair value less directly attributable transaction costs and are subsequently measured using the effective interest method.

Equity instruments

Where a component of a financing arrangement meets the definition of an equity instrument under IAS 32, the amount allocated to that component is recognised in equity and is not subsequently remeasured.

Transaction costs

Transaction costs relating to instruments measured at fair value through profit or loss are recognised immediately in profit or loss.

Transaction costs directly attributable to liabilities measured at amortised cost are included in the initial carrying amount of the liability and subsequently recognised using the effective interest method.

Transaction costs directly attributable to equity instruments are recognised as a deduction from equity.

Where transaction costs relate jointly to more than one component of a financing arrangement, they are allocated on a reasonable basis consistent with the initial allocation of the related proceeds and the applicable accounting requirements.

Governmental grants

Government grants received for the use of research and development activities, for which the Company undertook to pay royalties to the state, contingent on future sales arising from this financing, were treated as forgivable loans. The grant was recognised as a liability in the financial statements, except when there is reasonable assurance that the Company will comply with the conditions for the forgiveness of the loan, then it would be recognised as a government grant. When the loan bears a below-market rate of interest, the liability is recognised at its fair value in accordance with the market interest rate prevailing at the time of receiving the grant. The difference between the consideration received and the liability recognised at inception was treated as a government grant and recognised as a reimbursement of research expenses. The repayment of the liability to the state is reviewed every reporting period, with changes in the liability resulting from a change in the expected royalties recognised in profit or loss.

Fair value measurement

Fair value is the price that would be received when selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

A. In the principal market for the asset or liability; or
B. In the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible to the Company.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant's ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

Fair Value Measurement of Level 3 Financial Instruments

The Group measures certain financial liabilities at fair value, including derivative liabilities, warrant liabilities and certain convertible instruments. The determination of fair value for these instruments requires the use of valuation techniques incorporating significant unobservable inputs and assumptions and therefore involves significant management judgment.

Significant assumptions used in the valuation process may include expected share price volatility, expected term, discount rates, probability-weighted outcomes of future events and assumptions relating to conversion, redemption or exercise features. As these inputs are not readily observable in the market, changes in one or more assumptions could result in materially different fair value measurements and corresponding gains or losses being recognised in profit or loss.
Accordingly, the Company classifies these instruments within Level 3 of the IFRS 13 fair value hierarchy.

Further information regarding valuation techniques, significant unobservable inputs, sensitivity analyses and reconciliations of Level 3 balances is provided in Note 27 – Fair Value.

Classification of financial instruments by fair value hierarchy

The financial instruments presented in the statements of financial position at fair value are grouped into classes with similar characteristics using the following fair value hierarchy which is determined based on the source of input used in measuring fair value:

Level 1	Quoted prices (unadjusted) in active markets for identical assets or liabilities.
Level 2	Inputs other than quoted prices included within Level 1 that are observable either directly or indirectly.
Level 3	Inputs that are not based on observable market data (valuation techniques which use inputs that are not based on observable market data).

Financial assets and Other receivables

Financial assets

The Company classifies its financial assets on initial recognition based on both the Company's business model for managing the financial assets and the contractual cash flow characteristics of the financial assets.

Other receivables

Other receivables are financial assets measured at amortized cost. These assets are held within a business model whose objective is to collect contractual cash flows, and their contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Other receivables are initially recognised at fair value and subsequently measured at amortized cost using the effective interest method, less any allowance for expected credit losses.

The Company recognises impairment allowances in accordance with the expected credit loss model prescribed by IFRS 9.

The Company had no financial assets classified as fair value through profit or loss as of 31 December 2024.

Financial liabilities

Financial liabilities measured at amortized cost:

Financial liabilities are initially recognised at fair value less transaction costs that are directly attributable to the issue of financial liability.

After initial recognition, the Company measures all financial liabilities at amortized cost using the effective interest rate method, which ensures that any interest expense over the period is at a constant interest rate on the balance of the liability carried in the statement of financial position, except for financial liabilities which are measured at fair value through profit or loss.

Convertible loan liabilities

The Company enters into financing arrangements that may include convertible loan instruments. Each convertible instrument is assessed on initial recognition in accordance with IAS 32 and IFRS 9 to determine whether the instrument, or any of its components, should be classified as:

- a financial liability measured at amortised cost;
- a derivative financial liability measured at fair value through profit or loss; or
- an equity instrument.

Where the conversion feature meets the fixed-for-fixed criterion of IAS 32 and is classified as equity, the liability component is subsequently measured at amortised cost using the effective interest method and the equity component is not subsequently remeasured.
Where the conversion feature does not meet the fixed-for-fixed criterion, including where conversion is based on variable conversion prices or other contractual terms requiring liability classification, the conversion feature is recognised as a derivative financial liability measured at fair value through profit or loss. Such derivative liabilities are remeasured at each reporting date with changes in fair value recognised in finance income or finance expense in profit or loss.
Accordingly, only derivative conversion features and other convertible instruments classified as fair value through profit or loss are subsequently remeasured to fair value. Convertible loan liabilities classified as amortised cost are not remeasured to fair value after initial recognition and are subsequently measured using the effective interest method.

Derivative financial liabilities measured at fair value through profit or loss

The Company's financial liabilities measured at fair value through profit or loss comprise derivative financial instruments, including warrants, options and other contracts linked to the Company's own equity instruments.

A financial instrument is classified as a derivative when (i) its value changes in response to changes in a specified underlying variable, such as the Company's share price, an interest rate, foreign exchange rate, market index or other relevant observable variable, (ii) it requires no initial net investment or an initial net investment that is smaller than would be required for other contracts expected to have a similar response to changes in market factors, and (iii) it is settled at a future date. The Company's warrants, options and certain other equity-linked instruments meet the definition of derivatives because their value changes in response to changes in the Company's share price or other specified underlying variables, they generally require little or no initial net investment and they provide for settlement at a future date.

In accordance with IAS 32 *Financial Instruments: Presentation*, such instruments are classified as financial liabilities where they do not meet the definition of an equity instrument. Derivative contracts on the Company's own equity instruments are classified as equity only when they will be settled by exchanging a fixed amount of cash, or another financial asset, for a fixed number of the Company's own equity instruments (the "fixed-for-fixed" criterion). Instruments that do not satisfy these requirements are classified as derivative financial liabilities.

Derivative financial liabilities are initially recognised at fair value. Transaction costs are recognised in profit or loss as incurred.

Subsequent to initial recognition, these liabilities are measured at fair value at each reporting date, with changes in fair value recognised in profit or loss.

Impairment of non-financial assets

Intangible assets and goodwill that have an indefinite useful life are not subject to amortisation and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired. Other non-financial assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. Recoverable amount is the higher of an asset's fair value less costs of disposal and value-in-use. The value-in-use is the present value of the estimated future cash flows relating to the asset using a pre-tax discount rate specific to the asset or cash-generating unit to which the asset belongs. Assets that do not have independent cash flows are grouped together to form a cash-generating unit.

Impairment of goodwill and intangible assets

The Company reviews goodwill for impairment at least once a year or more frequently if events or changes in circumstances indicate that there is impairment. Goodwill is tested for impairment by assessing the recoverable amount of the cash-generating unit to which the goodwill has been allocated. This requires management to make an estimate of the projected future cash flows from the continuing use of the cash-generating unit to which the goodwill is allocated and also to choose a suitable discount rate for those cash flows.

The carrying values of the long-lived intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. If any indication exists, then the asset's recoverable amount is estimated. Determining the recoverable amount is subjective and requires management to estimate project future cash flows, among other factors. Future events and changing market conditions may impact on the assumptions as to prices, costs or other factors that may result in changes to the estimates of future cash flows. If the Company concludes that a definite or indefinite long-lived intangible asset is impaired, the Company recognise a loss in an amount equal to the excess of the carrying value of the asset over its fair value at the date of impairment.

Following recognition of an impairment loss, the asset's revised carrying amount (being its recoverable amount) becomes the new basis for subsequent amortisation or depreciation over its remaining useful life

Goodwill acquired in a business combination is allocated, from the acquisition date, to the cash-generating unit ("CGU") or group of CGUs that are expected to benefit from the synergies of the combination. Each CGU or group of CGUs to which goodwill has been allocated is tested for impairment annually, and whenever there is an indication that the CGU may be impaired.

At each reporting date, the Company assesses whether there is any indication that an impairment loss recognised in prior periods for assets other than goodwill may no longer exist or may have decreased. If such indication exists, the Company estimates the recoverable amount of the asset or CGU. An impairment loss previously recognised is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of amortisation or depreciation, had no impairment loss been recognised in prior years.

Impairment losses recognised in respect of goodwill are not reversed in subsequent periods.

Property, plant and equipment

Items of property, plant and equipment are initially recognised at cost. Cost includes directly attributable costs and the estimated present value of any future costs of dismantling and removing items. Depreciation is computed by the straight-line method, based on the estimated useful lives of the assets, as follows:

	%
Computers	33
Machines and equipment	20
Furniture and office equipment	10
Leasehold improvements	8

Leasehold improvements are depreciated over the term of the expected lease including optional extension, or the estimated useful lives of the improvements, whichever is shorter.

Reimbursement of research and development expenses

The Company enters into Proof of Concept ("POC") arrangements with prospective commercial counterparties to evaluate the feasibility and effectiveness of the Company's technology in specific applications. Under these arrangements, the counterparties may reimburse the Company for certain research and development activities undertaken as part of the evaluation process. The Company retains ownership and control of all intellectual property, technology, know-how and other development outputs generated during the POC activities.

The reimbursements are intended to compensate the Company for qualifying research and development expenditures incurred in performing the POC activities and are generally contingent upon the achievement of specified milestones. As the arrangements do not provide the counterparty with goods, services, licences or intellectual property rights and do not constitute contracts with customers for the purposes of IFRS 15 *Revenue from Contracts with Customers*, the related reimbursements are not recognised as revenue.

IAS 38 *Intangible Assets* does not specifically address the accounting treatment for reimbursements of research and development expenditures received from third parties. Accordingly, management applies judgement in determining the appropriate accounting treatment. The Company recognises reimbursements receivable under POC arrangements as a reduction of the related research and development expenses in profit or loss in the period in which the underlying expenditure is incurred and entitlement to reimbursement arises.

Management considers presentation as a reduction of research and development expenses to best reflect the substance of the arrangements, as the reimbursements are intended to recover specific research and development costs incurred by the Company and do not represent a separate source of income or consideration for goods or services provided. Accordingly, presentation as a reduction of the related expenses is considered more appropriate than presentation as other income.

Right-of-use assets

All leases are accounted for by recognizing a right-of-use asset and a lease liability, excluding leases where the lease term is 12 months or less, or where the underlying asset is of low-value. These leases expenditures are recognised on a straight-line basis over the lease term. A right-of-use asset is recognised at the commencement date of a lease. The right-of-use asset is measured at cost, which comprises the initial amount of the lease liability, adjusted for, as applicable, any lease payments made at or before the commencement date net of any lease incentives received.

Right-of-use assets are depreciated on a straight-line basis over the unexpired period of the lease or the estimated useful life of the asset, whichever is the shorter. Where the Company expects to obtain ownership of the leased asset at the end of the lease term, the depreciation is over its estimated useful life. Right-of use assets are subject to impairment or adjusted for any remeasurement of lease liabilities.

Lease liabilities

For leases other than short-term leases and leases of low-value assets, the Company recognises a lease liability at the commencement date of the lease.

Lease liabilities are measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company's incremental borrowing rate.

The Company applies the recognition exemptions available under IFRS 16 for short-term leases and leases of low-value assets. Payments associated with these leases are recognised as an expense on a straight-line basis over the lease term.

Subsequent to initial recognition, lease liabilities are increased by interest expense and reduced by lease payments made. Lease liabilities are remeasured when there is a change in future lease payments, lease term assessments, or other relevant lease modifications, with the corresponding adjustment generally recognised against the related right-of-use asset.

Capitalised technology development costs

Expenditure on research activities is recognised as an expense when incurred.
Development expenditure is capitalised only when the Company can demonstrate all of the criteria set out in IAS 38 *Intangible Assets*, namely:

- technical feasibility of completing the asset;
- intention to complete and use or sell the asset;
- ability to use or sell the asset;
- probable future economic benefits;
- availability of adequate technical, financial and other resources to complete the development; and
- ability to reliably measure the expenditure attributable to the asset.

Development costs meeting these criteria are recognised as an intangible asset and measured initially at cost.
Subsequent to initial recognition, capitalised development costs are measured at cost less accumulated amortisation and accumulated impairment losses.

Capitalised development costs are not amortized until the asset is available for its intended use. Once available for use, the assets are amortized on a straight-line basis over their estimated useful lives.

The Company currently applies the following estimated useful lives:

Asset Class	**Useful Life**
Capitalised R&D / Intellectual Property	5.5 years
Core Technology License	4 years

Intangible assets are reviewed for impairment whenever indicators of impairment exist. Intangible assets not yet available for use are tested for impairment annually.

Significant judgment – capitalization of development costs

Management exercises significant judgment in determining when the capitalization criteria under IAS 38 are satisfied. This assessment includes evaluation of technical feasibility, commercial viability, expected future economic benefits, availability of resources to complete development, and the ability to reliably measure attributable costs.

During the reporting period, the Company's capitalised development activities primarily related to:

1. Development of marker architecture for industrial applications;
2. Semi-industrial implementation of the technology; and
3. Development of the digital traceability platform.

Management concluded that the IAS 38 capitalization criteria had been satisfied based on successful completion of key technological milestones, ongoing commercial collaborations with industry partners, approved budgets, and the availability of the necessary technical and financial resources to complete development.

Share-based compensation

The Company accounts for share-based payment transactions in accordance with IFRS 2 *Share-based Payment*.
For equity-settled share-based payment transactions with employees and others providing similar services, including directors and management personnel, the Company measures the services received by reference to the fair value of the equity instruments granted at the grant date. The resulting expense is recognised over the relevant vesting period, together with a corresponding increase in equity.

For equity-settled share-based payment transactions with other service providers, including consultants and advisers that are not providing services in the capacity of employees, the Company measures the transaction at the fair value of the goods or services received where that fair value can be measured reliably. Where the fair value of the goods or services received cannot be measured reliably, the transaction is measured by reference to the fair value of the equity instruments granted at the measurement date in accordance with IFRS 2.

The Company uses the Black-Scholes option pricing model, where appropriate, to estimate the fair value of option awards. Significant assumptions include the share price at grant date, expected volatility, expected life of the award, expected dividend yield and the risk-free interest rate.

For equity-settled awards, the grant-date fair value is recognised in profit or loss over the vesting period. Non-market vesting conditions are reflected by adjusting the number of awards expected to vest at each reporting date so that the cumulative expense recognised reflects the number of awards ultimately expected to vest.

The Company maintains the 2022 Incentive Equity Plan (the "Plan"), pursuant to which equity-based awards may be granted to employees, directors, senior management, consultants and other service providers of the Company.

The purpose of the Plan is to attract, retain and motivate individuals who contribute to the long-term success of the Company and to align their interests with those of shareholders by providing an opportunity to participate in the future growth and value of the Company.

Awards under the Plan may include share options, restricted share units, restricted shares and other equity-based incentives, as determined and approved by the Board of Directors. The specific terms of each award, including the number of instruments granted, exercise price (where applicable), vesting conditions, contractual term and other restrictions, are determined at the grant date and documented in the applicable award agreement.

Awards generally vest based on continued service over a specified vesting period, although the Board of Directors may impose additional performance, market or other conditions where appropriate. Once vested, share options may be exercised by the holder during the applicable exercise period in accordance with the terms of the Plan and the related award agreement. Unvested awards and vested awards that are not exercised within the contractual term generally expire in accordance with the provisions of the Plan.

The Plan is administered by the Board of Directors, acting directly or through the Compensation Committee. The Compensation Committee reviews and recommends grants and award terms, while the Board of Directors retains ultimate authority for approval of awards and interpretation of the Plan. The Company's finance department is responsible for maintaining records relating to the Plan and for accounting for share-based payment transactions in accordance with IFRS 2.

The share-based payment arrangements are classified as equity-settled awards, as the Company has no present obligation to settle the awards in cash. Accordingly, the fair value of awards is measured at the grant date and recognised as an expense over the applicable vesting period, with a corresponding increase in equity.

New standards, interpretations and amendments adopted from January 1, 2024

The following amendments are effective for the period beginning January 1, 2024:

- Supplier Finance Arrangements (Amendments to IAS 7 & IFRS 7);
- Lease Liability in a Sale and Leaseback (Amendments to IFRS 16);
- Classification of Liabilities as Current or Non-Current (Amendments to IAS 1); and
- Non-current Liabilities with Covenants (Amendments to IAS 1).

These amendments to various IFRS Accounting Standards are mandatorily effective for reporting periods beginning on or after January 1, 2024.

Supplier Finance Arrangements (Amendments to IAS 7 & IFRS 7)

On May 25, 2023, the IASB issued Supplier Finance Arrangements, which amended IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments: Disclosures. The amendments require entities to provide certain specific disclosures (qualitative and quantitative) related to supplier finance arrangements. The amendments also provide guidance on characteristics of supplier finance arrangements.

Classification of Liabilities as Current or Non-Current and Non-current Liabilities with Covenants

(Amendments

The IASB issued amendments to IAS 1 in January 2020 Classification of Liabilities as Current or Non-current and subsequently, in October 2022 Non-current Liabilities with Covenants.

The amendments clarify the following:

- An entity's right to defer settlement of a liability for at least twelve months after the reporting period must have substance and must exist at the end of the reporting period.

- If an entity's right to defer settlement of a liability is subject to covenants, such covenants affect whether that right exists at the end of the reporting period only if the entity is required to comply with the covenant on or before the end of the reporting period.
- The classification of a liability as current or non-current is unaffected by the likelihood that the entity will exercise its right to defer settlement.
- In case of a liability that can be settled, at the option of the counterparty, by the transfer of the entity's own equity instruments, such settlement terms do not affect the classification of the liability as current or non-current only if the option is classified as an equity instrument.

These amendments have no effect on the measurement of any items in the consolidated financial statements of the Company.

New standards, interpretations and amendments not yet effective

There are a number of standards, amendments to standards, and interpretations which have been issued by the IASB that are effective in future accounting periods that the Company has decided not to adopt early.

The following amendments are effective for the period beginning January 1, 2025:

- Lack of Exchangeability (Amendment to IAS 21 The Effects of Changes in Foreign Exchange Rates) The following amendments are effective for the period beginning January 1, 2026:
- Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 Financial instruments and IFRS 7) The following standards and amendments are effective for the annual reporting period beginning January 1, 2027:
- IFRS 18 Presentation and Disclosure in Financial Statements
- IFRS 19 Subsidiaries without Public Accountability: Disclosures.

The Company is currently assessing the effect of these new accounting standards and amendments.

IFRS 18 Presentation and Disclosure in Financial Statements, which was issued by the IASB in April 2024 supersedes IAS 1 and will result in major consequential amendments to IFRS Accounting Standards including IAS 8 Basis of Preparation of Financial Statements (renamed from Accounting Policies, Changes in Accounting Estimates and Errors). Even though IFRS 18 will not have any effect on the recognition and measurement of items in the consolidated financial statements, it is expected to have a significant effect on the presentation and disclosure of certain items. These changes include categorization and sub-totals in the statement of profit or loss, aggregation/disaggregation and labelling of information, and disclosure of management-defined performance measures.

The Company does not expect to be eligible to apply for IFRS 19.

The significant accounting judgments, estimates and assumptions followed in the preparation of the financial statements, on a consistent basis, are:

In the process of applying the significant accounting policies, the Company has made the following judgments which have the most significant effect on the amounts recognised in the financial statements.

The preparation of the financial statements requires management to make estimates and assumptions that have an effect on the application of the accounting policies and on the reported amounts of assets, liabilities, revenues and expenses. Changes in accounting estimates are reported in the period of the change in estimate. The key assumptions made in the financial statements are discussed below.

Share based compensation

The Company measures the fair value of equity-settled share-based payment awards granted to employees, directors, consultants and service providers at the grant date in accordance with IFRS 2 *Share-based Payment*. Determining the fair value of such awards requires the application of valuation techniques and significant management judgment in selecting the appropriate assumptions.

Depending on the nature and terms of the award, the Company utilizes valuation methodologies including the Black-Scholes option pricing model and other appropriate valuation techniques. The determination of grant-date fair value requires management to estimate the following key assumptions:

- expected share price volatility;
- expected term of the award;
- risk-free interest rate;
- expected dividend yield;
- expected forfeiture rates;
- expected exercise behaviour;
- the probability of achieving non-market performance conditions, where applicable; and
- the impact of market-based vesting conditions, where applicable.

The expected volatility assumption is based on historical volatility of the Company's share price and, where considered appropriate, comparable market data. The expected term reflects management's assessment of the period over which the awards are expected to remain outstanding, taking into account contractual terms and expected exercise patterns. The risk-free interest rate is determined by reference to the yields available on government securities with maturities consistent with the expected life of the awards.

Changes in these assumptions may have a material impact on the estimated fair value of share-based awards and the amount of share-based compensation expense recognised in the consolidated statement of profit or loss. Management reviews the assumptions at each grant date and applies judgment in determining the most appropriate inputs based on the facts and circumstances surrounding each award.
The detailed valuation assumptions applied to awards granted during the reporting period are disclosed in Note 17, Share-Based Compensation.

Intangible assets

Significant judgment is required in determining whether development expenditures satisfy the capitalization criteria under IAS 38 *Intangible Assets*. Management assesses whether the conditions for capitalization have been met, including:

- determining when technical feasibility of the underlying technology has been achieved;
- assessing the probability of future economic benefits arising from the development activities;
- evaluating the expected commercial success of proof-of-concept pilots and subsequent commercialization opportunities;
- assessing the availability of adequate technical, operational and financial resources to complete development; and
- determining when the underlying technology will be available for its intended use and amortisation should commence.

The Company's capitalised development activities primarily relate to the development of marker architecture, semi-industrial implementation of the technology and the digital traceability platform.

In making these assessments, management considers technical milestones achieved, progress of proof-of-concept projects, strategic industry partnerships, approved development budgets, available funding, intellectual property protection and expected commercialization plans. Due to the innovative nature of the Company's technology and the fact that future commercialization is dependent on successful proof-of-concept projects and customer adoption, significant judgment is required in assessing the likelihood and timing of future economic benefits.
Management reviews these judgments, estimates and assumptions at each reporting date and updates them prospectively when facts and circumstances change. Where indicators of impairment exist, the related capitalised development costs are assessed for impairment in accordance with IAS 36 *Impairment of Assets*.

Financial liability at fair value

he Company's financial liabilities measured at fair value comprise warrant liabilities, redeemable warrant instruments, and derivative conversion features embedded in certain convertible notes and financing arrangements that do not meet the fixed-for-fixed criterion for equity classification under IAS 32. These instruments are measured at fair value through profit or loss and are remeasured at each reporting date.

The fair value of these liabilities is estimated using appropriate valuation techniques, including the Black-Scholes option pricing model and Monte Carlo simulation methodology, where applicable. These valuation techniques are designed to reflect the specific terms and conditions of the financial liabilities, as described in Notes 8, 9, 11 and 27, together with the Company's capital structure and the volatility of the relevant underlying inputs.

The valuation of these financial liabilities requires management to make significant judgments and estimates regarding assumptions that are not directly observable in the market. Key assumptions may include expected share price volatility,

expected term, risk-free interest rates, probability and timing of future financing events, probability of conversion or exercise features being triggered, and other contractual provisions specific to the underlying instruments.

Management develops these assumptions based on available market data, historical information, contractual terms and expectations regarding future events and business performance as of the reporting date. Changes in these assumptions could materially affect the estimated fair value of the financial liabilities and the resulting gain or loss recognised in profit or loss.

Given the use of significant unobservable inputs and management judgment, the fair value measurements for these financial liabilities are classified within Level 3 of the fair value hierarchy. The valuations are based on management's assumptions and projections at the reporting date and reflect the best information available under the circumstances.

Operating Segment Information

Operating Decision Maker

The Company applies IFRS 8 *Operating Segments,* which requires operating segments to be identified on the basis of internal reports regularly reviewed by the chief operating decision maker ("CODM") in order to allocate resources to the segment and assess its performance.

Management has determined that the Chief Executive Officer, together with the Board of Directors, acts as the CODM. The Company is engaged in the development and commercialization of its proprietary marking, authentication, track-and-trace and circular economy technology platform. The Company's technologies are designed to provide authentication, provenance, traceability and sustainability solutions across multiple industries through an integrated business platform.

Management monitors the operations, allocates resources and evaluates financial performance on a consolidated Company basis. The Company's operations are managed as a single business unit and the CODM reviews consolidated financial information for purposes of making operating decisions, assessing performance and allocating resources. Accordingly, management has concluded that the Company operates as one operating segment and one reportable segment for the years presented.

Revenue, operating loss, assets and liabilities are reported and reviewed by the CODM on a consolidated basis. Consequently, no separate segment revenue, profit or loss, assets or liabilities disclosures are presented.

Major Customers

The Company is in the pre-revenue stage and did not generate any revenue during the year ended December 31, 2024. Accordingly, no major customer disclosures are required.

Geographical Information

The Company's activities are conducted through entities located in multiple jurisdictions, including Ireland, Australia, Israel and other locations (see Note 1.E.). However, the CODM does not regularly review financial information by geographical area for purposes of allocating resources or assessing performance. Accordingly, geographical information is not used in identifying operating segments.

Non-current assets are primarily attributable to the Company 's technology platform, intellectual property portfolio and related development activities.

Non-current assets by geographical area

The Company's non-current assets by geographical location were as follows:

	December 31, 2024	December 31, 2023
	US$ in thousands	
Australia	35,992	44,180
Israel	3,201	6,178
Total	**39,193**	**50,358**

Non-current assets are attributed to geographical areas based on the location of the underlying assets and operations to which those assets relate.

NOTE 3 – TRUE GOLD BUSINESS COMBINATION:

On 3 October 2023, the Group increased its ownership interest in True Gold Consortium Pty Ltd. from 44.4% to 51.9% and obtained control of the entity. As a result, TrueGold became a consolidated subsidiary of the Group from that date. Prior to obtaining control, the investment was accounted for as a joint venture using the equity method.
Upon obtaining control, the previously held investment was remeasured to fair value and the Group recognised a gain of US$22.164 million in accordance with IFRS 3. Goodwill, identifiable intangible assets and non-controlling interests recognised on acquisition continue to be reflected in the 2024 financial statements.

On 19 July 2024, the Group's ownership interest in TrueGold increased from 51.9% to 52.9% as part of the PMB transaction described in Notes 17. As control was retained before and after the transaction, the change in ownership interest was accounted for as an equity transaction.
Further details regarding:

- goodwill and impairment are disclosed in Note 7;
- non-controlling interests are disclosed in the Statement of Changes in Equity and Note 1.E.;
- the PMB transaction is disclosed in Notes 8 and 17.

Non-controlling interest

The non-controlling interest recognised at the acquisition date amounted to US$20,826 thousands and was measured at fair value. The fair value was determined using a discounted cash flow methodology under the income approach. Significant valuation inputs included an after-tax discount rate (weighted average cost of capital) of 24.8%, a terminal value multiple of 4.59, a terminal growth rate of 3% and a discount for lack of marketability of 25.2%.

The significant assumptions used in estimating the fair value of TrueGold are:

1. After-tax net cash flow discount rate (weighted average cost of capital) of 24.8%.
2. Terminal value cash flow multiple of 4.59 and terminal growth rate of 3%.
3. Discount for lack of marketability of 25.2% (or $11.17), resulting in a fair value of $33.12 per ordinary share of TrueGold).

The total cost of the business combination comprised a full forgiveness of the outstanding payables from TrueGold to Security Matters Pty Limited which amounted to AUD 475 thousand (approximately $307) at acquisition date. The calculation of the goodwill upon acquisition included also the fair value of the previous investment in TrueGold.

Acquired receivables

The acquisition of TrueGold did not include any material trade receivables or other receivables. Any acquired other receivables were immaterial and their carrying amount was considered to approximate fair value at the acquisition date. Accordingly, the disclosure requirements of IFRS 3.B64(h) relating to the fair value of acquired receivables, gross contractual amounts receivable and the best estimate of contractual cash flows not expected to be collected are not material to these financial statements.

The fair value of the identifiable assets and liabilities of TrueGold on the acquisition date:

	US$ in thousands
Cash and cash equivalents	13
Other current receivables	155
Intangible asset (core technology license)	10,449
Trade payables	277
Net identifiable assets	10,340
Fair value of previously held investment	22,164
Settlement of amounts owed by TrueGold to Security Matters Pty Ltd.*	307

Fair value of non-controlling interests	20,826
Less: fair value of identifiable net assets acquired	(10,340)
Goodwill recognised on acquisition	**32,957**

The above reconciliation agrees to the acquisition accounting recognised in the year ended 31 December 2023. No adjustments were made to the acquisition-date fair values during the measurement period and no revisions were made to provisional amounts after the acquisition date.

* The consideration transferred in the business combination comprised the settlement of amounts owed by TrueGold to Security Matters Pty Ltd. of $307. Management concluded that the settlement formed part of the consideration transferred in exchange for obtaining control of TrueGold and was therefore included in the purchase price allocation. The amount was not accounted for separately as the settlement of a pre-existing relationship.

The only intangible asset identified in the purchase price allocation, and recognised as shown in the table above, represents a core technology license that reflects the existence of underlying technology that has value through its continued use or re-use in many products or many generations of a singular product (that is, a product family). As mentioned above, this licensed right represents the current right of TrueGold to use the Company's intellectual property of technology under a license agreement signed in 2020. For the purpose of the purchase price allocation, this right was treated as a reacquired right and accordingly was recognised separately from goodwill and valued on the basis of the remaining contractual term of the related contract, regardless of whether market participants would consider potential contractual renewals. After acquisition, this intangible asset should be amortized according to its economic useful life.

Effective from 2024, the Company commenced the amortisation of its assets over their estimated useful lives and recognised impairment losses based on independent third-party valuation assessments. Further information regarding this intangible asset is presented in Note 7.

The goodwill of US$32.96 million arose as a result of the acquisition accounting and purchase price allocation ("PPA") performed by an independent external valuation specialist from obtaining control of TrueGold.

The goodwill primarily reflects:

- expected synergies from combining SMX's technology platform and commercialization strategy with TrueGold's technology and industry relationships;
- the assembled workforce and technical know-how that did not qualify for separate recognition as identifiable intangible assets under IAS 38;
- expected future growth opportunities and commercial benefits from the combined business; and
- other expected economic benefits that do not meet the criteria for separate recognition as identifiable assets.

In accordance with IAS 36, goodwill is allocated to the relevant cash-generating unit ("CGU") and is tested annually for impairment, or more frequently whenever indicators of impairment exist.

The impairment assessment compares the carrying value of the CGU, including goodwill, to its recoverable amount, which is determined using valuation techniques based on management's forecasts, expected future cash flows, growth assumptions and discount rates.

The acquired core technology license was recognised separately as an identifiable intangible asset at its acquisition-date fair value. Management concluded that no other material identifiable intangible assets met the recognition criteria of IFRS 3 at the acquisition date. The goodwill recognised is not expected to be deductible for income tax purposes.

NOTE 4 - OTHER CURRENT RECEIVABLES:

Consolidated:

	December 31, 2024	December 31, 2023
	US$ in thousands	
Receivable in respect of exercise of warrants	1,510	-
Recoverable VAT, GST and other indirect taxes	305	257
Prepaid expenses	102	142
Proof of concept receivables	46	148
Other	30	87
Total	**1,993**	**634**

Parent Company:

	December 31, 2024	December 31, 2023
	US$ in thousands	
Receivable in respect of exercise of warrants	1,510	-
Prepaid expenses	102	133
Total	**1,612**	**133**

NOTE 5 - PROPERTY, PLANT AND EQUIPMENT, NET:

	Leasehold improvements	Machines and Equipment	Furniture and Office Equipment	Computers	Total
Cost					
At January 1, 2024	75	1,146	69	102	1,392
Additions	-	21	-	-	21
Currency translation adjustments	1	(5)	1	-	(3)
At December 31, 2024	76	1,162	70	102	1,410
Accumulated depreciation					
At January 1, 2024	24	832	37	88	981
Depreciation	9	135	9	10	163
Currency translation adjustments	-	(2)	-	-	(2)
At December 31, 2024	33	965	46	98	1,142
Net book value at December 31, 2024	**43**	**197**	**24**	**4**	**268**

	Leasehold improvements	Machines and Equipment	Furniture and Office Equipment	Computers	Total
Cost					
At January 1, 2023	63	1,147	65	102	1,377
Additions	15	5	7	4	31
Currency translation adjustments	(3)	(6)	(3)	(4)	(16)
At December 31, 2023	75	1,146	69	102	1,392
Accumulated depreciation					
At January 1, 2023	18	699	31	74	822
Depreciation	6	151	7	16	180
Currency translation adjustments	-	(18)	(1)	(2)	(21)
At December 31, 2023	24	832	37	88	981
Net book value at December 31, 2023	**51**	**314**	**32**	**14**	**411**

NOTE 6 - INVESTMENTS IN ASSOCIATED COMPANY:

Entity	Country of Incorporation	Percentage Owned December 31, 2024	Percentage Owned December 31, 2023
Yahaloma Technologies Inc.	Canada	50%	50%

The proportion of ownership interest is equal to the proportion of voting power held.

Yahaloma Technologies Inc.

On April 30, 2019, Security Matters Ltd. signed an agreement with Trifecta Industries Inc. ("Trifecta") for the commercialization of Security Matters Ltd.'s trace technology in the diamonds and precious stone industry.

Under the terms of the agreement, Security Matters Ltd. and Trifecta established a new entity – Yahaloma Technologies Inc. ("Yahaloma"), which is equally held by Security Matters Limited and Trifecta.

Yahaloma has the exclusive rights and responsibility to commercialize the Company's intellectual property in the area of diamonds or precious stone. Management has assessed the transaction and reached the conclusion that the new entity is jointly controlled by Security Matters Limited and Trifecta. Management has further determined that the contractual arrangement provides the parties to the joint arrangement with rights to the net assets of the arrangement. The contractual arrangement establishes each party's share in the profit or loss relating to the activities of the arrangement. The arrangement is a joint venture and the Company's interests in this joint venture is accounted for using the equity method of accounting.

The Company has assessed whether there are any significant restrictions on the ability of its joint ventures to transfer funds to the Company in the form of dividends, loan repayments or advances and is not aware of any material restrictions as of December 31, 2024.

The Company did not have any unrecognised share of losses relating to its joint ventures as of December 31, 2024, or December 31, 2023.

The Company is exposed to risks associated with its interests in joint ventures, including funding requirements, operational risks, commercialisation risks and the achievement of future business objectives. However, the Company's maximum exposure to loss from its interests in joint ventures is limited to the carrying amount of its investments together with any funding commitments specifically agreed by the parties.

Refer to Note 2 – Significant Accounting Judgments, Estimates and Assumptions, under "Classification of Yahaloma as a Joint Venture", for further information regarding the assessment of joint control and the classification of Yahaloma as a joint venture accounted for using the equity method in accordance with IAS 28.

NOTE 7 - INTANGIBLE ASSETS, NET AND GOODWILL:

	Capitalization of development costs	Purchased license	Core Technology License	Total
		(US$ in thousands)		
COST				
As of January 1, 2024	5,342	819	10,449	16,610
Capitalised development cost	169	-	-	169
Currency translation adjustments	(245)	(37)	-	(282)
As of December 31, 2024	5,266	782	10,449	16,497
Accumulated amortisation and impairment				
As of January 1, 2024	124	-	-	124
Amortisation	694	75	1,306	2,075
Impairment	2,197	-	-	2,197
Currency translation adjustments	(227)	-	-	(227)
As of December 31, 2024	2,788	75	1,306	4,169
Net book value as of December 31, 2024	**2,478**	**707**	**9,143**	**12,328**

	Capitalization of development cost	Purchased license	Core Technology License	Total
		(US$ in thousands)		
COST				
As of January 1, 2023	4,372	655	-	5,027
Capitalised development cost	977	157	10,449	11,583
Currency translation adjustments	(7)	7	-	-
As of December 31, 2023	5,342	819	10,449	16,610
Accumulated amortisation				
As of January 1, 2023	127	-	-	127
Currency translation adjustments	(3)	-	-	(3)
As of December 31, 2023	124	-	-	124
Net book value as of December 31, 2023	**5,218**	**819**	**10,449**	**16,486**

Intangible assets as of December 31, 2024, and 2023 consist of capitalised development costs of the Company's technology, the cost of the exclusive license intellectual property and core technology license raised from the TrueGold business combination that reflects the existence of underlying technology that has value through its continued use or re-use in many products or many generations of a singular product (that is, a product family). See also note 3. The capitalised development costs and purchased license are amortized in accordance with its useful life of 5.5 years. The Core Technology License is amortized in accordance with its useful life of 4 years.

Goodwill and impairment

The Group is required to test goodwill for impairment annually and whenever indicators of impairment exist. The recoverable amount of the cash-generating unit ("CGU") is determined based on value-in-use calculations using discounted future cash flows. The valuation requires management to estimate future cash flows and determine an appropriate discount rate reflecting the risks associated with the CGU.

Goodwill is allocated to the True Gold Consortium Pty Ltd. CGU, which represents the business acquired in the TrueGold business combination. The carrying amount of goodwill allocated to the CGU as of 31 December 2024 was $26,144 (2023: $32,957).

Before recognition of the impairment loss, the carrying amount of the TrueGold CGU as of 31 December 2024 was $41,937, comprising operating working capital of negative $163 thousand, a core technology asset of $9,143 and goodwill of $32,957.

The recoverable amount of the CGU was determined using a value-in-use model based on discounted cash flow projections derived from management-approved budgets and forecasts for the period 2025 to 2032, together with a terminal value calculation. The recoverable amount of the CGU as of 31 December 2024 was $35,124.

The key assumptions applied in the value-in-use calculation were as follows:

Key Assumption	2024
Forecast period	2025 to 2032 (8 years)
Pre-tax discount rate	29.6%
Terminal growth rate	2.5%
Basis of projections	Management-approved budgets and forecasts

The projected cash flows are based on management's expectations regarding future commercial agreements, adoption of the Group's technology within the gold industry, operating expenditures, funding requirements and expected commercialisation activities. Forecast revenues reflect expected penetration of the gold mining and refining sectors, while projected costs reflect expected production costs, operating efficiencies and economies of scale. Research and development, selling and marketing, and general and administrative expenses are based on management's long-term operating plans. The terminal growth rate reflects management's estimate of long-term sustainable growth and does not exceed the long-term growth expectations of the relevant markets.

During the year, the Group did not meet its revenue forecast. This had an adverse impact on the projected value in use of the CGU and consequently resulted in an impairment charge of $6,813, which was allocated entirely to goodwill. The impairment was primarily attributable to delays in achieving previously forecast commercialisation milestones and lower expected future cash flows.

Following recognition of the impairment loss, the carrying amount of goodwill was reduced to $26,144 and the total carrying amount of the CGU was reduced to $35,124, equal to its recoverable amount. Accordingly, the headroom was nil as of 31 December 2024, with the recoverable amount equalling the carrying amount of the CGU.

Management performed sensitivity analyses on the key assumptions used in the valuation. As the CGU had no headroom at 31 December 2024, any reasonably possible adverse change in a key assumption would result in impairment. Because the recoverable amount equalled the carrying amount of the CGU following recognition of the impairment loss, any reasonably possible adverse change in key assumptions could result in further impairment.

For example:

- An increase in the discount rate from 29.6% to 30.6% would reduce the recoverable amount to $32,428, resulting in additional impairment of approximately $2,696.

- A reduction in the terminal growth rate from 2.5% to 2.0% would reduce the recoverable amount to $34,691, resulting in additional impairment of approximately $433.

In accordance with IAS 36, impairment losses recognised in respect of goodwill are not reversed in subsequent periods.

NOTE 8 - CONVERTIBLE NOTES:

Classification and measurement of convertible notes and related instruments

The Company evaluates each convertible financing arrangement in accordance with IAS 32 and IFRS 9 to determine whether the debt instrument and any embedded conversion feature should be classified as:

- a financial liability measured at amortised cost;
- a derivative financial liability measured at fair value through profit or loss; or
- an equity instrument.

Conversion features that satisfy the fixed-for-fixed criterion in IAS 32 are classified as equity and are not subsequently remeasured. The related debt component is subsequently measured at amortised cost using the effective interest method. Conversion features that do not satisfy the fixed-for-fixed criterion, including conversion features based on variable conversion prices or containing other contractual terms requiring liability classification, are recognised as derivative financial liabilities measured at fair value through profit or loss and are remeasured at each reporting date.

Accordingly, the instruments disclosed in this note that are measured at fair value through profit or loss primarily comprise:

- derivative conversion features embedded in certain Alpha financing arrangements;
- derivative conversion features embedded in certain other convertible instruments where the conversion terms do not qualify for equity classification; and
- warrant liabilities and other equity-linked derivative instruments described in Notes 9 and 11.

Convertible loan liabilities classified at amortised cost are not subsequently remeasured to fair value after initial recognition.

A. On January 25, 2023, the Company received an amount of $250 in consideration for issuance of a convertible note (the "LP Convertible Note") and two types of warrants, to Lee Pinkerton ("LP"). The LP Convertible Note's principal amount is $250 and the maturity date is the earlier of December 31, 2024, and the date of any change in control (excluding the Business Combination). The Convertible Note has an interest rate of 15% per annum and shall be converted into ordinary shares at LP's discretion, at a fixed conversion price of $470,250 per ordinary share. In addition, the Company has the right to satisfy the payment of the principal amount of the LP Convertible Note through the issuance of the Company's ordinary shares at a 20% discount to the 20 trading day VWAP preceding the maturity date.

As part of the LP Convertible Note transaction, the LP was granted two types of warrants:

(i) Bonus Warrants – 0.27 warrants to purchase ordinary shares of the Company at an exercise price of $541 per share. The Bonus Warrants term is five years commencing upon the Business Combination.

(ii) Redeemable Warrants – 0.26 warrants to purchase ordinary shares of the Company at a purchase price of $541 per share. The Redeemable Warrants term is five years commencing upon the Business Combination. 50% of the Redeemable Warrants shall be redeemable on a non-cumulative basis at the option of the holder, according to a schedule for $235.125 per warrant. The LP has the option to decide that the Company will satisfy any or each redemption through the issuance of ordinary shares of the Company based upon a 20% discount to the 20-trading day VWAP preceding each such anniversary.

The LP Convertible Note is recorded in accordance with its fair value. The Redeemable Warrants are accounted as a derivative financial liability measured at fair value through profit or loss. Management utilised a third-party appraiser to assist them in valuing the LP Convertible Note and Redeemable Warrants.

The fair value of the Redeemable Warrants was calculated using the Monte-Carlo simulation model. As of December 31, 2024 and 2023, the expected volatility that was used was 53.94% and 73.74%, respectively, and the risk-free interest rate used was 4.27% and 3.91%, respectively.

As of December 31, 2024, and 2023 the fair value of the Redeemable Warrants was $55 and $73, respectively.

In order to calculate the fair value of the LP Convertible Note, the Company discounted the payment schedule by a discount rate of 22.9%. as of December 31, 2024, and a discount rate of 32.2% as of December 31, 2023.

The LP Convertible Note matured on December 31, 2024. As of December 31, 2024, the principal amount and accrued interest remained outstanding and, accordingly, the note was classified as a current liability. The Company assessed the contractual terms of the LP Convertible Note and concluded that all amounts outstanding under the note were due and payable at maturity.

As of the date of authorization of these financial statements, the LP Convertible Note had not been settled and all amounts remained outstanding. Management is engaged in discussions with the holder regarding settlement of the obligation and expects the outstanding balance to be satisfied in the future. Accordingly, the carrying amount of the LP Convertible Note at December 31, 2024, was $336 (2023: $304). The related Redeemable Warrants were separately recognised as derivative financial liabilities measured at fair value through profit or loss. The Company will continue to classify the obligation as a current liability until the obligation is settled, converted or otherwise extinguished.

Management reviewed the contractual terms of the LP Convertible Note and concluded that non-payment at the maturity date did not constitute a contractual default or breach. Accordingly, the disclosure requirements of IFRS 7.18-19 relating to defaults and breaches are not applicable. The obligation continues to be presented as a current liability until settlement, conversion or other extinguishment.

B. In May 2022, Security Matters PTY Ltd. issued 828,240 convertible notes (the "2022 Convertible Notes"), with a face value of AUD 1.00 ($0.7) per each 2022 Convertible Note, for an aggregate amount of AUD 828 thousand ($569). The original terms of the 2022 Convertible Notes were amended on July 2022, when Security Matters PTY Ltd. entered into the BCA that was subject to de-listing of Security Matters PTY Ltd. from the Australian Stock Exchange. The issuance price per share was calculated at a 20% discount to the 5-21 day volume weighted average price to December 31, 2022, as such term is defined in the Convertible Notes agreement, subject to a cap of no lower than AUD 0.15 ($0.11) per share, and on December 31, 2022, the investors will also be issued unlisted two year options on a 1:2 basis with an exercise price of AUD 0.45 ($0.32) per share. As of December 31, 2022, the 2022 Convertible Note amounted to $563. In July 2022, an amendment to the 2022 Convertible Notes agreements was signed between Security Matters PTY Ltd. and the investors which prescribes a cancellation of the 2022 Convertible Notes and replaced them with the issuance of 1,000,000 ordinary shares of Security Matters PTY Ltd. (with the occurrence of the Business Combination as described in Note 1.B). On March 7, 2023, the 2022 Convertible Notes were converted to 1,000,000 ordinary shares of Security Matters PTY Ltd.

C. On September 6, 2023, the Company entered into a Securities Purchase Agreement to issued and sold to an institutional investor, Generating Alpha Ltd. ("Alpha"), a convertible promissory note (the "Alpha September 2023 Note") with a fixed conversion price of $3,501, 1,838 warrants A's and 1,225 warrants B's, for gross proceeds of approximately $2,574, before deducting fees and other offering expenses payable by the Company to their service providers. The warrant A's were exercisable into 1,838 ordinary shares at an exercise price of $4.7025 per share subject to customary adjustments and may be exercised at any time until the five year anniversary. The warrant B's were exercisable into 1,225 ordinary shares at an exercise price of $3,501 per share, subject to customary adjustments and may be exercised at any time until the five-year anniversary. The warrant A's and the warrant B's meet the fixed-for-fixed criterion of IAS 32, resulting in being classified as equity. The Alpha September 2023 Note is in the principal amount of $4,290. The actual amount loaned by the investor is $2,574 after a 40% original issue discount. The maturity date of the Alpha September 2023 Note is the 12-month anniversary of the Effective Date, and is the date upon which the principal amount, as well as any accrued and unpaid interest and other fees, shall be due and payable. Interest accrues in the amount of 12% per year and shall be payable on the maturity date or upon acceleration or by prepayment or otherwise. The investor has the right, at any time, to convert all or any portion of the then outstanding and unpaid principal amount and interest (including any costs, fees and charges) into the Company's ordinary shares, at a fixed conversion price of $3,501 per share. Any such conversion is subject to customary conversion limitations set forth in the Purchase Agreement, so the investor beneficially owns less than 4.99% of the Company's ordinary shares. Additionally, the Company has the right to convert in whole or in part the Alpha September 2023 Note into ordinary shares; provided that in no case shall the Company so convert the Alpha September 2023 Note if the result of the issuance of Ordinary Shares thereby would result in the beneficial ownership of the investor of ordinary shares in excess of 4.99%

The Alpha September 2023 Note was recognised in accordance with the amortized cost method.

The September 2023 Convertible Promissory Note is classified as a financial liability and measured at amortised cost. The related Warrant A and Warrant B instruments meet the fixed-for-fixed criterion of IAS 32 and are therefore classified as equity instruments. The warrants are recognised within equity and are not subsequently remeasured. The classification of each instrument determines the related disclosure requirements under IFRS 7 and the basis of measurement presented in these financial statements.

As of December 31, 2024, the investor converted all of the principal amount of the Alpha September 2023 Note into an aggregate of 1,225 Ordinary Shares and exercised all warrant A's and B's into Ordinary Shares of the Company.

As of December 31, 2023, the Alpha September 2023 Note's principal amounted to $1,000.

D. On February 24, 2024, the Company issued to Steven Wallitt ("SW") a convertible security with a face value of $407 in consideration of $350, bearing 0% interest and maturing in 6 months. SW ranks senior but is subordinated to ClearThink Asset Management ("CTAM"), the Company advisors, in case of any new debt issuance, including subordinated debt or redeemable preferred share, except for instruments already negotiated with CTAM. In such cases, the Company is obligated to direct at least 15% of the net proceeds from any new debt to repay the convertible security, unless SW waives this requirement. SW can convert all or part of the face value of the convertible security into ordinary shares at a conversion price of $513 per share, with no conversion limitations. Additionally, the Company issued SW 100,000 warrants, exercisable for 60 months at an exercise price of $0.05 per share, without price-based anti-dilution adjustments.

On August 24, 2024, the Company extended the previous convertible security maturity date to February 24, 2025. In addition, SW will have the right to convert at his option all or a portion of the face value amount including OID or a maximum of $407 into ordinary shares at a conversion price under exactly the same terms of a new qualified financing for at least $1.5 million from any source.

Accordingly, following a private placement transaction on October 28, 2024, the Company adjusted the conversion price to $0.49. On September 16, 2024, the SW converted $23 of the convertible security into 793 ordinary shares.

The convertible security is accounted in accordance with the amortized cost model, and amounted to $337 as of December 31, 2024. The conversion option was accounted as a derivative financial liability and measured at fair value through profit or loss.

As of December 31, 2024, the fair value of the conversion option was estimated at $129 by using Monte Carlo model with volatility of 39.78% and a risk-free interest rate of 4.37%.

As of the date of these financial statements the principal and accrued interest payments according to the SW convertible security agreement are due and owing.

E. On April 11, 2024, the Company entered into Securities Purchase Agreements for the issuance of promissory note and warrants to Alpha, as follows:

1. Unsecured note (the "Alpha April Note") in the principal amount of $2,250. The Alpha April Note carries an original issue discount (OID) of 10%, bears 12% interest per year, and its maturity date is in 12 months from issue date. Alpha has the right to convert the outstanding principal and interest into Ordinary Shares at $513 per share, with certain adjustments. If the Company is no longer restricted from variable rate transactions, the investor may convert at a 15% discount based on the lowest weighted average price during the 15 trading days before conversion. Any such conversion is subject to customary conversion limitations set forth in the Alpha April Note so the investor beneficially owns less than 4.99% of the Company's Ordinary Shares. Additionally, the Company has the right to convert in whole or in part the Alpha April Note into Ordinary Shares; provided that in no case shall the Company so convert the Alpha April Note if the result of the issuance of Ordinary Shares thereby would result in the beneficial ownership of the investor of Ordinary Shares in excess of 4.99%. A daily fee of $2 is applied if the Company fails to deliver shares upon conversion. If an event of default occurs, the Alpha April Note's outstanding principal and interest increase by 120%, or 500% in specific default situations, with default interest at the lesser of 24.5% or the maximum legal rate. The Alpha April Note also includes restrictions against variable security transactions.

2. A 5.5 year warrant to purchase 5,532 Ordinary Shares at $336 per share, with anti-dilution protections. ("the April Warrants"). There is a 4.99% ownership limit on the exercise of this warrant, and the Company must pay a "Buy-In" amount if shares are not delivered timely. Alpha may elect to choose cashless exercise mechanism.
3. Inducement offer which amends the Company's existing warrants B's held by Alpha issued in September 2023 (see note 8.C) to a reduced exercise price of $4.7025 per share. Alpha immediately exercised these warrants B's in full.
4. The Alpha April Note is a financial liability which is measured in accordance with the amortized cost method and its conversion option is a derivative financial liability measured at fair value through profit or loss.

As of April 11, 2024, the Alpha April Note amounted to $220 and the Conversion Option fair value amounted to $656.

As of April 11, 2024 the fair value of the conversion option was calculated by estimating the Alpha April Note using Monte Carlo model with expected volatility of 52.08% and the risk-free interest rate used is 5.17%.

During the period, the investor converted approximately $2,110 of the principal amount into 467,424 ordinary shares. (see also note 17(13)).

As of December 31, 2024, the Alpha April Note amounted to $72 and the Conversion Option fair value amounted to $48. As of December 31, 2024, the fair value of the Conversion Option was calculated by estimating the Alpha April Note using Monte Carlo model with expected volatility of 39.78% and the risk-free interest rate used is 4.37%.

The April Warrants were classified as a derivative financial liability measured at fair value through profit or loss. After initial recognition, at each cut off, the April Warrants will be measured in accordance with their fair value and all changes in fair value will be recognised through profit or loss. As of April 11, 2024, the April Warrants' fair value amounted to $1,090.

As of April 11, 2024, the fair value of the April Warrants was calculated using the Black-Scholes model with expected volatility of 73.43% and the risk-free interest rate used is 4.61%.

As of December 31, 2024, Alpha exercised all the April Warrants into Ordinary Shares of the Company.

F. On July 10, 2024, the Company entered into a Letter of Intent ("LOI") with PMB Partners, LP ("PMB") as part of the Company's efforts to restructure existing indebtedness while preserving liquidity. Under the LOI, the parties agreed to exchange a US$1,000 thousand senior secured note, originally due on May 31, 2024, for (i) a US$800 thousand convertible promissory note (the "$800 Convertible Note") and (ii) a US$500 thousand non-convertible promissory note (the "$500 Non-Convertible Promissory Note" and, together with the $800 Convertible Note, the "Senior Promissory Notes"). The LOI contemplated the negotiation and execution of definitive agreements reflecting these terms. Further details of the transaction are disclosed in Note 1 and Note 17.

On September 4, 2024, the parties executed the definitive agreements, consisting of a Subscription Agreement, Notes Exchange Agreement, Share Exchange Agreement, the $800 Convertible Note and the $500 Non-Convertible Promissory Note. The Senior Promissory Notes bear interest at 15% per annum.

Under the terms of the $800 Convertible Note, PMB has the right to convert the outstanding principal and accrued interest into 2,673 ordinary shares of the Company.

The $800 Convertible Note was initially recognised at fair value. The conversion feature meets the fixed-for-fixed criterion under IAS 32 and is therefore classified as an equity component and is not subsequently remeasured. The liability component is subsequently measured at amortised cost using the effective interest method.

The $500 Non-Convertible Promissory Note was initially recognised at fair value and is subsequently measured at amortised cost using the effective interest method.

As of 31 December 2024, the aggregate carrying amount of the $800 Convertible Note and the $500 Non-Convertible Promissory Note was US$1,360 thousand.

The contractual maturity date of both Senior Promissory Notes was 31 December 2024 and, accordingly, the instruments were classified as current liabilities as of that date. Subsequent to year end, and as disclosed in Note 28, the Company and PMB entered into amendments to the Senior Promissory Notes extending the maturity dates to 30 November 2025, increasing the interest rate to 18% per annum and capitalising accrued interest into principal.

Management reviewed the contractual position as of 31 December 2024 and concluded that the year-end classification reflects the contractual maturity terms existing at that date. The subsequent amendments were not contractually effective

as of 31 December 2024 and have therefore been disclosed as subsequent events rather than reflected in the year-end classification of the liabilities.

G. On July 19, 2024, the Company entered into Securities Purchase Agreement issued and sold to Alpha, a promissory note (the "Alpha July Note") and warrants (the "July Warrants"), for gross proceeds of $747.5, before deducting fees and other offering expenses payable by the Company. The Alpha July Note is in the principal amount of $1,150 (the "Principal Amount") and carries an original issue discount of 35%. The maturity date of the Alpha July Note is the 12-month anniversary of the issuance date. The Alpha has the right, at any time, to convert all or any portion of the outstanding and unpaid principal amount and interest (including any costs, fees and charges) into the Company's Ordinary Shares, at a conversion price equal to the lesser of $174 or 80% of the lowest volume weighted average price of the Company's ordinary shares during the twenty trading days prior to the conversion, subject to customary adjustments as provided in the Alpha July Note including for fundamental transactions (the "Conversion option") Any such conversion is subject to customary conversion limitations set forth in the Alpha July Note so the Alpha beneficially owns less than 4.99% of the Company's Ordinary Shares. Any principal amount on the Alpha July Note which is not paid when due shall bear interest at the rate of the lesser of (i) 24.5% per annum and (ii) the maximum amount permitted by law during the Event of Default. Upon the occurrence of any Event of Default, the principal amount then outstanding plus accrued interest (including any costs, fees and charges) increases to 120% of such amount through the date of full repayment, as well as all costs of collection.

According to the purchase agreement, the Company issued to the Alpha the July Warrants, to purchase up to 7,317 Ordinary Shares, with an exercise price of $178 per share, subject to customary adjustments and certain price-based anti-dilution protections, and may be exercised at any time for 5.5 years from issuance. The July Warrants also may be exercised pursuant to a cashless or net exercise provision. The exercise of the July Warrants is subject to a beneficial ownership limitation of 4.99% of the number of Ordinary Shares outstanding immediately after giving effect to such exercise.

The July Warrants were classified as a derivative financial liability measured at fair value through profit or loss. After initial recognition, at each cut-off, the July Warrants will be measured in accordance with its fair value and all changes in fair value will be recognised through profit or loss.

As of July 19, 2024, the July Warrants fair value amounted to $741. The July Warrants were calculated using Black-Scholes model with expected volatility of 59.6% and the risk-free interest rate used is 4.16%.

As of December 31, 2024, all of the July Warrants were converted to 7,188 ordinary shares.

The Alpha July Note is a financial liability which will be measured in accordance with the amortized cost method and its conversion option is a derivative financial liability measured at fair value through profit or loss.

As of July 19, 2024, the Alpha July Note amounted to $0 and the Conversion Option fair value amounted to $753.

As of July 19, 2024, the fair value of the conversion option was calculated by estimating the Alpha July Note using Monte Carlo model with expected volatility of 61.67% and the risk-free interest rate used is 4.85%.

As of December 31, 2024, the Alpha July Note amounted to $520, and the Conversion Option fair value amounted to $527. As of December 31, 2024, the fair value of the Conversion Option was calculated by estimating the Alpha July Note using the Monte Carlo model with expected volatility of 58.7% and the risk-free interest rate used is 4.28%.

H. On August 30, 2024, the Company entered into a Securities Purchase Agreement with 1800 Diagonal Lending LLC ("1800 Diagonal"), to issue and sell a promissory note, for gross proceeds to the Company of $194.5, before deducting fees and other offering expenses payable by the Company ("the 1800 Diagonal Promissory Note"). The 1800 Diagonal Promissory Note is in the principal amount of $223.7, which includes an original issue discount of $29.2. A one-time interest charge of 10%, or $22.4 was applied to the principal. The maturity date of the 1800 Diagonal Promissory Note is June 30, 2025. The accrued, unpaid interest and outstanding principal, subject to adjustment, shall be paid in five payments as follows: (1) on February 28, 2025, $123; (2) on March 30, 2025, $30.7; (3) on April 30, 2025, $30.7; (4) on May 30, 2025, $30.7 and (5) on June 30, 2025, $30.7. Through February 26, 2025, the Company may prepay the 1800 Diagonal Promissory Note in full at a 2% discount The 1800 Diagonal Promissory Note contains customary Events of Default for transactions similar to the transactions contemplated by the Purchase Agreement and the Note. In the event of an Event of Default, (i) the 1800 Diagonal Promissory Note shall become immediately due and payable, (ii) the principal and interest balance of the note shall be increased by 150% and (ii) the 1800 Diagonal Promissory Note may be converted into Ordinary Shares of the Company at the sole discretion of the 1800 Diagonal.

The conversion price shall equal the lowest closing bid price of the Ordinary Shares during the prior ten trading day period multiplied by 75% (representing a 25% discount). Any such conversion is subject to customary conversion limitations set forth in the 1800 Diagonal Promissory Note so the 1800 Diagonal beneficially owns less than 4.99% of the Company's Ordinary Shares. The 1800 Diagonal shall be entitled to deduct $1.5 from the conversion amount in each Notice of Conversion to cover Holder's deposit fees associated with each Notice of Conversion.

The Purchase Agreement contains customary representations and warranties made by each of the Company and the 1800 Diagonal. The Company is subject to customary indemnification terms in favor of the 1800 Diagonal and its affiliates and certain other parties. The Company paid a placement agent approximately $18 in cash fees in relation to the transactions contemplated by the Purchase Agreement.

The 1800 Diagonal Promissory Note was accounted as financial liability in accordance with the amortized cost method using the effective interest rate of 674%.
As of December 31, 2024, the 1800 Diagonal Promissory Note amounted to $147.

The convertible feature was accounted as derivative financial liability and measured at fair value through profit and loss. Management utilized a third-party appraiser to assist them in valuing the convertible feature fair value using the monte Carlo simulation with expected volatility of 43% and the risk-free interest rate used is 4.89%.
According to the agreement, the loan conversion will only occur in the event of default. For the purpose of estimating the convertible feature the third-party appraiser has assumed, based on Moody's rate methodology, the is a 43.6% probability that a default event will occur. Therefore, the value of the Convertible feature is only 43.6% of the Convertible feature valuation.

As of December 31, 2024, the fair value of the convertible feature is $121.

At 31 December 2024, the principal and accrued interest under the 1800 Diagonal Promissory Note remained outstanding and the note was classified as a current liability. Subsequent to year end, the August 2024 1800 Diagonal Promissory Note was fully repaid in cash during 2025 for an aggregate amount of approximately $246, comprising the original principal amount of $223.7 and interest of $22.4. This repayment relates solely to the August 2024 promissory note and is separate from the new promissory note entered into with 1800 Diagonal Lending LLC in March 2025, which is disclosed separately in Note 28.

NOTE 9 - BRIDGE LOANS LIABILITIES:

A. Between August 2022 to January 2023, Security Matters PTY Ltd. entered into bridge loan agreements (the "Bridge Loans") with eleven lenders, which lent Security Matters PTY Ltd. an aggregate amount of $3,860.

Part of the lender received also bonus warrants and redeemable warrants as described above.

The Bridge Loans have a maturity date of up to two years and bear an interest rate of 10% per annum.

The loan components were accounted in accordance with the amortized cost method.

As of December 31, 2024 and December 31, 2023, the principal and the accumulated interest of the bridge loans were amounted to $728 and $1,739, respectively.

As part of the Bridge Loans agreements, some of the lenders were granted two types of warrants:

(i) Bonus Warrants - 0.32 warrants to purchase ordinary shares of the Company at an exercise price of $541 per share and a first priority security interest in the shares of Security Matters PTY's interest in TrueGold Consortium Pty Ltd.

(ii) Redeemable Warrants Type 1 – 0.13 warrants to purchase ordinary shares of SMX PLC at a purchase price of $541 per share. The Redeemable Warrants Type 1 term is five years commencing upon the BCA.

- 50.00% of the Redeemable Warrants Type 1 shall be redeemable on a non-cumulative basis at the option of the holder, during the 30 days following the Business Combination for $235.125 per warrant.
- 25.00% of the Redeemable Warrants Type 1 shall be redeemable on a non-cumulative basis at the option of the holder for the 30 days following the third anniversary of the Business Combination for $235.125 per warrant.

- 25.00% of the Redeemable Warrants Type 1 shall be redeemable on a non-cumulative basis at the option of the holder for the 30 days following the fourth anniversary of the Business Combination for $235.125 per warrant .

Management utilised a third-party appraiser to assist them in valuing the Redeemable Warrants Type 1. The fair value of the Redeemable Warrants Type 1 was calculated using the Monte-Carlo simulation model.

As of December 31, 2024 and December 31, 2023, the fair value of the Redeemable Warrants Type 1 was $34 and $72, respectively.

(iii) Redeemable Warrants Type 2 – 0.53 warrants to purchase ordinary shares of SMX PLC at a purchase price of $541 per share. The Redeemable Warrants Type 2 term is five years commencing upon the SPAC transaction (see also Note 1B).

- 50.00% of the Redeemable Warrants Type 2 shall be redeemable on a non-cumulative basis at the option of the holder, during the 30 days following the first anniversary of the Business Combination for $235.125 per warrant.
- 50.00% of the Redeemable Warrants Type 2 shall be redeemable on a non-cumulative basis at the option of the holder, during the 30 days following the second anniversary of the Business Combination for $235.125 per warrant.

Management utilised a third-party appraiser to assist them in valuing the Redeemable Warrants Type 2. The fair value of the Redeemable Warrants Type 2 was calculated using Monte-Carlo simulation model.

As of December 31, 2024 and December 31, 2023, the fair value of the Redeemable Warrants Type 2 was $140 and $421, respectively.

Each investor has the option to decide that the Company will satisfy any or each redemption through the issuance of ordinary shares of the Company based upon a 20% discount to the 20-trading day VWAP preceding each such anniversary.

The main assumptions used in the three valuation models as of December 31, 2024 described above were:

(1) risk free rate 4.27%; (2) volatility of assets 53.94%; and (3) expected term of the warrants 3.18 years.

All warrants were classified as a derivative financial liability and are re-measured each reporting date, with changes in fair value recognised in finance expense (income), net.
The main assumptions used in the three valuation models as of December 31, 2023 described above were:

(1) risk free rate 3.91%; (2) volatility of assets 73.74%; and (3) expected term of the warrants 4.18 years.
All warrants were classified as a derivative financial liability and are re-measured each reporting date, with changes in fair value recognised in finance expense (income), net.

Conversions during the reporting period:

1. In March 2023, the Company signed an addendum to the Bridge Loans agreements which convert principal amount of $1,350 and redeemable warrants at the amount of $1,000 into 408 ordinary shares.
2. On December 31, 2023, the Company signed an addendum to the Bridge Loans agreements which convert principal amount of $750 and redeemable warrants at the amount of $1,450 into 1,886 ordinary shares. According to the addendum the company has issued to the lenders an aggregate of fully paid 1,886 warrants to purchase up to an aggregate of 1,886 ordinary shares at an exercise price of $2,501 per share. The Warrants were exercisable immediately upon issuance and will expire three years following their issuance.

The warrants include a cashless exercise mechanism, according to the terms specified in the addendum and it's according to the lender election (the "Cashless Warrants").

Therefore, the Company accounted the Cashless Warrants as financial liability instruments that measured at fair value and recognised financial expenses or income through profit and loss.

As of December 31, 2023, the Cashless Warrants fair value was $1,023.

The Company valued each Cashless Warrants at $0.25 per warrant by using the Black-Scholes option-pricing model. The key inputs that were used in the Cashless Warrants fair value as of December 31, 2023 were:

- risk-free interest rate 4.13%
- expected volatility 70.39%
- expected dividend yield of 0%
- expected term of warrants – 3 years

3. During the twelve-month period ended December 31, 2024 all the Cashless Warrants were fully exercised in cashless and converted into 472 ordinary shares. In addition, the company issued another 290 ordinary shares according to an amendment to the agreement with those investors.

4. On June 27, 2024, the Company converted $119 debt to 11,699 ordinary shares and issued 900 warrants at an exercise price of $0.165 per warrant.

5. On September 4, 2024, the Company converted $1,300 debt and accumulated interest into Senior Promissory Note (see note 8.H).

NOTE 10 – ALPHA SPA

On April 19, 2024, the Company entered into a Stock Purchase Agreement ("SPA") with Alpha, committing Alpha to purchase up to $30 million of the Company's ordinary shares, subject to the SPA's terms. The Company may direct Alpha to purchase ordinary shares at its discretion after a three-month period, with a minimum purchase ("Put") of $20 and a maximum of $833 in any 30-day period, subject to certain pricing conditions based on market price. The Company has the right to terminate the SPA at no cost or penalty upon five trading days' prior written notice to Alpha, provided that there are no outstanding Put notices for which ordinary shares need to be issued and the Company has paid all amounts owed to Alpha pursuant to the SPA and any indebtedness the Company otherwise owes to Alpha or its affiliates. As of December 31, 2024, and as of the date of the authorization of these consolidated financial statements no withdrawal was carried out from this credit line. On May 9, 2025, after the balance sheet date, the Company terminated the SPA.

NOTE 11 – WARRANTS – DERIVATIVE FINANCIAL LIABILITY

On September 11, 2024, the Company entered into a private placement transaction (the "Private Placement"), pursuant to a Securities Purchase Agreement and a Registration Rights Agreement with certain institutional investors (the "Purchasers"), which, under certain circumstances, could result in aggregate gross proceeds of up to US$5.350 million, before deducting placement agent fees and other transaction costs incurred in connection with the Private Placement.
Twenty percent of the gross proceeds, or US$1,072 thousand, was held in escrow and was repayable to the Purchasers upon the occurrence of certain conditions specified in the Series A Common Warrants issued as part of the Private Placement. The Company did not satisfy certain of those conditions and, accordingly, did not receive the escrowed amount. As a result, adjustments were made to the warrant instruments as described below.
As such, the Company received gross proceeds of $4,278 excluding transaction costs. Aegis Capital Corp. ("Aegis"), acted as the lead placement agent and ClearThink Securities acted as a co-placement agent for the Private Placement.

The offering consisted of the sale of 187,719 Common Units, each consisting of one Ordinary Share or Pre-Funded Warrant, two Series A Common Warrants each to purchase one Ordinary Share per warrant at an exercise price of $28.5, subject to adjustment, and one Series B Common Warrants to purchase such number of Ordinary Shares as determined in the Series B Warrant. The public offering price per Common Unit was $28.5 (or $28.49 for each Pre-Funded Unit, which is equal to the public offering price per Common Unit to be sold in the offering minus an exercise price of $0.00285 per Pre-Funded Warrant).

The Pre-Funded Warrants were immediately exercisable and may be exercised at any time until exercised in full. For each Pre-Funded Unit sold in the offering, the number of Common Units in the offering will be decreased on a one-for-one basis. During the offering the company issued 55,789 ordinary shares and 131,930 Pre-Funded Warrants.

The initial exercise price of each Series A Common Warrant is $1.00 per Ordinary Share. The Series A Common Warrants are exercisable immediately subject to registration and expire by March 12, 2030. Post-adjustment, the number of securities issuable under the Series A Common Warrants in the aggregate is 766,201. The post-adjustment exercise price of each Series A Common Warrant is $13.9.

The initial exercise price of each Series B Common Warrant is $0.00285 per Ordinary Share. The number of Ordinary Shares issuable under the Series B Warrant, if any, is subject to adjustment to be determined pursuant to the trading price of the Ordinary Shares following the effectiveness of a resale registration statement that the Company has undertaken to

file on behalf the Purchasers. Post-adjustment, the number of securities issuable under the Series B Common Warrant is 195,381. As of the date of the financial statements all the Series B Common Warrants have been exercised into ordinary shares.

The Pre-Funded Warrants, Series B Common Warrants and Series A Common Warrant all meets the definition of a derivative financial liability and measured at fair value through profit and loss on initial recognition and subsequent.

As of October 28, 2024, the fair value of the Pre-Funded Warrants was $1,809 regarding the share price as of October 28, 2024, that represent the Pre-Funded Warrants fair value.

As of December 31, 2024, all the Pre-Funded warrants were converted into ordinary shares.

As of October 28, 2024, the fair value of the Series B Common Warrant was $2,680 regarding the share price as of October 28, 2024, that represents the Series B Common Warrant fair value.

As of December 31, 2024, all the Series B Common Warrant were converted into ordinary shares

As of October 28, 2024, the fair value of the Series A Common Warrants was US$5,845 thousand. The Series A Common Warrants are classified as derivative financial liabilities measured at fair value through profit or loss. Accordingly, they are initially recognised at fair value and subsequently remeasured to fair value at each reporting date, with all resulting gains and losses recognised in finance income or finance expense in profit or loss.

Management utilised a third-party appraiser to assist them in valuing the Series A Common Warrant by using the Black-Scholes model. The key inputs that were used to estimate the fair value as of October 28, 2024, were:

- risk-free interest rate 4.11%
- expected volatility 59.1%
- expected dividend yield of 0%
- expected term of warrants – 5.4 years

As of December 31, 2024, a total of 277,439 Series A Common Warrants have been exercised.

The outstanding Aegis 488,762 Series A Common Warrants were initially recognised at a fair value of **$4,921** using the Black-Scholes option pricing model.
As of 31 December 2024, the total warrant liability recognised in the statement of financial position was **$1,384**, comprising:

Component	Amount
Aegis Series A Common Warrants	1,322
Provision for 3% warrant commission	59
Tradable warrants	3
Total warrant liability	**1,384**

Accordingly, the **$1,322** balance represents only the carrying amount of the Aegis Series A Common Warrants at 31 December 2024 and forms part of the total warrant liability of **$1,384** presented in the statement of financial position.
The **$4,921** amount represents the original fair value assigned to the Aegis Series A Common Warrants on initial recognition and does not represent the closing carrying amount at 31 December 2024.

The key inputs that were used to estimate the fair value as of December 31, 2024, were:

- risk-free interest rate 4.38%
- expected volatility 58.9%
- expected dividend yield of 0%
- expected term of warrants – 5.2 years

The Company also entered into a Placement Agent Agreement with Aegis as the lead placement agent, The Company agreed to pay Aegis a cash placement fee equal to 10.0% of the gross cash proceeds received in the Private Placement, a 3% commission of the proceeds from any cash exercise of the Warrants, and to pay ClearThink Securities a cash placement fee equal to 2.0% of the gross cash proceeds received in the Private Placement.

The transaction cost amounted to $1,113 and allocated to the financial instruments issued that measured at fair value through profit and loss and recorded as expenses incurred.

The placement agent fee includes liable to pay 3% of the proceeds from the cash exercise of Series A Common Warrants ("the 3% Provision"). The 3% Provision accounted for financial liability at fair value through profit and loss on initial recognition and subsequent.

Management utilised a third-party appraiser to assist them in valuing the 3% Provision by using the Black-Scholes model. The key inputs that were used to estimate the fair value as of
October 28, 2024, were:

- risk-free interest rate 4.11%
- expected volatility 59.1%
- expected dividend yield of 0%
- expected term of warrants – 5.4 years

As of October 28, 2024, the fair value of the 3% Provision was $76.

The key inputs that were used to estimate the fair value as of December 31, 2024, were:

- risk-free interest rate 4.38%
- expected volatility 58.9%
- expected dividend yield of 0%
- expected term of warrants – 5.2 years

As of December 31, 2024, the fair value of the 3% provision was $59.

NOTE 12 - SHORT TERM LOAN

On December 28, 2024, the Company entered into a Loan Agreement, dated as of December 27, 2024 (the "Abri Loan Agreement"), with Arbi Advisors Ltd. ("Abri"), pursuant to which the Company borrowed $1,000 from Abri. Pursuant to the Abri Loan Agreement, the Company agrees to pay to Abri at the June 30, 2025, maturity date, $1,400, which represents an original issue discount of 28.577%, plus interest on such amount at an absolute rate of 15%. Accordingly, the total contractual undiscounted amount payable at maturity was $1,500, comprising $1,400 of contractual principal and premium and $1,000 of contractual interest.

During the period when any amounts under the Abri Loan Agreement are outstanding and remain due and payable, the Company shall not issue any other form of debt instrument ranking senior or pari passu to or with the obligations under the Abri Loan Agreement, whether in terms of payment or collateral, without the express prior written consent of Abri. Additionally, during the period when any amounts under the Abri Loan Agreement are outstanding and remain due and payable, if the Company undertakes, completes, agrees to complete, commits to complete, or otherwise sells any equity, or other securities fungible in any way into equity, warrants, options, preferred shares, convertible preferred shares, or any other form of equity-related instrument of the Company (a "Financing"), then the Company shall repay twenty five percent (25.0%) of the then Loan Balance within three business days from the closing date of the Financing (a "Financing Repayment"). A Financing Repayment shall not reduce or otherwise diminish the amount due under the Abri Loan Agreement at the maturity of the loan, irrespective of the date of the Financing Repayment.

The Abri Loan Agreement contains customary Events of Default for transactions similar to the transactions contemplated by the Abri Loan Agreement. In the event of an Event of Default, subject to a three-day cure period, the loan balance due plus any Refinancing Repayment that may be due, then multiplied by 150%, shall become immediately due and payable by the Company to Abri (the "Default Payment Amount"). The Default Payment Amount shall compound interest at a monthly rate of 5.0% from the date it becomes due and payable up and until the date of payment. The Abri Loan Agreement contains representations and warranties made by each of the Company and Abri. As of 31 December 2024, the loan amount is $1,000.

NOTE 13 - PRE-PAID ADVANCE:

In February 2023 the Company entered in into a Standby Equity Purchase Agreement ("SEPA") to raise up to $25,000 in consideration of the issuance of ordinary shares over the course of 36 months with YA II PN, Ltd. (Yorkville"). According to the SEPA, the Company may issue Yorkville the ordinary shares at a purchase price as one of two options (i) equal to 96% of the weighted average price ("VWAP") of the common stock during the applicable pricing period (ii) equal to 97% of the lowest VWAP of the common stock during a pricing period of 3 consecutive trading days commencing on the relevant period. Yorkville advanced to the Company an aggregate principal amount of $3,500 (the "Pre-Paid Advance"). The Pre-Paid Advance was disbursed in two separate installments evidenced as convertible loans, the first for $1,500 at the closing of the Business Combination, and the second, as subsequently amended, for $2,000 upon the effectiveness of the Initial Yorkville Registration Statement. The purchase price for the Pre-Paid Advance is 92.0% of the Pre-Paid Advance. Such Pre-Paid Advances will be offset upon the issuance of ordinary shares to Yorkville at a price per share equal to the lower of (a) 100% of the daily VWAP of the ordinary shares on The Nasdaq Stock Market as of the trading day immediately prior to the date of the disbursement of the Pre-Paid Advance (the "Fixed Price") (in the case of the first Pre-Paid Advance, $3.65), or (b) 93.0% of the lowest daily VWAP of the Ordinary Shares on Nasdaq during the seven trading days immediately prior to each purchase (the "Variable Price" and the lower of the Fixed Price and the Variable Price shall be referred to as the "Purchase Price"); however, in no event shall the Purchase Price be less than $1.10 (the "Floor Price").

On July 27, 2023, the Company amended the promissory note evidencing the remaining Pre-Paid Advance to decrease the Floor Price to $1.10 (as adjusted for reverse stock split which occurred on August 21, 2023), after the Company was required to repay in cash $500 of principal amount as a result of the Company's share price being below the original Floor Price. The Company made additional changes to the Yorkville agreement which effectively eliminates the floor price. The maturity date will be 12-months after the initial closing of each Pre-Paid Advance.

In February 2024, the Company entered into a Letter Agreement with Yorkville dated February 1, 2024 (the "Letter Agreement"), which amends the SEPA. Pursuant to the Letter Agreement, the Company agreed to make payments to Yorkville, which include proceeds of Advances under the SEPA, to repay the amounts outstanding under the Pre-Paid Advance plus payment premium. The Company agreed to pay a fee to Yorkville equal to $200. The company paid in cash $423 to Yorkville and issued 1,251 Ordinary Shares. The Yorkville SEPA was terminated on April 19, 2024. Additionally, the Company agreed to issue a 5-year warrant to purchase 117 Ordinary Shares at an exercise price of $4.7025 per share to Yorkville. These warrants meet the fixed-for-fixed criterion of IAS 32, resulting in being classified as equity. On June 21, 2024, Yorkville exercised the warrants into 117 ordinary shares at an exercise price of $4.7025 per warrant.

NOTE 14 - LEASES:

The Company has lease contracts for office facilities (including a lab) and motor vehicles used in its operations. Leases of office and lab facilities generally have lease terms of 12 years, motor vehicles generally have lease terms of 3 years. Lease terms are negotiated on an individual basis and contain a range of different terms and conditions. The Company assesses at commencement whether a contract contains a lease and recognises a right-of-use asset and corresponding lease liability, except for leases that qualify for the short-term lease exemption and leases of low-value assets.

Expenses relating to short-term leases and leases of low-value assets that are not recognised as right-of-use assets were not material during the years ended December 31, 2024, and 2023.

The Company did not have any material short-term leases, leases of low-value assets or leases containing variable lease payments that were excluded from the measurement of lease liabilities during the years ended December 31, 2024, and 2023. Accordingly, no material expense was recognised in respect of such arrangements.
The Company did not enter into any material sale and leaseback transactions during the years ended December 31, 2024, and 2023 and had no material commitments relating to leases that have not yet commenced as of the reporting dates.

Set out below are the carrying amounts of right-of-use assets recognised and the movements during the period:

	Office and lab facilities	Motor vehicles	Total
	US$ in thousands		
As of January 1, 2023,	414	-	414
Additions	-	26	26
Foreign currency translation	(6)	-	(6)
Depreciation expense	(42)	(3)	(45)
As of December 31, 2023	366	23	389
Foreign currency translation	(1)	-	(1)
Depreciation expense	(37)	(3)	(40)
As of December 31, 2024	328	20	348

Information on leases:

	Year ended December 31,	
	2024	2023
	US$ in thousands	
Interest expense on lease liabilities	29	32
Total cash outflow for leases	79	45

For an analysis of maturity dates of lease liabilities, see Note 26 on liquidity risk.

NOTE 15 - OTHER PAYABLES:

Consolidated:

	December 31, 2024	December 31, 2023
	US$ in thousands	
Excise Tax	1,569	1,569
Accrued expenses	1,596	31
Employees, salaries and related liabilities	1,008	726
Liabilities for grants received (see also note 24)	177	153
Related party	-	4
Total	**4,350**	**2,483**

Parent Company

	December 31, 2024	December 31, 2023
	US$ in thousands	
Excise Tax	1,569	1,569
Accrued expenses	547	-
Total	**2,116**	**1,569**

NOTE 16 - BORROWINGS FROM RELATED PARTIES:

A. In 2015, the Company signed an agreement to receive a loan of Israeli New Shekels (ILS) 2 million from certain shareholders. The principal amount was equivalent to approximately $513 thousand at the date of recognition. These loan bears interest at an annual rate of 4%.

	2024	2023
	US$ in thousands	
Balance at January 1,	-	**710**
Payment of borrowings	-	(657)
Exchange rate differences	-	(53)
Balance at December 31,	-	-

In consideration of providing funding as a seed capitalist, the Company agreed to provide, as additional consideration, a bonus payments (the "Bonus Payments") on the occurrence of an exit or major liquidity event. In any way, the Bonus Payments are capped at ILS 3 million (approximately 965) per each of the two lenders.

The Bonus Payments are intended to operate in one of the two trigger events:

(i) dividend distributions paid by the Company; or

(ii) the sale of shares by a lender in Security Matters Ltd. (either in the event of a takeover or otherwise)

Only if the aggregate amounts of one of the two trigger events exceeds the investment of the lenders in the Company (in a way of loan or shares), then the lender would be entitled the Bonus Payments based on a formula set forth in the agreement.

The amount of the Bonus Payments is the amount that exceeds the aggregate sum invested in the Company (in a way of loan or shares) by the lender divided by several factors according to the formula as set forth in the agreement.

There is no time limit to pay the Bonus Payments. Once the Company has paid each Bonus Payment in its entirety (i.e., the cap of ILS 3 million has been paid to each Lender), then the Company has fulfilled its obligations. When the Bonus Payments are not expected to be made, the resulting cash flows will not affect profit and loss until the point in which the Company estimates that the liquidity events will take place. As of December 31, 2021, the Company estimated that is more likely than not that the shareholders will sell their shares in 2022 which will entitle them to the Bonus Payments. The amount of the Bonus Payment is subject to assumptions that were made with the assistance of external appraisal. As a result, the increase in the carrying amount of the liability was charged as expense of $87 to profit and loss in 2021.

In August 2022 the loan from related party has been fully repaid and the Company signed an addendum to the loan agreement that reduces the total amount of the Bonus Payments to ILS 2.5 million (approximately $710), to be paid upon the completion of the business combination. As of December 31, 2022, the liability was $710.

On September 19, 2023, the Company amended its loan agreements dated September 7, 2015, by and between the Company, its shareholders and Kamea Fund (the "Kamea Loan Agreements"). Pursuant to the amendment to the Kamea Loan Agreements, Kamea agreed to convert $657 of indebtedness under the Kamea Loan Agreements (the "Indebtedness Amount") into 487,281 ordinary shares (post Reverse Stock Split) of the Company, as payment in full for the Indebtedness Amount; provided however, that in the event the proceeds received from Kamea with respect to any sales of such shares are not at least equal to the Indebtedness Amount, the Company will remain liable to Kamea for the balance of the Indebtedness Amount. In accordance with management estimation the fair value of this Indebtedness is $21.

NOTE 17 - SHAREHOLDERS' EQUITY

A. Share capital:

	Number of shares			
	December 31, 2024		December 31, 2023	
	Authorized	Issued and outstanding	Authorized	Issued and outstanding
Ordinary shares USD $4.7025 par value	17,012,227	1,163,365	17,012,228	4,765
Preferred shares USD 0.0001 par value	200,000,000,000	-	200,000,000,000	-
Deferred shares Euro 1 par value	25,000	25,000	25,000	25,000

Ordinary shares

Ordinary shares entitle the holder to participate in dividends and the proceeds on the winding up of the Company in proportion to the number of and amounts paid on the shares held. The fully paid ordinary shares have a nominal value per share of $4.7025.

Preferred shares

Preferred shares with such designation, rights and preferences as may be determined from time to time by the Company's Board of Directors.

Deferred shares

Deferred Ordinary Shares are non-voting shares and do not convey upon the holder the right to be paid a dividend or to receive notice of or to attend, vote or speak at a general meeting. The Deferred Shares confer the right on a return of capital, on winding-up or otherwise, only to the repayment of the nominal value paid up on the Deferred Shares after repayment of the nominal value of the Ordinary Shares.

Shares issued and outstanding - summary:

Ordinary shares USD $4.7025 par value	Year ended December 31,	
	2024	2023
Outstanding at beginning of the year	4,765	*
*Ordinary shares issued on conversion of convertible notes (see section B)	1,143,227	4,673
Ordinary shares issued on vesting or settlement of RSUs (See section C)	15,373	92
Outstanding at the end of year	**1,163,365**	**4,765**

- *Company inception.

B. Changes in Share capital

1. On March 7, 2023 (the "Closing Date"), the Company consummated the Business Combination as described in Note 1B. Beginning on the day immediately prior to the Closing Date and ending on the day immediately after the Closing Date, the following transactions occurred:

   a) The AUD 828,240 of the 2022 Convertible Notes have been cancelled in consideration for the issuance of 1,000,000 ordinary shares in Security Matters PTY Ltd.

   b) Security Matters PTY Ltd. performed acceleration of vesting for all unvested warrants and options, the expense for the acceleration amounted to $186.

c) 32,211,716 warrants and options have been exercised on a cashless basis to 24,568,773 shares in Security Matters PTY Ltd.

d) 848,784 (post reverse stock split) ordinary shares of the Company have been issued to Security Matters PTY Ltd.'s shareholders in return for their 193,500,379 ordinary shares in Security Matters PTY Ltd. that were cancelled. Security Matters PTY Ltd.'s shareholders received as consideration 1 ordinary share of the Company per 10.3624 Security Matters PTY Ltd.'s ordinary shares.

e) The Company issued 160,227 ordinary shares, 2,200,000 private warrants and 6,250,000 public warrants to Lionheart's stockholders, in exchange for their existing Lionheart shares and warrants. The warrants exercise price is $11.5 per share, expiring in March 2028. The warrants are considered to be a derivative financial

f) liability and measured at fair value, which is the market price as of the end of the period, amounted to $0.0204 per warrant.

g) The Company issued 303,053 ordinary shares for an aggregate of $3,110 net proceeds.

h) The Company issued 872,418 ordinary shares for the conversion of bridge loan at principal amount of $1,350 and 200,000 redeemable warrants ($5 per warrant, 5 years, exercise price of $11.5 per share).

2. During 2023, the Company issued 579 ordinary shares (2 shares as commitment fees) to Yorkville for an aggregate of $1,979 net proceeds (see also note 13).

3. On June 22, 2023, the Company entered into an underwriting agreement (the "Underwriting Agreement") with EF Hutton, LLC (the "Underwriter") relating to the public offering of (i) 284 ordinary shares of the Company, at a subscription price per share of $11,286 (the "Firm Shares"), (ii) 284 warrants in the form of Warrant A to subscribe for 284 ordinary shares, at an exercise price of $513 per share ("Warrant As"), and (iii) 284 warrants in the form of Warrant B to subscribe for 284 ordinary shares, at an exercise price of $11,286 per share ("Warrant Bs" and together with Warrant A, the "Firm Warrants" and, collectively with the Firm Shares, the "Firm Securities").

The Company also granted the Underwriter a 45-day option to subscribe for, in the aggregate, (a) up to 43 additional ordinary shares (15% of the Firm Shares) at a subscription price per share of $11,286 (100% of the public offering price allocated to each Firm Share) (the "Option Shares" and together with the Firm Shares, the "Shares") or Pre-Funded Warrants to subscribe for up to 43 ordinary shares at a price per share of $11,286 (100% of the public offering price allocated to each Firm Share less $11,281) and the remaining non pre-funded exercise price of each pre-funded warrant will be $11,281 per share, and/or (b) 43 warrants in the form of Warrant As to subscribe for an aggregate of 43 ordinary shares (15% of the Firm Warrants) at an exercise price of $11,286 per warrant (100% of the public offering price allocated to each set of warrants in the form of Warrant As), and/or (c) 43 warrants in the form of Warrant Bs to purchase an aggregate of 43 ordinary shares (15% of the Firm Warrants) at a purchase price of $11,286 per warrant (100% of the public offering price allocated to each set of warrants in the form of Warrant Bs) (the "Option Warrants" and together with the Firm Warrants and Pre-Funded Warrants, if any, the "Warrants"), which may be subscribed for in any combination of Option Shares and/or the Option Warrants. The Option Shares and the Option Warrants are referred to as the "Option Securities".

The offering closed on June 27, 2023. The Company delivered the Firm Shares (or Firm Share equivalents in the form of Pre-Funded Warrants), the Firm Warrants and the Option Warrants to the Underwriter on the same day.
The Warrant A terms specify that the warrants may be exercised at any time on or before June 27, 2028. On or after the earlier of (i) the thirty day anniversary of the date of the Underwriting Agreement and (ii) the date on which the aggregate composite trading volume of the Company's ordinary shares as reported by Bloomberg LP beginning on the date of the Underwriting Agreement exceeds 319 ordinary shares, a holder of Warrant As warrants may also provide notice and elect a cashless exercise.

Warrants A and B expire in June 2028.

Warrant As were accounted as a derivative financial liability. As of December 31, 2024, all Warrant As warrants were exercised cashless into ordinary shares.

Warrant Bs were accounted as a derivative financial liability and valued at $129 per warrant by using the Black-Scholes option-pricing model, with expected volatility of 70.39% and the risk-free interest rate used is 4.13%.

The net proceeds to the Company upon the closing of this offering were approximately $2,580. The capital raise fee amounted to $660. The Company also granted Underwriter 312 warrants at an exercise price of $564 per share, which expires after 5 years. The Underwriter's warrants were valued at $123 per option by using the Black & Scholes option-pricing, with expected volatility of 70.39% and the risk-free interest rate used is 4.13%.

During December 2023, the company entered into inducement offer letter agreement with the holders regarding the Warrant Bs reset. Pursuant to the inducement letter, the holders agreed to exercise for cash the outstanding.

Warrant Bs an aggregate of 284 shares of the Company's Ordinary Shares at an exercise price of $2,458 per share. According to the inducement offer letter agreement the Company issued two types of new warrants:

(i) up to 319 warrants to purchase up to 319 shares of the Company's Ordinary Shares at an exercise price of $4.7025 per share.

(ii) up to 106 warrants to purchase up to 106 shares of the Company's Ordinary Shares at an exercise price of $2,458 per share.

The Company received aggregate gross proceeds, before payment of transaction fees and expenses, of $697 from the exercise of the Warrant Bs by the holders, and the carrying amount of those warrants, was classified to ordinary shares and premium together with the proceeds the Company received from the exercise price.

In accordance with IAS 32, the Company measured the difference between the fair value of the consideration the holder receives on conversion of the instrument under the revised terms and the fair value of the consideration the holder would have received under the original terms, was recognised as a loss in profit or loss.

The Company utilised Black-Scholes valuation model to calculate the fair values of the repriced warrants both before and after the repricing and recognised the incremental fair value of $209 as finance expense in the statement of comprehensive income against an increase in the carrying amount of the warrants (presented within issued capital and additional paid-in capital). In addition, fair value was also calculated for the new 425 issued new warrants at the amount of $865, which was recognised as finance expense against an increase in equity. The new Warrants type 1 and type 2 were classified as equity instruments according to IAS 32.

During January 2024, pursuant to the inducement letter of reset warrants, the holders exercised 213 of the new type 1 Warrant Bs at an exercise price of $4.7025 per warrant into ordinary shares. The company received aggregate proceeds of $1.

4. On August 8, 2023, at the Extraordinary General Meeting of Shareholders of the Company, the Company's shareholders voted in favor of consolidating every twenty-two ordinary shares in the authorised but unissued and in the authorised and issued share capital of the Company into one ordinary share (22:1).

5. On August 21, 2023, the Company's ordinary shares began trading on the Nasdaq Global Market on a post-Reverse Stock Split basis under the current symbol "SMX".

6. On September 19, 2023, the Company amended the Kamea Loan Agreements. Pursuant to the amendment to the Kamea Loan Agreements, Kamea agreed to convert $657 of indebtedness under the Kamea Loan Agreements (the "Indebtedness Amount") into 228 ordinary shares of the Company, as payment in full for the Indebtedness Amount; provided however, that in the event the proceeds received from Kamea with respect to any sales of such shares are not at least equal to the Indebtedness Amount, the Company will remain liable to Kamea for the balance of the Indebtedness Amount (see also note 16).

7. On December 31, 2023, the Company also issued 214 Ordinary Shares to a service provider as payment in full for $260 worth of legal services which previously provided to the Company.

8. On January 4, 2024, the Company issued 47 ordinary shares to a service provider in connection with certain investor relations services.

9. Pursuant to Letter Agreement with Yorkville signed on February 2, 2024, the Company issued during the first quarter of 2024, 1,251 ordinary shares for an aggregate of $527 net proceeds and in addition in June 21, 2024 the

investor exercised the 117 warrants into 117 ordinary shares at an exercise price of $4.7025 per warrant (see also note 13).

10. On February 1, 2024, the Company issued 234 ordinary shares to EF Hutton pursuant to their agreement as an underwriter.

11. On February 20, 2024, the Company completed an underwritten public offering of 5,672 Ordinary Shares and pre-funded warrants at $513 per share, generating gross proceeds of approximately $2.91 million. The offering included a provision for the issuance of pre-funded warrants, convertible on a 1-for-1 basis into Ordinary Shares at a price of $508 per share, to prevent any purchaser from exceeding 4.99% beneficial ownership. After deducting discounts, commissions, and offering expenses, net proceeds amounted to approximately $2.69 million. The Company paid the underwriter a cash fee of 2.5% of the gross proceeds, alongside $100 in expenses. The pre-funded warrants met the fix for fix criteria and were classified as equity instrument.

    As of December 31, 2024, the Company issued 1,620 ordinary shares at a subscription price per share of $513 and 4,052 ordinary shares due to Pre-Funded Warrants exercise at a price per Pre-Funded Warrant of $508.

12. Pursuant to a private placement binding term sheet dated February 28, 2024, the Company issued 100,000 warrants to the investor with an exercise price of $0.05 per share (see also note 8.D).

13. During 2024, Alpha converted $2.3 million of convertible promissory note and accrued interest into an aggregate of 670 Ordinary Shares and exercised 1,838 Warrant A (see also note 8.C).

14. On April 11, 2024 pursuant to a Securities Purchase Agreement with Alpha, the Company issued 5,532 warrants for a 5.5 years period with an exercise price of $336 per warrant. In addition, pursuant to a Warrant Amendment and Inducement Letter, Alpha exercised his outstanding "B" warrants to purchase 1,225 Ordinary Shares. The Existing Warrants were issued to Alpha as of September 6, 2023 and had a fixed exercise price of $3,501 per share. Pursuant to the Inducement Letter, Alpha agreed to exercise for cash the existing warrants in full at a reduced exercise price of $4.7025 per share.

    Alpha converted approximately $2,110 of the principal amount into 467,424 ordinary shares. As of December 31, 2024, Alpha exercised all the warrants pursuant to a cashless mechanism into 5,387 Ordinary Shares. (see also note 8.E)

15. During the twelve-month period ended December 31, 2024 all the Cashless Warrants were fully exercised in cashless and converted into 472 ordinary shares. In addition, the Company issued another 290 ordinary shares according to an amendment to the agreement with certain former debtholders. (see note 9)

16. During April 2024, a service provider exercised in a cashless transaction all its warrants and the Company issued 54 ordinary shares. In addition, the Company issued another 32 ordinary shares according to an amendment to the agreement with her.

17. On April 24, 2024, the Company issued to Alpha 1,275 Ordinary Shares as a 1.5% commitment fee under the SPA signed on April 19, 2024 (see note 10).

18. During the second quarter of 2024, the Company converted $569 of debt into 1,494 ordinary shares.

19. On June 27, 2024, the Company converted $119 debt to 410 ordinary shares and issued 32 warrants at an exercise price of $4.7025 per warrant.

20. On July 10, 2024, the Company entered into a Letter of Intent (LOI) with PMB. Under the LOI, the Company restructured $1.3 million of its debt to PMB (see note 8.H). Subsequently, the Company entered into definitive agreements reflecting the terms of the LOI. PMB exchanged its shares in TrueGold, for 1,022 Company shares. The Company also issued 1,818 shares as consideration for PMB's waivers and releases related to the debt.

21. On July 19, 2024, pursuant to a Securities Purchase Agreement, the Company issued to Alpha 7,317 warrants for a 5.5 years period with an exercise price of $178 per warrant. The warrants also may be exercised pursuant to a cashless mechanism. As of December 31, 2024, all of the warrants were exercised into 7,188 ordinary shares. (see note 8.F).

22. On September 11, 2024, pursuant to a Securities Purchase Agreement, the Company issued to investors an aggregate of 55,789 ordinary shares, 131,930 Pre-Funded Warrants and 375,439 series A common warrants. On October 28, 2024, pursuant to the terms of the transaction, the Company further issued 195,381 Series B Common Warrants and an additional 390,763 Series A Common Warrant.

    As of 31 December 2024, the investors exercised all of Pre-Funded Warrants and Series B Common Warrants, and 277,439 of the Series A Common Warrants. As of December 31, 2024, the outstanding Series A Common Warrant totalled 488,762 at an exercise price of $13.96. (see note 11).

23. On September 16, 2024, an investor converted $23 of its convertible security of the Company into 793 ordinary shares. (see note 8.E).

24. During September 2024, a service provider exercised options into 48 ordinary shares in cashless exercise.

The Company evaluated all ordinary shares, warrants and equity-linked instruments issued in connection with the Business Combination, debt conversions, capital raisings and warrant inducement transactions in accordance with IAS 32 *Financial Instruments: Presentation*.

Ordinary shares issued pursuant to the Business Combination, conversion of convertible notes, conversion of bridge loans, settlement of liabilities and capital raisings were classified as equity instruments and recognised within share capital and share premium.

The public warrants, private warrants and redeemable warrants issued in connection with the Business Combination contain contractual terms that do not satisfy the fixed-for-fixed criterion of IAS 32 and are therefore classified as derivative financial liabilities. These instruments are initially recognised at fair value and subsequently remeasured at fair value through profit or loss.

Warrant A and Warrant B instruments issued were assessed under IAS 32. Warrant B instruments meet the fixed-for-fixed criterion and are therefore classified as equity instruments. Warrant A instruments contain cashless exercise provisions and are therefore classified as derivative financial liabilities and measured at fair value through profit or loss.

Certain holders exercised Warrant Bs pursuant to an inducement arrangement. The incremental fair value arising from the repricing of the warrants was recognised immediately in profit or loss as a financing cost. The newly issued inducement warrants were recognised within equity, while the carrying amount of the exercised Warrant Bs together with the exercise proceeds was reclassified within equity.

Further information regarding derivative warrant liabilities, fair value measurements and related financial instrument disclosures is presented in Notes 8, 26 and 27

C. Share-Base Compensation:

1. In June 2018, Security Matters PTY Ltd. adopted a Share Option Plan (the "Plan") to provide an incentive to retain, in the employment or service or directorship of the Company and provide the ability to attract new employees, directors or consultants whose services are considered valuable. The persons eligible to participate in the Share Option Plan include employees, directors and consultants of Security Matters PTY Ltd. or any subsidiary. On March 7, 2023, as part of the SPAC transaction, these options were exercised on a cashless basis and then after replaced with the Company's shares.

2. On March 7, 2023, Security Matters PTY Ltd. performed acceleration of vesting for all unvested warrants and options, the expense for the acceleration amounted to $186.

   All outstanding unvested warrants and options became fully vested upon completion of the Business Combination on March 7, 2023. Prior to the modification, the awards were subject to service-based vesting conditions. The acceleration resulted in immediate recognition of the remaining unrecognized share-based payment expense of $186 thousand, which would otherwise have been recognized over the remaining vesting period. The modification did not result in any material incremental fair value being granted to holders beyond the acceleration of vesting.

3. In April 25, 2023, the Company's board of directors and its shareholders approved and adopted the SMX Public Limited Company 2022 Incentive Equity Plan, which was subsequently amended by the Company's board of directors, subject to applicable Nasdaq requirements, which reserved for grant a number of ordinary shares equal to 15% of the number of issued

and outstanding ordinary shares on a fully diluted basis immediately after the closing of the Business Combination, or 2,378 authorised ordinary shares.

The 2022 Incentive Equity Plan permits the grant of various equity-based awards, including share options, restricted share units, restricted shares, performance-based awards and other share-based incentives to employees, directors, officers and consultants of the Company. Awards granted under the plan are subject to the specific terms and conditions approved by the Board of Directors or the relevant committee, including applicable vesting, service and performance conditions.

4. During the year ended December 31, 2023, the Company granted 18 options with vesting period up to 4 years from the grant date, to employees and service providers. These options carry an exercise price of $48.5-$188. The contractual life of the options under the plan is 5 years. The fair value of the grant at grant date was $219. The related share-based expenses that were recognised in the year ended December 31, 2024, and 2023, amounted to $1 and $184 respectively.

   The options were valued using the Black-Scholes pricing model. The main parameters which were used are: (1) risk-free rate: 3.58-3.42%; (2) expected volatility: 78.35-73.01%: (3) expected term: up to 5 years; and (4) expected dividend yield: 0%.

5. During the year ended December 31, 2023, the Company granted 92 RSUs to employees, directors and service providers. The fair value at grant date of RSUs granted in the period were $2,100-$2,300. The related share-based expenses that were recognised as of December 31, 2024, and 2023 totalled $978 and $2,820, respectively.

6. On January 31, 2024, the Company granted 702 RSUs to employees, directors and service providers. The fair value at grant date was $855 per RSU. The RSUs shall vest monthly in equal installments over 18 months beginning on the anniversary of the grant date, with an acceleration clause that was effective within the year 2024. Related share-based expenses recognised for the period totalled $585.

7. On July 21, 2024, the Company granted 241 RSUs to an advisor. The fair value at grant date was $43 per RSU. The RSUs shall vest monthly in equal installment until December 20, 2024. Related share-based expenses recognised for the period totalled $43.

8. On August 29, 2024, the Company amended its 2022 Incentive Equity Plan, to increase the number of authorised Ordinary Shares under the Incentive Plan to 53,500 from 1,045. As a Foreign Private Issuer, Nasdaq Rule 5615(a)(3) allows the Company to rely on home country corporate governance practices in lieu of certain of the rules in the Nasdaq Rule 5600 Series and Rule 5250(d) and, accordingly, the Company so elected to approve the amendment without stockholder approval.

9. On August 29, 2024, the Company granted an aggregate of 14,430 fully vested RSUs to its employees, executive officers and directors, and to certain consultants and advisors of the Company. The fair value at grant date was $82 per RSU. The RSUs shall vest immediately. The related share-based expenses recognised for the period totalled $1,176.

10. During the year ended December 31, 2024, the Company granted 23,951 fully vested options to employees and service providers. The options became fully vested upon grant and were not subject to any further vesting period following the grant date.

    These options carry an exercise price of $36 and the contractual life under the plan is 5 years.

    The fair value of the grant at grant date is $874.

    The related share-based expenses that were recognised in the year ended December 31, 2024, amounted to $874.

    The options were valued using the Black-Scholes pricing model. The main parameters which were used are: (1) risk-free rate: 3.82%; (2) expected volatility: 71.56%; (3) expected term: up to 2.5 years; and (4) expected dividend yield: 0%.

11. A summary of the status of the Company's Share Option Plan granted to employees and service providers (including performance-based awards) and changes during the relevant period are presented below:

RSUs granted to employees, directors and service providers:

	Year ended December 31, 2024	Year ended December 31, 2023
Outstanding at beginning of the year	63	-
Granted	15,373	92
Vested	(15,342)	(27)
Forfeited	(25)	(2)
Outstanding at the end of year	**69**	**63**

Options granted to employees, directors and service providers:

	Year ended December 31, 2024		Year ended December 31, 2023	
	Number of options	Weighted average Exercise price (USD$)	Number of options	Weighted average Exercise price (USD$)
Outstanding at beginning of year	30	149.45	27	94.5
Issue of options	23,951	83.50	18	175.36
Expired	(1)	188	(15)	66.30
Outstanding at the end of year	23,980	83.57	30	149.45
Exercisable options	23,966	83.54	27	146.78

NOTE 18 - GENERAL AND ADMINISTRATIVE EXPENSES:

	Year Ended December 31, 2024	Year Ended December 31, 2023
	US$ in thousands	
Share based compensation	3,178	1,222
Professional services	2,556	667
Transaction cost	2,544	7,278
Public company expenses	1,959	5,128
Wages and salaries related	1,217	1,348
Insurance	675	50
Travel expenses	350	611
Office and maintenance	170	170
Depreciation and amortisation	27	30
Other	53	63
Total	**12,729**	**16,567**

NOTE 19- RESEARCH AND DEVELOPMENT EXPENSES:

	Year Ended December 31, 2024	Year Ended December 31, 2023
	US$ in thousands	
Salaries and related expenses	2,796	2,228
Materials and laboratory expenses	434	223
Share based compensation	403	447
Travel expenses	260	87
Depreciation and amortisation	172	197
Subcontractors and consultants	135	344
Freight	8	33
Other	5	10
Reimbursement from paid pilots and proof of concept projects *	(1,154)	(858)
Total	**3,059**	**2,711**

* Reimbursements represent amounts received from customers participating in pilot programs and proof-

of-concept ("POC") projects in which the Company applies, tests and validates its technology in specific commercial environments prior to broader commercial deployment.

These arrangements form part of the Company's ongoing research, development and product validation activities. Under the terms of the arrangements, the Company retains ownership and control of all intellectual property, know-how and technology developed during the pilot or POC activities. The reimbursements are intended to recover a portion of the costs incurred in conducting the underlying development activities and do not represent consideration for the sale of goods, provision of services, licensing of intellectual property or other revenue-generating activities.

Management considers the reimbursements to be directly attributable recoveries of specific research and development expenditures incurred on behalf of customers participating in pilot and proof-of-concept activities. Accordingly, the amounts are presented as a reduction of the related research and development expenses to reflect the net cost of the underlying development activities. The Company does not consider the reimbursements to represent revenue from contracts with customers within the scope of IFRS 15 or other income arising from activities separate from the related research and development projects.

The reimbursements do not represent government grants, government assistance or other forms of public funding.

NOTE 20 – SELLING AND MARKETING EXPENSES:

	Year Ended December 31, 2024	Year Ended December 31, 2023
	US$ in thousands	
Marketing expenses	507	433
Salaries and related expenses	398	176
Share based compensation	76	28
Travel expenses	8	24
Other	3	-
Total	**992**	**661**

NOTE 21 - TAXES ON INCOME:

1. The Company is incorporated and domiciled in Ireland where the applicable tax rate is 12.5%.

2. Theoretical tax:

	December 31, 2024	December 31, 2023
	USS in thousands	
Reconciliation of income tax at the statutory rate		
Loss before income tax	(35,401)	(20,989)
Theoretical tax rate of 12.5%	(4,425)	(2,624)
Tax effect amounts which are not deductible/(taxable) in calculating taxable income:		
Non-deductible expenditure and others	2,984	3,254
Unrecognised temporary differences and tax losses for which deferred tax weren't recognised	1,441	(630)
Income tax / (benefit)	--	--

3. As of December 31, 2024, the Company has estimated carry forward tax losses of approximately $69,363 (2023: $45,095, 2022: $24,106) which may be carried forward and offset against taxable income for an indefinite period in the future. The Company did not recognise deferred tax assets relating to carry forward losses in the financial statements because their utilization in the foreseeable future is not probable.

NOTE 22 - LOSS PER SHARE

	December 31, 2024	December 31, 2023
	USS in thousands	
Loss for the financial year attributable to the owners of the company	**(31,092)**	**(20,914)**
Basic and diluted loss per share	(248)	**(16,557)**
Weighted average number of ordinary shares used in calculating basic and diluted loss per share	125,329	1,260

(1) The share and per share information in these financial statements reflects the 1-for-75 and 1 for 28.5 reverse share splits that became effective on July 15, 2024 and on January 15, 2025, respectively, of the Company's issued and outstanding Ordinary Shares. See also note 1.F and 1.G.

(2) Restated as a result of the SPAC transaction and after giving effect to the Reverse Stock Splits. See also note 1.B.

The calculation of the basic and diluted loss per share for all past periods presented have been adjusted retrospectively based on the new number of shares derived from the conversion ratio.

Potential ordinary shares

The Company had outstanding warrants, options and convertible instruments that could potentially dilute basic loss per share in future periods. Because the Company incurred losses in each of the periods presented, the impact of these instruments was anti-dilutive and accordingly they have been excluded from the calculation of diluted loss per share.

As of December 31, 2024, potentially dilutive securities consisted primarily of outstanding share options, warrants and convertible instruments that were exercisable or convertible into ordinary shares of the Company.

Events occurring after the reporting date

Subsequent to December 31, 2024, additional conversions of convertible instruments and exercises of warrants occurred as disclosed in Note 28 – Subsequent Events. These transactions were not included in the calculation of basic or diluted loss per share for the year ended December 31, 2024, because they occurred after the reporting date. Refer to Note 28 for further details.

NOTE 23 - RELATED PARTIES:

Key Management Personnel Compensation and other related party transactions and balances:

The key management personnel, among others, include board members, CEO and CFO.

The totals of remuneration paid to Key Management Personnel and related parties during the years are as follows:

US$ in thousands

1. Key Management Personnel Compensation:	December 31, 2024	December 31, 2023
Short-term salary and fees	661	803
Short-term salary for Directors until termination	-	22
Share based payments (inc. Directors)	2,675	2,084
Post-employment retirement benefits	98	98
Non-monetary benefits	41	49
	3,475	**3,056**

2. Transactions with Key Management Personnel:	December 31, 2024	December 31, 2023
Payment for Administrative services	-	34
Payments for legal services	337	287
Revaluation of financial liabilities at fair value	344	1,204
	681	**1,525**

3. Transactions with Shareholders:	December 31, 2024	December 31, 2023
Loan repayment	-	-
Conversion of loan to ordinary shares	-	657
	-	**657**

4. Transactions with Joint Venture:	December 31, 2024	December 31, 2023
Issuance of options to related party	-	-
Proof of Concept projects paid by affiliated companies	-	-
	-	-

5. Balance with Key Management Personnel :		December 31, 2024	December 31, 2023
Key management	Salary and related	(166)	(219)
Directors	Salary and related	(83)	-
		(249)	**(219)**

6. Balance with Shareholders :		December 31, 2024	December 31, 2023
Shareholders	Borrowings from related parties	-	-
Shareholders	Other accounts payable	-	(3)
Shareholders	Trade payables	-	(58)
Shareholders	Derivatives	-	(476)
		-	**(537)**

7. Balance with Joint Ventures :		December 31, 2024	December 31, 2023
Joint Ventures	Other receivables	15	15
Joint Ventures	Investment in subsidiary	105	115
		(120)	**(130)**

NOTE 24 - GOVERNMENT GRANTS

The Government of Israel encourages research and development projects oriented towards products for export or projects which will otherwise benefit the Israeli economy. This is conducted via the Israel Innovation Authority (IIA), which replaced the former Office of the Chief Scientist (OCS). The Company has an approved project with the IIA under which it received a total of $162 in prior years. The Company is subject to paying 3% of its relevant revenues until repayment of the entire grant. As of December 31, 2023 and 2024, the Company has not paid any royalties to IIA. The difference between the consideration received and the liability recognised at inception (present value) was treated as a government grant according to IAS 20 and recognised as a reimbursement of research expenses.

Until October 25, 2023, the interest was calculated at a rate based on 12-month London Interbank Offered Rate, or LIBOR applicable to US Dollar deposits. However, on October 25, 2023, the IIA published a directive concerning changes in royalties to address the expiration of the LIBOR. Under such directive, regarding IIA grants approved by the IIA prior to January 1, 2024 but which are outstanding thereafter, as of January 1, 2024 the annual interest will be calculated at a rate based on 12-month Secured Overnight Financing Rate, the SOFR, or at an alternative rate published by the Bank of Israel plus 0.71513%; and, for grants approved on or following January 1, 2024 the annual interest will be the higher of (i) the 12 months SOFR interest rate, plus 1%, or (ii) a fixed annual interest rate of 4%.

	December 31, 2024	December 31, 2023
	US$ in thousands	
Short term liability at year end	177	153
Total	**177**	**153**

NOTE 25 - COMMITMENTS AND CONTINGENT LIABILITIES:

As part of the Board's ongoing regulatory compliance process, the Board continues to monitor legal and regulatory developments and their potential impact on the Company.
Except as disclosed below, management is not aware of any contingent liabilities or commitments that may have a significant impact on the financial position of the Company.

A. In January 2015, the Company entered into an agreement with Isorad Ltd. (a company wholly owned by the State of Israel with rights to exclusively commercialize the Soreq Research Center technology for civilian uses), according to which the Company was granted technological license in return for future royalties based on 2.2% of gross sales by the Company and its affiliates and after 25 years the license becomes royalty-free. Upon the occurrence of an M&A event (as such event is defined in the agreement to include mergers, sale of all or substantially all the assets of ours and similar event), in the first M&A event, the Company is to pay a consideration equal to 1% of the amount received or transferred and in the second M&A event, a consideration equal to 2% of the amount received or transferred. This will not apply to any future offer of shares, merger or sale of assets thereafter.

In January 2023, the Company signed an amendment to the agreement that determine the following:

(1) for the BCA with Lionheart, Isorad was issued (a) 864,000 options to purchase shares of the Company, the options were issued in January 2023 and valued using the Black-Scholes pricing model. The main assumptions which were used are: (1) risk-free rate: 3.42%; (2) expected volatility: 81.92%; (3) expected term: up to 3 years; and (4) expected dividend yield: 0%;

The fair value of these options was $33 and recognised as a technology license intellectual property.

(2) Additionally, Isorad will be entitled to 1% of any amount actually received against equity or other funding convertible into equity at the closing of the transaction and until 13 months thereafter (to be paid after reaching an aggregated received amount of 27 million, or at the end of such 13 months, the earlier thereof).

As of December 31, 2024, and 2023, based on the funds the Company actually received, the Company recognised a technology license intellectual property at the amount of $158 and $125, respectively against a liability that reflects the due amount.

(3) Exit fee - in the occurrence of the first M&A event (as such event is defined in such agreement to include mergers, sale of all or substantially all the assets of the Company and similar event) after the closing of the BCA, the Company is to pay a cash amount equal to 1.5% of the amount received or transferred. This will not apply to any future offer of shares, merger or sale of assets thereafter.

B. On January 12, 2024, the Company announced that it entered into a $5 million contract with R&I Trading of New York ("R&I Trading"). The intention of the agreement with R&I Trading was to provide a service on supply chain management to a NATO member state. Subsequent to June 30, 2024, R&I Trading sent a termination notice to the Company and a demand for arbitration with respect to disputed payment amounts under the contract. The Company believes the termination of the contract is unlawful and has demanded that R&I Trading honor its obligations under the contract. The Company further believes R&I Trading's claims are without merit and intends to defend any action, if and when commenced, vigorously. The Company is currently engaged in an arbitration process with R&I Trading. The statements of claim by the parties to the arbitration proceedings were filed on January 6, 2025. R&I Trading's statement of claim demands full restitution of the amounts paid by it under the agreement. The Company has assessed the claim in accordance with IAS 37 and has concluded that the recognition criteria for a provision are not met. Management believes the claim is without merit and does not consider an outflow of economic resources to be probable. Accordingly, no provision has been recognised as of December 31, 2024. The Company's statement of claim alleges that R&I Trading breached the agreement and has requested the arbitrator to grant relief for the division of remedies in the event that the Company is presented with further expenses by suppliers and employees that have not yet been included in its damage estimate. The Company also raised claims regarding loss of opportunities and requested declaratory relief in favor of the Company. Prior to filing the statement of claim, on December 26, 2024, the Company filed a motion for declaratory relief. On January 9, 2025, R&I Trading responded to the motion. On March 6, 2025, the parties filed a request for the approval of a mutual procedural arrangement, under which, among other things, R&I Trading will file an affidavit stating that it is not using the Company's IP rights and has no intention of violating the Company's IP rights; the Company will withdraw the motion for a declaration and amend its statement of claim accordingly by March 30, 2025; the statements of defense will be filed by April 21, 2025; and the statements of reply will be filed by May 12, 2025.

On March 7, 2025, the arbitrator approved the request, and on March 23, 2025, R&I Trading filed its affidavit. On May 11, 2025, the parties filed their statements of defense. At this preliminary stage, it is not possible to assess the chances of the Company's claim and the outcome of the arbitration proceedings.

NOTE 26 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT:

Composition of the Company's financial assets and financial liabilities:

	December 31,	
	2024	2023
	US$ in thousands	
Financial assets at amortized cost:		
Cash and cash equivalents	2,343	168
Other current receivables	1,556	424
Total financial assets	3,899	592

	December 31,	
	2024	2023
Financial liabilities at fair value through profit or loss:		
Convertible notes	391	377
Convertible Features	791	-
Warrants - derivative financial liability	1,384	1,143
Pre-paid advance	-	700
Total financial liabilities at fair value through profit or loss	2,566	2,220
Financial liabilities at amortized cost:		
Trade and other payables	13,605	12,487
Short term loan	1,000	-
Bridge loans liabilities	902	2,233
Convertible notes	2,469	1,013
Lease liabilities	418	649
Government grants	177	153
Total financial liabilities at amortized cost	18,571	16,535
Total financial liabilities	21,137	18,755

Financial liabilities measured at fair value through profit or loss as of 31 December 2024 comprised the short-term loan of $1,000 (2023: nil), convertible notes of $391 (2023: $377), embedded conversion features of $791 (2023: nil), warrant derivative liabilities of $1,384 (2023: $1,143) and bridge-loan derivative liabilities of $902 (2023: $2,233). The pre-paid advance of $700 recognised at fair value through profit or loss in 2023 was fully settled during 2024.

Financial liabilities measured at amortised cost comprised trade and other payables of $13,605 (2023: $12,487), convertible note host liabilities of $2,469 (2023: $1,013), lease liabilities of $418 (2023: $649) and government grants of $177 (2023: $153).

Accordingly, host debt instruments are generally measured at amortised cost using the effective interest method, whereas embedded conversion features, warrant liabilities and other derivative components that do not meet the fixed-for-fixed criterion are measured separately at fair value through profit or loss. The bridge-loan derivative liabilities, convertible features and warrant liabilities presented above represent derivative components and are disclosed separately from the related host liabilities measured at amortised cost.

Capital Management

The Company's objectives when managing capital are to safeguard its ability to continue as a going concern, maintain sufficient financial flexibility to support its operations, product development and commercialization activities, and optimize shareholder value.

The Company manages its capital structure through a combination of equity issuances, debt financing and cash flow management. Capital is monitored by management and the Board of Directors through regular reviews of liquidity, cash balances, working capital requirements and forecast funding needs.

The Company defines capital as total equity attributable to shareholders together with interest-bearing borrowings.

During the year, the Company continued to fund its operations through a combination of equity financing and debt instruments. Management continuously monitors the Company's capital position and evaluates potential financing alternatives to ensure that adequate resources are available to meet the Company's strategic objectives.

The Company was not subject to any externally imposed capital requirements during the years ended 31 December 2024 and 2023.

Financial risk management objectives

The Company's activities expose it to a variety of financial risks such as market risks (foreign currency risk), credit risk and liquidity risk. The Company's management oversees the management of these risks, focusing on the unpredictability of financial markets and seeks to minimize potential adverse effects on the financial performance of the Company. The Company uses different methods to monitor different types of risk to which it is exposed. These methods include sensitivity analysis in the case of foreign exchange, ageing analysis for credit risk and maturity analysis in respect of liquidity risk.

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The Company's market risk exposures primarily comprise foreign currency risk and equity price risk associated with certain financial instruments measured at fair value through profit or loss.

Financial instruments exposed to market risk include cash and cash equivalents, trade and other receivables, trade and other payables, borrowings, convertible instruments, warrants and other financial liabilities measured at fair value.

Foreign currency risk

Currency risk is the risk that the value of financial instruments will fluctuate due to changes in foreign exchange rates. Currency risk arises when future commercial transactions and recognised assets and liabilities are denominated in a currency that is not the functional currency. The Company is exposed to foreign exchange risk arising from currency exposure primarily with respect to the NIS, AUD, SGD and Euro.

As of December 31, 2024, the Company has excess financial liabilities over financial assets in foreign currencies in relation to the NIS, AUD, SGD and EUR totalling approximately $2,745, $376, $103 and $163, respectively (December 31, 2023: approximately $1,651, $185, $142 and $101, respectively).

Foreign currency sensitivity analysis

The following table demonstrates the sensitivity test to a reasonably possible change of 10% NIS, AUD, SGD and Euro exchange rates against the USD, with all other variables held constant. The impact on the Company's loss for the financial year (tax effect is not relevant) and equity is due to changes in the fair value of monetary assets and liabilities including non-designated foreign currency derivatives and embedded derivatives. The Company's exposure to foreign currency changes for all other currencies is immaterial.

	Change in NIS rate	Effect on loss for the financial year
December 31, 2024	10%	275
December 31, 2023	10%	165
	Change in AUD rate	Effect on loss for the financial year
December 31, 2024	10%	38
December 31, 2023	10%	19
	Change in SGD rate	Effect on loss for the financial year
December 31, 2024	10%	10
December 31, 2023	10%	14
	Change in EUR rate	Effect on loss for the financial year
December 31, 2024	10%	16
December 31, 2023	10%	10

Equity price risk

The Company is exposed to equity price risk arising from financial liabilities measured at fair value through profit or loss, including convertible instruments, warrants and other derivative financial instruments. The fair values of these instruments are affected by various market-based assumptions, including the Company's share price, expected share price volatility, risk-free interest rates and expected term.

Changes in the Company's share price may result in significant fluctuations in the fair value of these financial liabilities and, consequently, in gains or losses recognised in profit or loss. The Company does not currently enter into hedging arrangements to manage this exposure.

The valuation of these instruments is described further in Note 27, and the related fair value measurements are classified within the fair value hierarchy based on the nature of the valuation inputs used.

Credit risk

Credit risk is the risk that a counterparty will fail to meet its contractual obligations, resulting in a financial loss to the Company. The Company's exposure to credit risk arises principally from cash and cash equivalents, trade receivables, proof-of-concept receivables and other receivables.

The carrying amounts of financial assets recognised in the consolidated statement of financial position represent the Company's maximum exposure to credit risk at the reporting date.

The Company manages credit risk by dealing primarily with counterparties considered to have acceptable credit quality and by monitoring outstanding receivable balances on an ongoing basis. The Company evaluates the concentration of credit risk associated with its customers and financial institutions and considers historical loss experience, current economic conditions and forward-looking information when assessing expected credit losses.

Cash and cash equivalents are held with major financial institutions in Israel, Australia and other jurisdictions in which the Company operates. Management monitors the credit quality of these institutions and does not consider there to be a significant concentration of credit risk associated with cash balances.

For trade receivables, proof-of-concept receivables and other receivables, the Company applies the impairment requirements of IFRS 9. Expected credit losses are measured using a lifetime expected credit loss approach where applicable and are based on historical credit loss experience, adjusted for current conditions and reasonable and supportable forecasts of future economic conditions.

Management assessed the expected credit losses relating to the Company's financial assets as of December 31, 2024, and December 31, 2023. Based on the nature of the counterparties, the short-term maturity of the receivables and the historical credit experience of the Company, any expected credit loss allowance was determined to be immaterial.

The Company had no significant concentrations of credit risk with any individual customer or counterparty that would require separate disclosure as of December 31, 2024, or December 31, 2023.

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting its obligations associated with financial liabilities that are settled by delivering cash or another financial asset.

The Company's objective is to maintain sufficient liquidity to meet its operational requirements and financial obligations as they fall due. The Company manages liquidity risk through ongoing monitoring of cash flows, budgeting and forecasting processes, management of working capital and periodic capital raising activities when required. Management regularly reviews projected cash requirements and compares these with available cash resources and expected funding sources.

The Company has historically incurred operating losses and generated negative operating cash flows. Accordingly, the Company's ability to continue funding its operations is dependent upon its ability to manage expenditures, generate cash inflows from commercial activities and, where necessary, obtain additional financing through debt, equity or other strategic funding arrangements. Management monitors these matters continuously as part of its going concern assessment.

The contractual maturity analysis below reflects the undiscounted cash flows of the Company's financial liabilities based on the earliest date on which the Company may be required to settle the obligation.

The amounts disclosed in the maturity analysis differ from the carrying amounts included in the consolidated statement of financial position because the table incorporates contractual undiscounted cash flows, including future interest payments where applicable.

The following tables detail the Company's remaining contractual maturity for its financial liabilities. The tables have been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Company can be required to pay.

As of December 31, 2024

	Less than one year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	>5 years	Total
Trade and other payables	13,605	-	-	-	-	-	13,605
Short term loan	1,500	-	-	-	-	-	1,500
Bridge loans	902	-	-	-	-	-	902
Government grants	177	-	-	-	-	-	177
Lease liability	81	74	74	74	74	41	418
Convertible note	3,651	-	-	-	-	-	3,651
Financial derivatives	1,384	-	-	-	-	-	1,384
	21,500	74	74	74	74	41	21,637

As of December 31, 2023

	Less than one year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	> 5 years	Total
Trade and other payables	12,487	-	-	-	-	-	12,487
Bridge loans	1,750	453	15	15	-	-	2,233
Government grants	153				-	-	153
Lease liability	81	81	74	74	74	265	649
Convertible promissory note	1,013	-	-	-	-	-	1,013
Pre-paid advance	700	-	-	-	-	-	700
Convertible note	377	-	-	-	-	-	377
Financial derivatives	1,143	-	-	-	-	-	1,143
	17,704	534	89	89	74	265	18,755

	Year ended December 31, 2024 (in thousands)	Year ended December 31, 2023 (in thousands)
Outstanding at beginning of period	1,707	1,031
Net fair value movement during the year	(323)	676
Outstanding at the year end	1,384	1,707

NOTE 28 - SUBSEQUENT EVENTS:

Since the reporting date the following significant events have occurred:

1. On December 30 and 31, 2024, some of the option warrant A holders as part of the September 11, 2024 Aegis transaction submitted an exercise instruction to convert the option warrants into shares, in exchange for an exercise addition of $1,510, which was transferred to the Company's bank account only on January 2, 2025. The company had no technical ability to withdraw from its obligation to issue the shares once the exercise notice was received from the warrant holders and recorded the proceeds towards Other Current assets.

2. After balance sheet date and until the date of the authorization of these financial statements the Company repaid $250 of the Bridge Loans and the 1800 Diagonal August Promissory Note was fully repaid in cash during 2025 for an aggregate amount of approximately $246 (comprising the original principal amount of $223.7 and interest of 22.4).

3. On February 21, 2025, the Company filed a "shelf" registration statement on Form F-3 with the U.S. Securities and Exchange Commission, registering for sale from time to time, up to $45,000 of any combination of the securities described in the Form F-3, either individually or in units. The Company may also offer ordinary shares or preferred shares upon conversion of debt securities, ordinary shares upon conversion of preferred shares, or ordinary shares, preferred shares or debt securities upon the exercise of warrants or rights.

4. On February 24, 2025, the Company amended its 2022 Incentive Equity Plan (the "Incentive Plan"), to increase the number of authorised Ordinary Shares under the Incentive Plan to 2,396,668 from 111,668 (the "Amendment"). As a Foreign Private Issuer, Nasdaq Rule 5615(a)(3) allows the Company to rely on home country corporate governance practices in lieu of certain of the rules in the Nasdaq Rule 5600 Series and Rule 5250(d) and, accordingly, the Company so elected to approve the Amendment without stockholder approval. Thereafter, the Company granted an aggregate of 1,215,000 restricted stock units and 1,070,000 stock options to its executive officers and directors, and to certain consultants and advisors to the Company.

5. On March 17, 2025, the Company amended its 2022 Incentive Equity Plan (the "Incentive Plan"), to increase the number of authorised Ordinary Shares under the Incentive Plan to 2,531,668 from 2,396,668 (the "Amendment"). As a Foreign Private Issuer, Nasdaq Rule 5615(a)(3) allows the Company to rely on home country corporate governance practices in lieu of certain of the rules in the Nasdaq Rule 5600 Series and Rule 5250(d) and, accordingly, the Company so elected to approve the Amendment without stockholder approval. Thereafter, the Company granted 135,000 half vested immediately and half vested on June 1, 2025, stock options to certain consultants and advisors to the Company.

6. On March 26, 2025, the Company established a fully owned entity incorporated in Dubai Multi Commodities Centre Authority, United Arab Emirates with the name and style of "SMX Circular Economy FZCO".

7. On March 28, 2025,

The Company entered into an agreement with 1800 Diagonal ("1800 Diagonal March"), pursuant to which it issued a promissory note with a par value of $ 295.5 comprising gross cash proceeds of $257 thousand and an original issue discount of $38.55 in consideration for net cash proceeds of approximately $250, after deduction of issuance expenses of approximately $7.The note bears interest at an annual rate of 12% or $30.84 and is repayable in seven instalments between September 2025 and March 2026, as follows: (1) $ 163 on September 30, 2025; (2)-(7) $ 27.2 on each month-end from October 2025 to March 2026.

The note contains customary default provisions for similar transactions, under which, in the event of default: (i) it becomes immediately due and payable; (ii) the outstanding principal and interest increase by 150%; and (iii) it may be converted, at the sole discretion of 1800 Diagonal March, into ordinary shares of the Company. In this regard, the conversion price is the lowest closing price of the Company's shares during the ten trading days preceding the conversion request, less a 25% discount. Conversion is subject to an ownership limitation of 4.99%. The agreement also includes customary representations, undertakings, and indemnities in favour of 1800 Diagonal March, its subsidiaries, and related entities. For accounting purposes, the promissory note is a compound financial instrument, bifurcated on initial recognition into:

(i) a host straight debt component, classified as a financial liability measured at amortized cost, with an effective interest rate at initial recognition of 107.46%; and

(ii) an embedded conversion option, classified as a derivative financial liability measured at fair value through profit or loss.

As of March 28, 2025, the carrying amount of the host straight debt component was $204.

The fair value of the embedded conversion option at initial recognition was estimated at $ 47, as determined by management with the assistance of an independent appraiser using a Monte Carlo simulation, incorporating an expected volatility of 60.37% and a risk-free interest rate of 4.04%. As conversion is permitted only upon an event of default, the appraiser estimated the probability of such an event at 8.962%, and the fair value was calculated accordingly as this percentage of the full conversion value.

During 2025, the promissory note was fully repaid in cash for an aggregate amount of approximately $317.

8. On May 2, 2025, the Company's shareholders approved the subdivision of its ordinary shares into 1 ordinary share of $0.00000000000001 nominal value with the same rights as each current ordinary share, and 470,250,014,886,351 new deferred shares of US$0.00000000000001 nominal value with the following rights: (i) each new deferred share shall not entitle the holder thereof to receive notice, attend or vote at general meetings of the Company; (ii) each New Deferred Share shall not entitle the holder thereof to participate in any dividends declared or paid by the Company; and (iii) on a return of capital on a winding up or otherwise, each New Deferred Share shall entitle the holder thereof to receive an amount of US$0.00000000000001 on each deferred share after an amount of $1,000,000,000 has been paid in respect of each ordinary share.

9. After the balance sheet date and until May 6, 2025, the Company issued to Alpha an aggregate of **972,248 Ordinary Shares** pursuant to conversions of the Alpha April Note and **543,644 Ordinary Shares** pursuant to the full conversion of the Alpha July Note. All share quantities reflect the effects of the applicable reverse share splits and are presented on a post-split basis. In addition, on April 2, 2025, the Company entered into a settlement agreement with Alpha pursuant to which it issued an additional **408,551 Ordinary Shares** with a fair value of approximately **$787**. These shares were issued under the settlement agreement and were not part of the ordinary contractual conversion of principal and accrued interest under the Alpha April Note. As of 31 December 2025, the Alpha April Note and Alpha July Note had been fully settled through conversions and settlement share issuances and no liability remained outstanding in respect of either note.

See also notes 8.C, 8.D and 8.F.

10. On May 9, 2025, the Company informed Alpha of the termination of the SPA (See note 10)

11. On May 8, 2025, the Company entered into a financing arrangement with RBW Capital pursuant to which it issued a promissory note with a principal amount of \$6.875 million in consideration for aggregate cash proceeds of \$5.5 million, reflecting an original issue discount of \$1.375 million (20%). The initial funding of \$1.375 million represented the first tranche under the arrangement. The remaining funding was received through subsequent scheduled tranches and, by the date of authorization of these financial statements, the Company had received the full \$5.5 million of contractual cash proceeds under the agreement. No unfunded commitment remained outstanding under the facility.

12. On May 13, 2025, and effective March 31, 2025, the Company entered into Amendment #2 to the Promissory Note and Amendment #2 to the Senior Note with PMB Partners, LP. The amendments extended the maturity date of the Senior Promissory Notes to November 30, 2025 and increased the contractual interest rate from 15% to 18% per annum. In addition, all accrued and unpaid interest was capitalised and added to the principal balances of the Senior Promissory Notes. Accrued interest of approximately \$93 was capitalised, increasing the principal amount of the \$800 Convertible Note from \$800 to approximately \$857 and increasing the principal amount of the \$500 Non-Convertible Promissory Note from \$500 to approximately \$536. Accordingly, the aggregate principal balance of the Senior Promissory Notes increased from \$1,300 to approximately \$1,393 following the amendments.

13. During 2025, following the occurrence of an Event of Default under the Abri Loan Agreement, the outstanding loan balance was accelerated and increased by 150%, becoming immediately due and payable in accordance with the terms of the agreement. During the second half of 2025, the Company repaid an additional aggregate amount of approximately \$500 thousand in cash. Subsequently, the Company entered into an agreement with Abri to settle the remaining outstanding loan balance through the issuance of the Company's ordinary shares and issued an aggregate of 58,288 ordinary shares to Abri (post reverse share splits). As a result of the issuance, the issued capital and additional paid in capital increased in the amount of \$4,134 thousand. As a result of this transaction, the Abri Loan Agreement was fully settled through a combination of cash repayments and equity issuance.

14. Subsequent to the reporting date, management identified impairment indicators relating to certain intangible assets. During the preparation of the Company's 2025 financial statements, management undertook an impairment assessment using information and assumptions that became available after 31 December 2024, including changes in expected commercialization timelines, revised revenue forecasts and updated market assumptions.

An independent valuation specialist subsequently performed an updated valuation that incorporated those post-reporting-date facts and circumstances. Based on that assessment, impairment losses of approximately \$7.6 million were recognised during the year ended 31 December 2025 in respect of certain intangible assets.

Management concluded that the changes in commercialization timelines, forecast revenues and market assumptions arose after 31 December 2024 and did not provide evidence of conditions existing at the reporting date.

Accordingly, the impairment has been treated as a non-adjusting event under IAS 10 and no adjustment has been made to the carrying amounts of the related intangible assets in these financial statements.